FIRST PACIFIC

Annual Report 2008 First Pacific Company Limited

Stock Code : 00142



Creating long-term value in Asia

Vision

Creating long-term value in Asia

Mission

- Active management
- Enhancing potential
- Enriching lives

Financial Highlights

Contribution from Operations


US$ millions
350
300
250
200
150
100
50
0
04 05 06 07 08

Recurring Profit


US$ millions
300
250
200
150
100
50
0
04 05 06 07 08

Profit Attributable to Equity Holders of the Parent


US$ millions
600
500
400
300
200
100
0
04 05 06 07 08

Contribution by Country


US$ millions
250
200
150
100
50
0
07 08
07 08
Philippines
Indonesia

Basic Recurring Earnings Per Share


U.S. cents
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
04 05 06 07 08

Turnover


US$ billions
5.0
4.0
3.0
2.0
1.0
0
04 05 06 07 08

Corporate Profile

First Pacific is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to Telecommunications, Infrastructure, Consumer Food Products and Natural Resources.

Listed in Hong Kong, First Pacific's shares are also available in the United States through American Depositary Receipts.

As at 25 March 2009, First Pacific's economic interest in PLDT is 26.5%, in MPIC 97.3%, in Indofood 50.1% and in Philex 21.1%.

First Pacific's principal investments are summarized on page 160.

Share Price Performance


HK$
7.0
6.0
5.0
4.0
3.0
2.0
Dec 07
Mar 08
Jun 08
Sep 08
Dec 08
Feb 09

Market Capitalization


US$ billions
3.0
2.5
2.0
1.5
1.0
0.5
0
04
05
06
07
08

Adjusted Net Asset Value by Country 31 December 2008


12%
88%

	US$ millions
Philippines	2,668.7
Indonesia	373.4
Total	**3,042.1**

Contents

Chairman's Letter



Dear Shareholders

I reported last year about our expectations in 2008 that PLDT would continue to perform ahead of prior years, and that MPIC and Indofood would respectively benefit from their expanded portfolios of businesses.

PLDT's traditional businesses grew under challenging circumstances. The new growth driver in broadband, both on the wireline and wireless platforms, saw very strong gains. Together with PLDT's traditional businesses and strong cash flows, we were able to enjoy a second year of dividend payout of 100% of its core earnings. I have no doubt PLDT will maintain its pre-eminent position amongst Philippines corporates.

MPIC's turnaround was completed last year, and 2008 saw excellent progress with its portfolio enhanced through the acquisition of the key tollroad franchise in the Philippines and increased interest in Maynilad Water. The outlook for 2009 suggests that further complementary infrastructural businesses could be added to the portfolio. We should see growth in the water and tollroad businesses as operational expertise and strong marketing practices bring better financial performance.

Indofood's complementary strategic business units were able to deliver a third consecutive year of good results. Whilst oil and soft commodity prices enjoyed a strong first half in the year, the adverse impact of falling commodity prices in the second half of 2008 was compensated by strong performances in the other divisions — most notably consumer branded products. The outlook for 2009 will be mixed, as commodity prices remain under pressure and as the divisions continue to focus on integrating the two significant acquisitions made over the past years – the 64.4% interest in Lonsum plantation made in 2007 and, in December 2008, the 68.6% interest in Indolakto, a premier milk products business.

First Pacific remains focused and prudent in its search for suitable investment opportunities in the coming years when it is expected that more investment opportunities will arise. However, we will continue to adopt the same practices and criteria in evaluating their value enhancing nature.

Whilst we remain vigilant with regard to how we spend our capital, the majority of our resources to date have been utilized to enhance our investment portfolio as a means to enhancing long term value and growth.

Sincerely

Anthoni Salim
Chairman

25 March 2009

Managing Director and Chief Executive Officer's Letter



Dear Shareholders

A financial storm blew across the world in 2008.

Despite this phenomenon, I maintained my confidence in the inherent strength of our businesses. Based on their financial and operating results in the year, which were at or above expectations – that faith has demonstrably been substantiated. Recurring profit at US$239.2 million was realized in 2008 – a record high in the twenty seven year history of First Pacific.

Let me give a quick review of the performance of our businesses:

- PLDT recorded its sixth consecutive year of historic high core income – Pesos 38.1 billion
- MPIC expanded its portfolio of businesses and saw significant growth over last year for each of the businesses acquired since its restructuring in 2006
- Indofood posted strong profits in the first nine months of the year, but its overall performance for the year was impacted in the last quarter by the depreciation of the Rupiah and the collapse of Crude Palm Oil prices as the global crisis started to strangle demand
- Philex – our mining investment – had a rather difficult last quarter last year as copper prices fell, cushioned to a degree by the continued strength of gold prices. Significant profits were still produced for the year

Various opportunities were assessed in the course of 2008 against the investment criteria outlined in my letter to you last year. It is anticipated that investment circumstances in Asia will become favorable in 2009 as assets become priced more realistically. In the first quarter of 2009, we have seen an increase in the array of opportunities becoming available. As an example, MPIC, together with PLDT, are in the process of making a significant investment in Meralco, the dominant electricity distributor franchise in the Philippines. Meralco is attractive to us because it fits into our strategy of building an infrastructure segment to our overall investment portfolio.

During the year, we acquired a 21% interest in Philex, the premier mining company in the Philippines. This is an initial step to building a significant mining business considering the mining opportunities available in general in the Philippines, and the specific mining prospects – in particular its Boyongan gold and copper property in Mindanao – that Philex is currently developing.

During the year, PLDT recorded its sixth consecutive year of historic high core net income. At the same time, it has managed to sustain its strong cash flows, enabling the company to increase its capital expenditure level in response to market demand and to its future, and to declare 100% dividend payout of core earnings for the second consecutive year. Whilst we

First Pacific Share Price vs Hang Seng Index (HSI)


First Pacific HK$
First Pacific
HSI
HSI
7.0
5.0
3.0
1.0
35,000
25,000
15,000
5,000
Dec 07
Mar 08
Jun 08
Sep 08
Dec 08
Feb 09

saw growth in the number of cellular subscribers, average spend has dropped as we extended our marketing into the lower economic segments of the market. Economic difficulties have also begun to surface in the latter part of the year and this has caused some of our subscribers to downgrade their subscription service to the lower ARPU bucket priced packages. PLDT has made further progress in transitioning its business and its networks from voice to data, from legacy to IP-based, from pure telephony to multi-media. This evolution will be enhanced during 2009 as broadband and data services continue to show remarkable growth on both the wireline and wireless platforms.

In early March, PLDT announced its intention to acquire a 20% equity interest in Meralco. This is a strategic move made for affirmative and defensive reasons, which have been fully described by PLDT in its official statement. I am confident that in the long-term, the synergistic benefits between these twin utilities can be optimized to their mutual benefit – and to increase value to their respective shareholders.

In 2007, I reported on the turnaround of MPIC, and I am pleased to advise that MPIC's return to corporate health is now complete. This has been accomplished with:

- The acquisition of a further interest in the Maynilad Water franchise to take MPIC's stake to a majority 57%
- The acquisition of a 67% interest in the premier tollroad asset in the country, the North Luzon Expressway (NLEX)
- The acquisition of approximately one-third interest each in Makati Medical Centre and in Davao Doctors Hospital, two prime hospital operations

These assets offer significant growth and profit potential for MPIC. In the case of Maynilad Water, following the significant steps taken during 2007 and continued into 2008, we saw a 10% increase in billed water volume over the previous year and lower Non-Revenue Water (NRW) as our capital expenditure and operating management improvements began to take hold.

The Philippines need a viable and seamless tollroad system. Through our investment in NLEX, we are positioned to expand our tollway investment and attain this important national infrastructure objective. Already, we have started to extend NLEX, to enter into discussions to acquire an interest in the South Luzon Expressway (Skyway), and to engage the Philippine Government by way of a Memorandum of Understanding to build a Connector Road linking these two major north/south tollways – NLEX and SLEX.

The acquisition of a 69% interest in Indolakto by Indofood was concluded in December 2008. Indolakto is the second largest dairy products manufacturer in Indonesia with strong brand equity and product complementarily with the portfolio of Indofood's consumer branded products. Despite cost pressures in all of its business divisions, Indofood's operating performance was improved during the year. This is the third consecutive year of better operating performance. Whilst commodity prices have fallen in the last quarter of the year and with a bearish outlook ahead, we recognize that our IndoAgri business will face revenue challenges. Consequently, Indofood will need to focus its efforts to reducing production costs and securing the logistical benefits available, given the significant size of its plantation assets.

The operational and financial performance improvement of its various investments have enabled the First Pacific Group, taken as a whole, to make an aggregate investment of slightly over US$1,000 million in 2008. During the year, we were able to capitalize MPIC further to the extent of approximately US$340 million to support the expansion of its infrastructure portfolio (tollways, water distribution, and hospitals), employed US$133 million with respect to our mining investment in Philex, invested US$350 million in Indolakto, acquired a sugar plantation and milling operation in Indonesia for US$41 million, and bought back shares across the Group totaling US$137 million.

Looking ahead to 2009, our view of First Pacific's performance is one of guarded optimism – but optimism nonetheless. I remain confident that our businesses will continue to do well despite the global crisis and its undoubted adverse effects on consumer spending. That optimism has been proven for the past years. For as long as we continue to manage our investments competently and well, I have little doubt that that faith reposed in them will again be rewarded in the new year.

In closing, I would like to thank our Shareholders most sincerely for their continued support and patience, and to the Management of our businesses for a job well done in 2008.

Most cordially

Manuel V. Pangilinan
Managing Director and
Chief Executive Officer

25 March 2009

Goals

FIRST PACIFIC

Review of 2008 Goals

GOAL
Continue to enhance the profitability of operating companies
ACHIEVEMENT: Achieved
All operating companies continue to report improved operating results. PLDT, MPIC and Indofood's profit contribution to the First Pacific Group increased 19%, 311% and 34% respectively.

GOAL
Expand our business portfolio with complementary investments in telecoms, infrastructure, consumer products and natural resources in the emerging markets of Asia
ACHIEVEMENT: Achieved
The First Pacific Group expanded its portfolio by investing US$1,027 million in 2008 in these core sectors

Natural Resources
- First Pacific acquired a 21% interest in Philex Mining in the Philippines (US$133 million)
- Indofood subscribed for a 60% equity interest in a sugar cane plantation company (US$41 million)
- Indofood agreed to acquire additional interests in plantations (US$27 million)

Consumer Products
- Indofood acquired a 69% effective interest in Indolakto, a dairy products manufacturer (US$350 million)

Infrastructure
- MPIC increased its interest in Maynilad Water to a control position of 57% (US$213 million)
- MPIC acquired a 67% ownership interest in Metro Pacific Tollways Corporation (US$252 million)

Healthcare
- MPIC acquired 34% interest in Davao Doctors Hospital (US$11 million)

GOAL
Manage capital within our overall investment plans and financial position to enhance shareholder returns
ACHIEVEMENT: Achieved
First Pacific Group invested over US$1 billion in businesses with significant growth potential in order to build long-term value. First Pacific Board recommended a final dividend of U.S. 0.77 cent (HK6.00 cents) per share (2007: U.S. 0.64 cent or HK5.00 cents), bringing total dividends (including an interim dividend of U.S. 0.38 cent (HK3.00 cents) per share) for the full year to U.S. 1.15 cent (HK9.00 cents) per share (2007: U.S. 0.90 cent or HK7.00 cents excluding special dividend of U.S. 0.38 cent (HK3.00 cents) per share). Dividend yield increased to approximately 3.4% (2007: 1.7%) based on the closing price of HK$2.66 on 25 March 2009. During 2007 and 2008, First Pacific bought back a total of 21.8 million shares for an aggregate consideration of approximately US$13 million.

Goals for 2009

- Enhance the profitability of operating companies, in particular continue to improve the profitability of MPIC and of PLDT
- Manage the projected profitability of Indofood given the downturn in the CPO prices which will impact the profitability of Agribusiness
- Continue to evaluate complementary investment opportunities in telecoms, infrastructure, consumer products and natural resources in the emerging markets of Asia
- Manage capital within the Group's financial resources and its overall investment plans to enhance shareholder returns

PLDT


SMART
SMART
MONEY
CLARISSA C. LOPEZ



Review of 2008 Goals

GOAL
Sustain overall service revenue growth and profitability
ACHIEVEMENT: Achieved
Consolidated service revenues increased 5% to Pesos 142.9 billion (US$3,198.3 million). Data and ICT revenues increased 12% and accounted for 53% of total service revenues. EBITDA increased 6% to Pesos 87.6 billion (US$1,960.6 million) and EBITDA margin remained at 61% of service revenues.

GOAL
Accelerate growth in wireless, broadband and ICT, both organically, as well as through acquisitions
ACHIEVEMENT: Achieved
Combined GSM subscriber base increased 17% to 35.2 million, while broadband subscribers grew 72% to 995,916. Capital expenditure increased 2% to Pesos 25.2 billion (US$564.0 million) mainly to provide increased network capacity for cellular and broadband, and continued upgrade of the fixed line to the Next Generation Network. Service revenues of wireless, broadband and internet, and ICT increased 8%, 45% and 4% respectively.

GOAL
Leverage combined strengths in product innovation, technology expertise and networks
ACHIEVEMENT: Achieved
A wide range of affordable and value-added packages are available to individuals, small and medium-sized enterprises and corporate clients. Text messaging revenues increased 10% to Pesos 45.2 billion (US$1,011.6 million) and GSM subscriber base increased 17% to 35.2 million as various bucket-priced text promotional offerings were launched in response to the market environment.

GOAL
Raise service quality to significantly improve the customer experience across a wide range of services and solutions
ACHIEVEMENT: Achieved
Capital expenditure of Pesos 25.2 billion (US$564.0 million), amounted to 18% of the service revenues and this was used to expand and upgrade the network, of which 66% was allocated to wireless, 31% to fixed line and 3% to ICT. The continued improvement in service quality supports sustainable growth in service revenues and subscriber base.

GOAL
Continue capital management, maintain dividends to common shareholders at 70% of 2008 core earnings and retain the "look back" approach; implement share buyback program at times when the market price does not reflect management's view of share's value
ACHIEVEMENT: Achieved
PLDT maintained its strong performance and robust free cash position despite the impact of inflation and the global slowdown. PLDT declared a final regular dividend of Pesos 70 (US$1.57), representing the committed 70% payout of core earnings and a special dividend of Pesos 60 (US$1.34) per share. Together with the interim dividend of Pesos 70 (US$1.57) per share, total dividends for 2008 were Pesos 200 (US$4.48) per share, representing 100% payout of its core earnings. PLDT's strong free cash flow allows it to concurrently implement its capital management program and business expansion plans. Its board approved a share buyback program of up to 5 million shares, PLDT bought back 1.97 million shares into treasury at an average cost of Pesos 2,521 (US$56.4) per share during 2008. PLDT will continue to buy back its shares from the market as opportunities arise.

Goals for 2009

- Sustain wireless and broadband growth momentum
- Manage transformation to next generation network
- Achieve improved operating results from ePLDT
- Conclude Piltel's proposed acquisition of 20% interest in Manila Electric Company

METRO PACIFIC INVESTMENTS





Review of 2008 Goals

GOAL

Secure new investment opportunities in the infrastructure, healthcare and hotel development sectors

ACHIEVEMENT: Achieved

MPIC significantly expanded its infrastructure and healthcare business portfolio by investing a total of Pesos 22.3 billion (US$475.9 million).

Infrastructure

- Acquired a 67.1% interest in Manila North Tollways Corporation (MNTC) by Pesos 12.3 billion (US$251.7 million) which holds the franchise for North Luzon Expressway (NLEX)
- Increased interest in Maynilad to a controlling position of 56.8% by Pesos 9.5 billion (US$212.8 million)

Healthcare

- Invested approximately Pesos 0.5 billion (US$11.4 million) in Davao Doctors Hospital, fully converted Pesos 750 million (US$16.7 million) subordinated notes of Medical Doctors, Inc. (MDI) and successfully obtained in February 2009 a 20-year operating contract for the Cardinal Santos Medical Center

MPIC discontinued its interest in hotel development given the adverse effect of high fuel prices and the impeding financial crisis on travel and construction costs.

GOAL

Expand project portfolio of middle- and high-end urban residential and luxury residential resorts

ACHIEVEMENT: Not achieved

MPIC is in the process of disposing of this business following a strategic review of its businesses and focus on infrastructure. MPIC decided late in 2008 to divest part of its interest in the leisure property developer, Landco.

GOAL

Secure funding for business expansion

ACHIEVEMENT: Achieved

In 2008, MPIC issued 5.7 billion new shares to finance the acquisition of an additional interest in Maynilad and Davao Doctors Hospital. MPIC also increased its authorized capital stock from Pesos 4.6 billion to Pesos 21.55 billion. In addition, MPIC obtained a Pesos 6.75 billion (US$142.0 million) bank loan for the partial financing of the acquisition of MNTC.

GOAL

Continue to improve profitability of Maynilad, Landco and MDI

ACHIEVEMENT: Substantially Achieved

In Maynilad, net income increased by 85% to Pesos 1,994 million (US$44.6 million) as total billed water volume rose as of year end by 10% to 315 million cubic meters and total billed customers increased 8% to 762,315, with non-revenue water improving to 60% in December 2008 from 67% in December 2007.

MDI's net revenue improved by 19% to Pesos 3,234 million (US$72.4 million) resulting from a higher average occupancy rate and the implementation of cost management programs.

Landco's performance suffered as second leisure home interest declined.

Goals for 2009

- Conclude the proposed acquisition of a 10.17% interest in Manila Electric Company and play a key role in improving the financial performance of Meralco
- Further enhance profitability of Maynilad and NLEX through capex and marketing initiatives
- Expand tollroad portfolio principally through the NLEX expansion options and make further strategic acquisitions as opportunities arise
- Expand healthcare portfolio through organic growth and acquisition
- Raise new equity from third party investors
- Increase the liquidity/free float to a minimum of 20% of the issued share capital

Indofood
THE SYMBOL OF QUALITY FOODS



Review of 2008 Goals

GOAL
Enhance brand equity and maintain market position
ACHIEVEMENT: Partially Achieved
Despite high inflation and weak purchasing power, some of the principal business groups maintained market position. Consolidated net sales increased 39.3% to Rupiah 38.8 trillion (US$3,992.5 million).

GOAL
Principal business groups to continue their specific production and cost efficiency initiatives
ACHIEVEMENT: Substantially achieved
Gross margin declined marginally to 23.1% from 23.8%, however, operating profit increased 50.9% to Rupiah 4,341.5 billion (US$447.6 million) despite high raw material and fuel related costs in the first half of 2008.

GOAL
Integration of IndoAgri and Lonsum's operations
ACHIEVEMENT: Partially achieved
IndoAgri's operational integration of Lonsum included combining purchases of fuel and high quality fertilizer, sharing expertise in research and development, breeding and best practice in plantation management. The process is ongoing.

GOAL
Refinance short-term debts to longer term facilities
ACHIEVEMENT: Partially achieved
Approximately 65% of the total bridging loans of US$180 million and Rupiah 2.4 trillion (US$219.2 million) has been refinanced to 5-year loans.

Goals for 2009

- Further improve operational and cost efficiencies
- Maintain market leadership position through product innovation and focused advertising and promotion programs, as well as increasing distribution penetration
- Develop key account team to manage all group products
- Continue the integration of IndoAgri and Lonsum's operations
- Preserve cash by tightening cash flow management and prioritizing capital expenditure
- Refinance short-term debts to longer term facilities

Philex Mining Corporation



Goals for 2009

- Maintain production of approximately 9 million tons of ore
- Allocate additional resources to advance the Boyongan Copper-Gold Project

Board of Directors and Senior Executives

Board of Directors





ANTHONI SALIM

Chairman

Age 60, born in Indonesia. Mr. Salim graduated from Ewell County Technical College in London. He is the President and CEO of the Salim Group, President Director and CEO of PT Indofood Sukses Makmur Tbk, and holds positions as Commissioner and Director in various companies, including Futuris Corporation Limited, Australia.

Mr. Salim serves on the Boards of Advisors of several multinational companies. He was a member of the GE International Advisory Board, and is currently a member of the Advisory Board of ALLIANZ Group, an insurance company based in Germany. He joined the Asia Business Council in September 2004.

Mr. Salim is the son of Soedono Salim. He has served as a Director of First Pacific since 1981 and assumed the role of Chairman in June 2003.

MANUEL V. PANGILINAN

Managing Director and Chief Executive Officer

Age 62, born in the Philippines. Mr. Pangilinan received a BA from Ateneo de Manila University and an MBA from University of Pennsylvania's Wharton School before working in the Philippines and Hong Kong for the PHINMA Group, Bancom International Limited and American Express Bank. He served as First Pacific's Managing Director after founding the Company in 1981, was appointed Executive Chairman in February 1999 and re-assumed the role of Managing Director and CEO in June 2003.

Mr. Pangilinan also served as President and CEO of Philippine Long Distance Telephone Company (PLDT) since November 1998 and was appointed Chairman of PLDT in February 2004. He is the Chairman of Metro Pacific Investments Corporation, Smart Communications, Inc., Pilipino Telephone Corporation, Maynilad Water Services, Inc., Metro Pacific Tollways Corporation (formerly First Philippine Infrastructure, Inc.), Manila North Tollways Corporation, First Philippine Infrastructure Development Corporation, Tollways Management Corporation, Landco Pacific Corporation and Medical Doctors, Inc. (Makati Medical Center), as well as the President Commissioner of PT Indofood Sukses Makmur Tbk. Mr. Pangilinan is also a Director of Philex Mining Corporation.

In May 2006, the Office of the President of the Philippines awarded Mr. Pangilinan the Order of Lakandula, rank of Komandante in recognition of his contributions to the country. He was named Management Man of the Year 2005 by the Management Association of the Philippines. Mr. Pangilinan was awarded Honorary Doctorates in Humanities by Holy Angel University in 2008, by Xavier University in 2007 and by San Beda College in 2002 in the Philippines. He was a member of the Board of Overseers of The Wharton School, University of Pennsylvania, and holds chairmanships in the Board of Trustees of Ateneo de Manila University and of San Beda College, non-profit organizations Philippine Business for Social Progress (PBSP) and the Philippine Business for Education (PBED). Mr. Pangilinan is also the President of the Samahang Basketbol Ng Pilipinas (the national association for basketball) and is Chairman of the Amateur Boxing Association of the Philippines (the national association for boxing).





EDWARD A. TORTORICI

Executive Director

Age 69, born in the United States. Mr. Tortorici received a BS from New York University and an MS from Fairfield University. Mr. Tortorici has served in a variety of senior and executive management positions, including Corporate Vice President for Crocker Bank and Managing Director positions at Olivetti Corporation of America and Fairchild Semiconductor Corporation.

Mr. Tortorici subsequently founded EA Edwards Associates, an international management and consulting firm specializing in strategy formulation and productivity improvement with offices in USA, Europe and Middle East.

In 1987 Mr. Tortorici joined First Pacific as an Executive Director for strategic planning and corporate restructuring, and launched the Group's entry into the telecommunications and technology sectors. Presently, he oversees corporate strategy for First Pacific and guides the Group's strategic planning and corporate development activities. Mr. Tortorici serves as a Commissioner of PT Indofood Sukses Makmur Tbk which is based in Indonesia; a Director of Metro Pacific Corporation, Maynilad Water Services, Inc. and Landco Pacific Corporation, and an Executive Advisor of Metro Pacific Investments Corporation, companies located in the Philippines. He also serves as a Trustee of the Asia Society and the Metropolitan Museum of Manila.

ROBERT C. NICHOLSON

Executive Director

Age 53, born in Scotland. Mr. Nicholson qualified as a solicitor in England and Wales in 1980 and in Hong Kong in 1982. He was a Senior Partner of Richards Butler from 1985 to 2001 where he established the corporate and commercial department. He has had wide experience in corporate finance and cross-border transactions, including mergers and acquisitions, regional telecommunications, debt and equity capital markets, corporate reorganizations and the privatization of state-owned enterprises in the People's Republic of China.

Mr. Nicholson joined First Pacific's Board in June 2003 and was named an Executive Director in November 2003. He was a Senior Advisor to the Board of Directors of PCCW Limited between August 2001 and September 2003. He is an Independent Non-executive Director of QPL International Holdings Limited and Pacific Basin Shipping Limited, a Non-executive Director of India Capital Growth Fund Limited (listed on the AIM market of the London Stock Exchange) since November 2005. Mr. Nicholson serves as a Commissioner of PT Indofood Sukses Makmur Tbk and is a Director of Philex Mining Corporation and Level Up! International Holdings Pte Ltd.

Board of Directors (cont'd)

NAPOLEON L. NAZARENO

Non-executive Director

Age 59, born in the Philippines. Mr. Nazareno graduated in 1970 from the University of San Carlos in Cebu with a Bachelor of Science degree in Mechanical Engineering. He received a Master's degree in Business Management from the Asian Institute of Management (AIM) in 1973. He also took the INSEAD Executive Program at the European Institute of Business Administration in Fontainebleau, France in 1983.

In 1973, Mr. Nazareno worked as an Assistant Product Manager at the Flexible Packaging Division in Phimco Industries, Inc. and in 1981, he joined the international firm Akerlund & Rausing as Acting Production Manager. In 1989, he was named President and CEO of Akerlund & Rausing (Philippines). Mr. Nazareno served as President and CEO of Metro Pacific Corporation from 1995 to 1999.

In 1998, Mr. Nazareno became President and CEO of Pilipino Telephone Corporation (a cellular subsidiary of Smart Communications, Inc. (Smart)). He became President and CEO of Smart in 2000 and subsequently assumed the presidency at parent firm Philippine Long Distance Telephone Company in 2004, positions he continues to hold concurrently. Mr. Nazareno joined First Pacific's Board in 2008.

PROFESSOR EDWARD K.Y. CHEN

GBS, CBE, JP
Independent Non-executive Director

Age 64, born in Hong Kong and educated at the University of Hong Kong and Oxford University. Professor Chen is an Independent Non-executive Director of Asia Satellite Telecommunications and Wharf Holdings Limited. He was a trustee for Eaton Vance Management Funds. Formerly, Professor Chen served as President of Lingnan University from 1995 to 2007, and Professor and Director of the Centre of Asian Studies of the University of Hong Kong; Chairman of Hong Kong's Consumer Council; as an Executive Councillor of the Hong Kong Government; and as a Legislative Councillor. Professor Chen is now a Distinguished Fellow of the Centre of Asian Studies at the University of Hong Kong. Professor Chen joined First Pacific's Board in 1993.

GRAHAM L. PICKLES

Independent Non-executive Director

Age 52, born in Australia. Mr. Pickles holds a Bachelor of Business degree (majoring in accounting). He is a member of the Certified Practising Accountants of Australia, and is a Fellow of the Australian Institute of Directors.

Mr. Pickles has significant experience in the distribution and technology sectors, running several distribution businesses in Asia and Australasia in the IT and telecommunications industries, over a career spanning more than 20 years.

Mr. Pickles serves as a Commissioner of PT Indofood Sukses Makmur Tbk and was appointed Chairman of Asia Pacific Brands India Limited in 2005. He was previously the CEO of Tech Pacific Holdings Limited, a wholly-owned subsidiary of First Pacific Company Limited until Tech Pacific was sold in 1997. Mr. Pickles was also a member of the executive committee of Hagemeyer N.V. in which First Pacific had a controlling interest until 1998. Mr. Pickles joined First Pacific's Board in 2004.

SIR DAVID W.C. TANG

KBE, Chevalier de L'Ordre des Arts et des Lettres
Independent Non-executive Director

Age 54, born in Hong Kong. Sir David was educated locally and then Cambridge, London and Beijing, where he taught English and Philosophy at Peking University. Sir David is the founder of Shanghai Tang; the China Clubs in Beijing, Hong Kong and Singapore; China Tang in London and Pacific Cigars. He joined First Pacific's Board in 1989.

AMBASSADOR ALBERT F. DEL ROSARIO

Non-executive Director

Age 69, born in the Philippines. The former Ambassador of the Republic of the Philippines to the United States of America from October 2001 to August 2006 earned his Bachelor's Degree in Economics at New York University. He is currently Chairman of Gotuaco, del Rosario Insurance Brokers, Inc., BusinessWorld Publishing Corporation, Makati Foundation for Education, Stratbase, Inc. and is President of Philippine Telecommunications Investment Corporation. Ambassador del Rosario serves as Commissioner or Director in numerous companies and non-profit organizations including PT Indofood Sukses Makmur Tbk, Philippine Long Distance Telephone Company, Infrontier (Philippines), Inc., Metro Pacific Investments Corporation, Metro Pacific Tollways Corporation, First Philippine Infrastructure Development Corporation, Manila North Tollways Corporation, Asia Traders Insurance Corporation, Landco Pacific Corporation, MediaQuest Holdings, Inc., Philippine Cancer Society and is a member of the Board of Trustees or Governors of the Makati Business Club, International Graduate University, Washington, DC and Asia Society's International Council. He also headed the development of Pacific Plaza Towers, Metro Pacific Corporation's signature project in Fort Bonifacio's Global City.

In September 2004, Ambassador del Rosario was conferred the Order of Sikatuna, Rank of Datu, by H.E. President Gloria Macapagal-Arroyo for his outstanding efforts in promoting foreign relations for the Philippines. He is moreover, a recipient of the EDSA II Presidential Heroes Award in recognition of his work in fostering Philippine Democracy and the Philippine Army Award from H.E. President Corazon Aquino for his accomplishments as Chairman of the Makati Foundation for Education. He was elevated to the Xavier Hall of Fame in New York City in 2006. Ambassador del Rosario joined First Pacific's Board in June 2003.

SUTANTO DJUHAR

Non-executive Director

Age 80, born in Indonesia. Mr. Djuhar has founded numerous Indonesian companies involved primarily in cement plants and real estate development. He is a Commissioner of PT Kartika Chandra and serves as a Director of PT Bogasari Flour Mills and Pacific Industries and Development Limited. Mr. Djuhar, who is the father of Tedy Djuhar, joined First Pacific's Board in 1981.

TEDY DJUHAR

Non-executive Director

Age 57, born in Indonesia. Mr. Djuhar received a Bachelor of Economics degree from the University of New England in Australia. Mr. Djuhar is the Vice President Director of PT Indocement Tunggal Prakarsa Tbk, Director of Pacific Industries and Development Limited, and Director of a number of other Indonesian companies. He is the son of Sutanto Djuhar. Mr. Djuhar joined First Pacific's Board in 1981.

IBRAHIM RISJAD

Non-executive Director

Age 75, born in Indonesia. Mr. Risjad serves as a Commissioner of PT Indofood Sukses Makmur Tbk. He joined First Pacific's Board in 1981.

BENNY S. SANTOSO

Non-executive Director

Age 51, born in Indonesia. Mr. Santoso graduated from Ngee Ann College in Singapore. He serves as a Commissioner of PT Indofood Sukses Makmur Tbk and PT Indosiar Karya Mandiri Tbk, a Director of PT Indocement Tunggal Prakarsa Tbk and a member of the Advisory Board of Philippine Long Distance Telephone Company. Mr. Santoso joined First Pacific's Board in June 2003.

Advisors

SOEDONO SALIM

Honorary Chairman and Advisor to the Board

Age 94, born in China. Mr. Salim served as First Pacific's Chairman from 1981 until February 1999, when he assumed his current titles. He serves as Chairman of the Salim Group.

SUDWIKATMONO

Advisor to the Board

Age 75, born in Indonesia. Mr. Sudwikatmono served as a Director of First Pacific from 1981 until February 1999, when he assumed his current title. He is a Vice President Commissioner of PT Indocement Tunggal Prakarsa Tbk and holds board positions with a number of other Indonesian companies.

Senior Executives



RICHARD L. BEACHER
Executive Vice President
Group Financial Controller

Age 50, born in United Kingdom. Mr. Beacher received a BA (Hons) in Economics and Accounting from University of Newcastle Upon Tyne, U.K. He is a member of the Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Institute of Certified Public Accountants. Mr. Beacher moved to Hong Kong in 1984 with PriceWaterhouse and most recently served in financial positions with Hagemeyer Cosa Lieberman and latterly with Siemens Building Technologies as Global Business Line Controller. He joined First Pacific in 2006.

MAISIE M.S. LAM
Executive Vice President
Group Human Resources

Age 54, born in Hong Kong. Ms. Lam received a Diploma from the Hong Kong Polytechnic University/Hong Kong Management Association. She joined First Pacific in 1983.

JOSEPH H.P. NG
Executive Vice President
Group Finance

Age 46, born in Hong Kong. Mr. Ng received an MBA and a Professional Diploma in Accountancy from the Hong Kong Polytechnic University. He is a member of the Hong Kong Institute of Certified Public Accountants and of the Association of Chartered Certified Accountants. Mr. Ng joined First Pacific in 1988 from PriceWaterhouse's audit and business advisory department in Hong Kong. Prior to his appointment as Executive Vice President, Group Finance in May 2002, Mr. Ng was Group Treasurer of the First Pacific Group and served in several senior finance positions within the First Pacific Group.



RICHARD P.C. CHAN
Vice President
Group Finance

Age 39, born in Hong Kong. Mr. Chan received a BBA (Hons) degree from the Hong Kong Baptist University and an MBA from the Chinese University of Hong Kong. He is a Certified Public Accountant (Practising), a CFA charterholder and a Fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He has experience in auditing, accounting, finance and management spanning a diverse range of business activities. Mr. Chan joined First Pacific in 1996 from KPMG.

SARA S.K. CHEUNG
Vice President
Group Corporate Communications

Age 45, born in Hong Kong. Ms. Cheung received a BA in Business Economics from UCLA (University of California, Los Angeles) and an MBA from Southern Illinois University, Carbondale. She is responsible for investor relations, corporate communications and media relations. Ms. Cheung is a member of the National Investor Relations Institute and the Hong Kong Investor Relations Association. She joined First Pacific in 1997 from the Public Affairs department of Wharf Limited and Wheelock and Company Limited.

NANCY L.M. LI
Vice President
Company Secretary

Age 51, born in Hong Kong. Ms. Li received a BA from McMaster University in Canada and a MSc in Corporate Governance and Directorship from Hong Kong Baptist University. She is a Fellow of the Hong Kong Institute of Company Secretaries and The Institute of Chartered Secretaries & Administrators of Great Britain. Ms. Li joined First Pacific in 1987 from the Hong Kong Polytechnic University's academic secretariat. Prior to that, she worked in the company secretarial department of Coopers & Lybrand. Ms. Li was appointed as First Pacific's Company Secretary in May 2003.

PETER T.H. LIN
Vice President
Group Tax and Treasury

Age 39, born in Hong Kong. Mr. Lin received an MSc in Management Sciences and BSc in Economics and Statistics from the University of Southampton and Coventry University respectively. He is a Fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a member of the Institute of Chartered Accountants in England and Wales and the Hong Kong Tax Institute. Mr. Lin joined First Pacific in 1998 from KPMG where he was a Tax Manager specializing in Corporate Tax.

Review of Operations

FIRST PACIFIC

Contribution Summary

For the year ended 31 December US$ millions	Turnover **2008**	Turnover 2007 (Restated)[ii]	Contribution to Group profit[i] **2008**	Contribution to Group profit[i] 2007 (Restated)[ii]
PLDT[iii]	**–**	–	**211.0**	177.5
MPIC[iv]	**112.8**	0.5	**7.4**	1.8
Indofood	**3,992.5**	3,040.3	**87.6**	65.5
Philex[iii]	**–**	–	**(1.6)**	–
From operations	**4,105.3**	3,040.8	**304.4**	244.8
Head Office items:				
– Corporate overhead			**(15.9)**	(15.0)
– Net interest expense			**(29.9)**	(36.3)
– Other expenses			**(19.4)**	(6.8)
Recurring profit			**239.2**	186.7
Foreign exchange and derivative (losses)/gains[v]			**(46.9)**	25.0
(Loss)/gain on changes in the fair value of plantations[ii]			**(16.0)**	6.5
Non-recurring items[vi]			**24.5**	286.6
Profit attributable to equity holders of the parent			**200.8**	504.8

(i) After taxation and minority interest, where appropriate

(ii) The Group has restated its 2007 profit attributable to equity holders of the parent from US$510.4 million to US$504.8 million following the adoption of HK(IFRIC)-Int 12 "Service Concession Arrangements" issued by the HKICPA which became effective for annual periods beginning on or after 1 January 2008. Details of the restatements are set out in Note 2(B) to the Financial Statements. In addition, to better illustrate the underlying operational results and recurring profit contributions, the Group has separately presented the changes in fair value of Indofood's plantations from its recurring profit. As a result, the Group has also restated its 2007 contribution from Indofood from US$72.0 million to US$65.5 million.

(iii) Associated companies

(iv) MPIC's 2007 contribution includes US$1.2 million contribution from Landco Pacific Corporation (Landco). Landco is presented as a disposal group classified as held for sale in this year in the Financial Statements.

(v) 2008's foreign exchange and derivative losses include a loss of US$43.0 million (2007: US$2.7 million) on foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and payables and the changes in the fair values of derivatives and a loss of US$3.9 million (2007: a gain of US$27.7 million) on changes in the fair value of certain PLDT shares designated as financial assets at fair value through profit or loss.

(vi) 2008's net non-recurring gain amounts to US$24.5 million. The principal components were (i) a gain on dilution of the Group's investment in Indofood of US$18.9 million, (ii) a gain on divestment and dilution of the Group's interest in PLDT of US$9.8 million, (iii) MPIC's gains arising from increase in interests in Maynilad and MDI totaling US$13.4 million, (iv) a gain of US$10.5 million from a reduction in Indofood's deferred tax liabilities due to reduction in future tax rates and (v) MPIC's gain on sale of assets of US$3.9 million, partly offset by a Group's impairment provision of US$36.4 million in respect of its investment in Philex. 2007's non-recurring gains of US$286.6 million mainly comprise a gain on divestment of the Group's interest in PLDT of US$174.7 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares and a gain on dilution of the Group's effective interest in Indofood's oils and plantations businesses of US$75.9 million.

Contribution by Country



US$ millions
250
200
150
100
50
0
07 08
07 08
Philippines
Indonesia

During the year, the Group's operating businesses recorded improved performance, driven by the strong growth and improved operational efficiencies of our businesses in the Philippines and Indonesia.

Turnover ↑35%

- to US$4,105.3 million from US$3,040.8 million
- reflected the strong operational performances at Indofood and MPIC

Recurring profit ↑28%

- to US$239.2 million from US$186.7 million
- resulted from improved performance of all investments

Non-recurring gain ↓91%

- to US$24.5 million from US$286.6 million
- the decrease represents the absence of gains from the reduction last year of the Group's interest in PLDT equivalent to US$174.7 million on settlement of the Exchangeable Notes at Head Office with PLDT shares and a gain on dilution of the Group's effective interest in Indofood's oils and plantation business amounting to US$75.9 million

Reported profit ↓60%

- to US$200.8 million from US$504.8 million
- fell because of the absence of gains referred to above
- 13% and 14% depreciation of the peso and rupiah against the U.S. dollar
- recognized US$16.0 million loss on decrease in fair value of plantations as CPO prices have declined significantly during the second half of 2008

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to provide the Group's results in U.S. dollar. The changes of these currencies against the U.S. dollar are summarized below.

Exchange rates against the U.S. dollar

At 31 December	**2008**	2007	One year change
Closing			
Peso	**47.52**	41.28	-13.1%
Rupiah	**10,950**	9,419	-14.0%

Exchange rates against the U.S. dollar

For the year ended 31 December	**2008**	2007	One year change
Average			
Peso	**44.68**	45.86	+2.6%
Rupiah	**9,700**	9,163	-5.5%

First Pacific

In 2008, the Group recorded net foreign exchange and derivative losses of US$46.9 million (2007: gains of US$25.0 million), which may be further analyzed as follows:

US$ millions	**2008**	2007 (Restated)
Head Office	**(6.3)**	2.7
PLDT	**(6.1)**	11.2
MPIC	**(9.1)**	9.1
Indofood	**(26.1)**	2.0
Philex	**0.7**	–
Total	**(46.9)**	25.0

Acquisitions

In 2008, the First Pacific Group expanded its portfolio by investing US$1,027 million in its core sectors:

Natural Resources

- First Pacific acquired a 21% interest in Philex Mining in the Philippines (US$133 million)
- Indofood subscribed for a 60% equity interest in a sugar cane plantation company (US$41 million)
- Indofood agreed to acquire additional interests in plantations (US$27 million)

Consumer Products

- Indofood acquired a 69% effective interest in Indolakto, a dairy products manufacturer (US$350 million)

Infrastructure

- MPIC increased its interest in Maynilad Water to a control position of 57% (US$213 million)
- MPIC acquired a 67% ownership interest in Metro Pacific Tollways Corporation (US$252 million)

Healthcare

- MPIC acquired 34% interest in Davao Doctors Hospital (US$11 million)

Capital Management

First Pacific has, so far, bought back a total of 21.8 million ordinary shares for an aggregate consideration of US$13.1 million since 2007.

First Pacific Board recommended a final dividend of U.S. 0.77 cent (HK6.00 cents) per share (2007: U.S. 0.64 cent or HK5.00 cents), bringing total dividends (including an interim dividend of U.S. 0.38 cent (HK3.00 cents) per share) for the full year to U.S. 1.15 cent (HK9.00 cents) per share (2007: U.S. 0.90 cent or HK7.00 cents excluding special dividend of U.S. 0.38 cent (HK 3.00 cents) per share). Dividend yield increased to approximately 3.4% (2007: 1.7%) based on the closing price of HK$2.66 on 25 March 2009.

Foreign Currency Hedging

At the Head Office, First Pacific hedges only declared dividends from operating companies, mainly peso dividends from PLDT. Rupiah dividends from Indofood are not hedged due to the high cost of such hedge. There are no outstanding derivative exposures as at 31 December 2008.

Debt Profile and Interest Cover

At the end of 2008, gross debt at the Head Office stood at US$791.3 million, of which US$150 million are due in the fourth quarter of 2009, with the remaining US$641.3 million maturing in 2011 and 2013. All bank loans are on a floating interest rate basis.

Dividend incomes and interest payments in 2008 were approximately US$225 million and US$44 million, respectively. Interest cover was approximately 5 times.

2009 Outlook

In March 2009, PLDT and MPIC have announced their respective intentions to acquire an interest in Meralco. First Pacific believes that there is significant potential in the value of Meralco as its business develops along with the growth of the Philippine economy. In addition, First Pacific will benefit from the synergies which can be realized between PLDT as a telco and the infrastructure assets currently owned by MPIC, including potentially, Meralco.

The investments made over the last few years position the Group for further growth in 2009, despite the pessimistic outlook for the global economy and the challenges that each of our businesses faces in its respective markets. PLDT and MPIC in particular, are anticipated to sustain their strong operating and financial performance into 2009. Indofood's Agribusiness division will come under pressure because of lower CPO prices which, together with higher interest expenses, will likely reduce Indofood's core earnings for 2009.





Profit contribution ↑18.9% to US$211 million

PLDT





An analysis of PLDT's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

	Turnover			Profit		
US$ millions	**2008**	2007	% change	**2008**	2007	% change
Wireless	**2,094.6**	1,886.1	+11.1	**1,089.9**	960.7	+13.4
Fixed Line	**1,102.5**	1,058.7	+4.1	**357.3**	251.9	+41.8
ICT*	**233.1**	219.3	+6.3	**0.1**	12.9	-99.2
Inter-segment elimination	**(232.8)**	(209.9)	+10.9	**–**	–	–
Total	**3,197.4**	2,954.2	+8.2			
Segment result				**1,447.3**	1,225.5	+18.1
Net borrowing costs				**(97.8)**	(117.5)	-16.8
Share of profits less losses of associates and joint ventures				**(3.9)**	(0.2)	+1,850.0
Profit before taxation				**1,345.6**	1,107.8	+21.5
Taxation				**(515.1)**	(413.1)	+24.7
Profit for the year				**830.5**	694.7	+19.5
Minority interest				**(14.8)**	0.6	–
Profit attributable to equity holders				**815.7**	695.3	+17.3
Preference dividends				**(10.2)**	(10.0)	+2.0
Profit attributable to ordinary shareholders				**805.5**	685.3	+17.5
Average shareholding (%)				**26.2**	25.9	–
Contribution to group profit				**211.0**	177.5	+18.9

* Information and Communications Technology

Share Price Performance


Pesos
3,400
3,000
2,600
2,200
1,800
Dec 07
Mar 08
Jun 08
Sep 08
Dec 08
Feb 09

Smart GSM Systemwide Subscriber Numbers


Millions
40
35
30
25
20
15
Dec 04
Dec 05
Dec 06
Dec 07
Dec 08





PLDT sustained its strong performance during the year by increasing its profit contribution to the Group by 19% to US$211.0 million (2007: US$177.5 million). This represents 69% of First Pacific's aggregate attributable net profit derived from the operations of subsidiary and associated companies for 2008.

Consolidated core net income ↑8%	• to Pesos 38.1 billion (US$852.7 million) from 35.2 billion (US$767.6 million) • reflecting a 5% increase in service revenues, a 6% growth in EBITDA • and a 14% decline in financing costs
Reported net income ↓4%	• to Pesos 34.6 billion (US$774.4 million) from Pesos 36.0 billion (US$785.0 million) • resulting from asset impairment charges of Pesos 2.4 billion (US$53.7 million) relating mainly to the ICT business • and a net forex and derivative losses of Pesos 1.0 billion (US$22.4 million) due to a 13% depreciation of peso against US$
Consolidated service revenues ↑5%	• to Pesos 142.9 billion (US$3,198.3 million) from Pesos 135.5 billion (US$2,954.2 million) • resulting from an 18% increase in cellular and broadband subscribers • a 12% increase in data and ICT revenues (which together accounted for 53% of total service revenues) • partly offset by a 1% decline in voice revenues caused by the appreciation of the average peso/US$ exchange rate by 3%
EBITDA ↑6%	• to Pesos 87.6 billion (US$1,960.6 million) from Pesos 82.9 billion (US$1,807.7 million)
EBITDA margin	• remained steady at 61% of service revenues with 65% for wireless, 52% for fixed line and 10% for ICT
Consolidated free cash flow ↑3%	• to Pesos 47.9 billion (US$1,072.1 million) from Pesos 46.5 billion (US$1,014.0 million) • reflecting increased cash generated from operations of Pesos 884 million (US$19.8 million) • decline in net interest paid of Pesos 967 million (US$21.6 million) • and net capital expenditure of Pesos 25.2 billion (US$564.0 million)
Consolidated debt	• remained at US$1.6 billion • 78% is denominated in US$, 33% of total debt is hedged • 70% are fixed and 30% are floating-rate loans respectively • of which US$1.1 billion matures between 2012 to 2017
Consolidated net debt ↓11%	• to US$0.8 billion from US$0.9 billion



With approximately 28% of the PLDT Group's revenues denominated in U.S. dollars, consolidated service revenues would have been 6% higher had the Peso remained stable.

Net debt to EBITDA and net debt to equity increased to 0.44 times and 0.36 times, respectively.

PLDT maintained its strong performance and robust free cash position despite the impact of inflation and the global slowdown. PLDT declared a final dividend of Pesos 70 (US$1.57), representing the committed 70% payout of core earnings and a special dividend of Pesos 60 (US$1.34) per share. Together with the interim dividend of Pesos 70 (US$1.57) per share, total dividends for 2008 amounted to Pesos 200 (US$4.48) per share, representing 100% payout of PLDT's consolidated core earnings.

Proposal to Acquire a 20% Interest in Meralco

PLDT announced on 13 March 2009 that it has reached an agreement with the Lopez Group to acquire a 20% interest in the Manila Electric Company (Meralco) owned by such group for a consideration of approximately Pesos 20.1 billion (US$416 million). The investment will be made through its indirect subsidiary, Pilipino Telephone Corporation (Piltel), and is subject to Piltel's shareholders' approval. The transaction is expected to be completed by the third quarter of 2009. Upon completion, PLDT will have appropriate board and management participation in Meralco.

To consolidate the PLDT Group's cellular businesses, its wholly-owned subsidiary, Smart Communications, Inc., has offered to acquire Piltel's *Talk 'N Text* brand and existing subscribers, and its GSM fixed assets. Given the change in Piltel's business, Smart intends to acquire the ownership interest currently held by the minority shareholders of Piltel by way of a general offer.

Share Buyback

PLDT's strong free cash flow allows it to concurrently implement its capital management program and business expansion plans. Its board approved a share buyback program of up to 5 million shares. In 2008, PLDT bought back 1.97 million shares into treasury at an average cost of Pesos 2,521 (US$56.4) per share. PLDT will continue to buy back its shares from the market as opportunities arise.

In 2008, Piltel's board approved a share buyback program of up to 58 million shares. Piltel completed this buyback at an average cost of Pesos 6.93 (US$0.155) per share. On 2 March 2009, Piltel's board approved another share buyback program of up to 25 million shares, representing approximately 0.2% of Piltel's issued shares. Piltel completed this at an average cost of Pesos 7.48 (US$0.157) per share.

Wireless

Smart and Piltel's combined GSM subscriber base grew 17% to 35.2 million (2007: 30.0 million) representing approximately 52% of the total cellular market in the Philippines based on subscribers and 58% in terms of revenue. In 2008, Smart and Piltel introduced various affordable and attractive bucket-priced promotions, launched new packages for broadband and mobile internet subscribers, restructured segment-specific sales distribution channels and further expanded the subscriber base to schools, local government units and overseas workers.


PLDT
Budget
CARD
DIAL 10-10-15
P 30



New services launched in 2008 including prepaid *SmartBro Plug-it* which allows internet access through a portable wireless modem; and *Uzzap*, the Philippine's first flat-rate, all-in-one, unlimited instant messaging service that allows users to merge several messaging services such as SMS, instant messaging, and email into one mobile phone.

At the end of 2008, the cellular SIM penetration rate in the Philippines was approximately 75%. Approximately 99% of Smart and Piltel's combined subscribers are prepaid, with an average prepaid subscriber acquisition cost of approximately Pesos 48.7 (US$1.1) or 24% of net blended prepaid ARPU.

Wireless service revenues ↑8%
- to Pesos 93.6 billion (US$2,094.9 million) from Pesos 86.5 billion (US$1,886.1 million)
- accounted for 65% of PLDT's consolidated service revenues
- reflecting revenue growth in cellular data, wireless broadband and cellular voice revenues

Wireless EBITDA ↑10%
- to Pesos 60.6 billion (US$1,356.3 million) from Pesos 55.3 billion (US$1,205.8 million)
- supported by the growth in subscriber base

EBITDA margin
- slightly increased to 65% from 64%

Cellular data revenues ↑8%
- to Pesos 47.8 billion (US$1,069.8 million) from Pesos 44.1 billion (US$961.6 million)
- accounted for 51% of wireless service revenues

Wireless broadband revenues ↑81%
- to Pesos 4.3 billion (US$96.2 million) from Pesos 2.4 billion (US$52.3 million)
- subscriber base grew 81% to 547,000

Cellular voice revenues ↑3%
- to Pesos 37.3 billion (US$834.8 million) from Pesos 36.1 billion (US$787.2 million)
- contributed by the growth in domestic voice revenues and international call volumes
- accounted for 43% of cellular revenues

Net blended ARPU ↓13%
- to Pesos 217 (US$4.9) from Pesos 248 (US$5.4)
- as services penetrate to the lower end of the market and subscribers shift to bucket-priced promotions

Piltel has been using Smart's network since the launch of its *Talk 'N Text* service in April 2000 when it shared related revenues equally. The revenue-sharing agreement was amended to 80-20 in favor of Piltel in 2004, and further amended in January 2009 to 70-30 in favor of Piltel until the end of December 2010. This increases Smart's financial capacity for network expansion and upgrades in order to support the larger subscriber base.

To continue the company's commitment to offer affordable premier services to its customers, in addition to bucket-priced SMS packages, Smart plans to offer broadband services through the 850 MHz HSPA network in the second quarter of this year which will be the first in the region. Its subscribers will be able to use faster and higher quality broadband services through their cellular phone, personal computers and other mobile internet devices.

PLDT



Fixed Line

During the year, fixed line subscribers increased 3% to 1.8 million mainly contributed by marketing initiatives and specific programs for retail customers, corporate clients and small-medium size enterprises which accounted for 46%, 46% and 8%, respectively, of the fixed line service revenues of Pesos 49.3 billion (US$1,103.4 million).

Fixed line service revenues ↑1%	• to Pesos 49.3 billion (US$1,103.4 million) from Pesos 48.6 billion (US$1,058.7 million) • accounted for 28% of PLDT's consolidated service revenues • reflecting increases in corporate data and digital subscriber line (DSL) services revenues • despite lower revenues from national long distance, local exchange and international long distance call services
Data and other network services revenues ↑17%	• to Pesos 18.6 billion (US$416.3 million) from Pesos 15.9 billion (US$346.7 million) • accounted for 38% of fixed line service revenues • primarily contributed from increases in leased lines, IP-based and packet-based data services • and DSL subscribers increased 64% to 433,000
International long distance service revenues ↓19%	• to Pesos 7.1 billion (US$158.9 million) from Pesos 8.7 billion (US$189.7 million) • accounted for 14% of fixed line service revenues • reflecting the negative impact of the appreciation of average Peso/US$ exchange rate and a decrease in call volumes
Fixed line EBITDA ↓2%	• to Pesos 25.8 billion (US$577.4 million) from Pesos 26.4 billion (US$575.7 million) • reflecting higher cash operating expenses in relation to business expansion and network maintenance
EBITDA margin	• to 52% from 54%

During the year, *PLDT Landline Plus* (PLP) was introduced particularly for retail customers. PLP is a prepaid fixed-wireless telephone service which runs on a combined fixed and wireless platform which makes available a fixed-wireless telephone line to subscribers in areas with limited or unavailable PLDT fixed line facilities. This service offers a large amount of local voice minutes and data services within a designated calling area for a fixed monthly service fee. New tailored initiatives are available for businesses such as banking, finance, tourism, trading, manufacturing and others.

The fixed line business continues to focus on segment-specific services and offerings. The ongoing transformation program that includes transformation of the legacy network to an all-IP next generation network (NGN) will significantly improve the network's efficiency and capability, particularly data-related services.

Information and Communications Technology (ICT)

ePLDT provides knowledge processing solutions (KPS) services primarily through the SPi group and customer interaction services (CIS) under the *Ventus* brand.

ePLDT's service revenues ↑4%	• to Pesos 10.4 billion (US$232.8 million) from Pesos 10.1 billion (US$219.3 million) • accounted for 7% of PLDT's consolidated service revenues • reflecting a 4% growth of CIS revenues to Pesos 3.4 billion (US$76.1 million) contributed by the expansion of service facilities
ePLDT EBITDA ↓9%	• to Pesos 1.0 billion (US$22.4 million) from Pesos 1.1 billion (US$24.0 million) • reflecting a 3% appreciation of average Peso/US$ exchange rate as 78% of ePLDT revenues are U.S. dollar denominated • and higher operating expenses in relation to staff compensation for CIS business
EBITDA margin	• to 10% from 11%

ePLDT rationalized and restructured its operations at the end of 2008 in order to improve operational efficiency which included closing KPS's legal electronic data discovery operations, merging legal coding services with its publishing unit and migrating 43% of US-based medical transcription services to Asia.





For 2009, ePLDT continues to focus on growing the publishing and medical billing businesses, and improving margins of its *Vitro* data center and *Ventus* call center services. This business group is anticipated to be able to make modest improvements in contribution and margins.

2009 Outlook

The Philippine economy has not suffered as much as others in the region from the global financial crisis. Although there are uncertainties on global recovery, PLDT continues to invest in its key business and operational units for long-term growth. The capital expenditure guidance for 2009 is Pesos 27 billion (US$568.2 million) recognizing that it is scalable as demand unfolds.

The growth prospects of PLDT's wireless and broadband businesses remain promising with the contribution from data-related services expected to increase further. It is anticipated that the net additional subscribers for wireless services will be lower than 2008 as cellular penetration in the Philippines has reached approximately 75%. ARPU is likely to decline due to economic conditions, further cellular service penetration to the lower end of the market and subscribers generally shifting to bucket-priced promotions.

The proposed acquisition of a 20% interest in Meralco will generate operational and business synergies comprising sharing of the fiber optic backbone, electric power poles, radio frequencies, prepaid services, broadband over power lines, among others.

The reduction in the Philippine corporate income tax rate reduction from 35% to 30% in 2009 will have a positive impact.

Reconciliation of Reported Results Between PLDT and First Pacific

PLDT's operations are principally denominated in peso, which averaged Pesos 44.68 (2007: 45.86) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Philippine GAAP and Hong Kong GAAP are largely based on IFRSs, however, certain adjustments need to be made to PLDT's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Peso millions	**2008**	2007
Net income under Philippine GAAP	**34,635**	36,004
Preference dividends[(i)]	**(456)**	(457)
Net income attributable to common shareholders	**34,179**	35,547
Differing accounting and presentational treatments[(ii)]		
– Reclassification of non-recurring items	**2,443**	1,134
– Others	**(1,631)**	(3,265)
Adjusted net income under Hong Kong GAAP	**34,991**	33,416
Foreign exchange and derivative losses/(gains)[(iii)]	**1,000**	(1,987)
PLDT's net income as reported by First Pacific	**35,991**	31,429
US$ millions		
Net income at prevailing average rates for 2008: Pesos 44.68 and 2007: Pesos 45.86	**805.5**	685.3
Contribution to First Pacific Group profit, at an average shareholding of 2008: 26.2% and 2007: 25.9%	**211.0**	177.5

(i) First Pacific presents net income after deduction of preference dividends.

(ii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP and other presentational differences. The principal adjustment includes:
- Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual operating items which are reallocated and presented separately. In 2008, Pesos 2.4 billion (2007: Pesos 0.6 billion) asset impairment provisions and nil (2007: Pesos 0.5 billion) additional accelerated depreciation expenses due to migration to Next Generation Network were excluded and presented separately as non-recurring items.

(iii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative losses/gains (net of related tax) are excluded and presented separately.



METRO
PACIFIC
INVESTMENTS



Profit contribution ↑311.1% to US$7.4 million

MPIC



An analysis of MPIC's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

	Turnover			Profit		
US$ millions	**2008**	2007	% change	**2008**	2007 (Restated)	% change
Water	**96.8**	–	–	**26.5**	–	–
Toll road	**16.0**	–	–	**5.7**	–	–
Property	–	0.5	–	–	1.8	–
Corporate overhead	–	–	–	**(3.6)**	(2.0)	+80.0
Total	**112.8**	0.5	–			
Segment result				**28.6**	(0.2)	–
Net (borrowing costs)/interest income				**(17.6)**	4.3	–
Share of profits less losses of associates and joint ventures				**4.8**	2.4	+100.0
Profit before taxation				**15.8**	6.5	+143.1
Taxation				**(0.9)**	(1.4)	-35.7
Profit for the year				**14.9**	5.1	+192.2
Minority interest				**(7.5)**	(3.3)	+127.3
Contribution to group profit				**7.4**	1.8	+311.1

Share Price Performance


Pesos
4.8
4.4
4.0
3.6
3.2
2.8
2.4
2.0
Dec 07
Mar 08
Jun 08
Sep 08
Dec 08
Feb 09

During the year, MPIC invested a total of Pesos 22.3 billion (US$475.9 million) to expand its core business portfolio with the view to becoming the leading infrastructure group in the Philippines.

Infrastructure

- Acquired a 67.1% interest in Metro Pacific Tollways Corporation (MPTC) (formerly First Philippine Infrastructure, Inc.) by Pesos 12.3 billion (US$251.7 million) which holds the franchise for North Luzon Expressway (NLEX)
- Increased interest in Maynilad Water to a controlling position of 56.8% by Pesos 9.5 billion (US$212.8 million)

Healthcare

- Invested approximately Pesos 0.5 billion (US$11.4 million) in Davao Doctors Hospital, fully converted Pesos 750 million (US$16.7 million) subordinated notes of Medical Doctors, Inc. and successfully obtained in February 2009 a 20-year operating contract for the Cardinal Santos Medical Center





MPIC has established a business portfolio of quality assets offering water distribution, tollroads and healthcare services comprising:

- 56.8% in Maynilad Water Services, Inc. (Maynilad)
- 67.1% in Metro Pacific Tollways Corporation (MPTC)
- 32.4% in Medical Doctors, Inc. (MDI), which owns 100% of Colinas Verdes Hospital Managers Corporation, the operator of Cardinal Santos Medical Center
- 33.6% in Davao Doctors Hospital (DDH)

MPIC's contribution to the Group significantly increased to US$7.4 million (2007: US$1.8 million) reflecting higher contributions from Maynilad and MDI, and contributions from the newly acquired MPTC and DDH.

Turnover
↑251 times

- to Pesos 5,041 million (US$112.8 million) from Pesos 20 million (US$0.5 million)
- reflecting Maynilad's increased turnover by 10% to Pesos 8,265 million (US$185.0 million) and MPIC's consolidation of Maynilad's turnover starting July 2008 after obtaining a controlling interest, and MPTC's 1.5-month turnover of Pesos 715 million (US$16.0 million)

Core net income
↑984%

- to Pesos 347 million (US$7.8 million) in 2008 from Pesos 32 million (US$0.7 million) in 2007
- reflecting Maynilad's increased contribution by 52% to Pesos 1,036 million (US$23.2 million) from Pesos 680 million (US$14.8 million)
- MDI's higher contribution by 564% to Pesos 73 million (US$1.6 million) from Pesos 11 million (US$0.2 million)
- and MPTC's 1.5-month share of Pesos 166 million (US$3.7 million)

Non-recurring income

- to Pesos 202 million (US$4.5 million) from a loss of Pesos 142 million (US$3.1 million)
- reflecting excess of the fair value of the acquired interest in MDI and Maynilad over the acquisition costs
- and partly offset by foreign exchange losses of Pesos 453 million (US$10.1 million), principally from DMWC and Maynilad

In line with MPIC's focused strategy on infrastructure, its investment in the leisure property business of Landco no longer "fits" and accordingly MPIC is in the process of disposing of this business.



Proposal to Acquire a 10.17% Interest in Meralco

In line with its stated goal of becoming one of the Philippines' leading infrastructure companies, MPIC announced on 13 March 2009 that it has agreed in principle with the Beneficial Trust Fund of PLDT (BTF), subject to agreeing final terms, to acquire a 10.17% interest in Meralco from the BTF for new shares of MPIC. Upon completion, BTF will become a significant minority shareholder of MPIC and its investment will further strengthen MPIC's capital base.

The terms of the transaction are expected to reflect BTF's total investment cost of approximately Pesos 10.3 billion (US$213.5 million) in Meralco's shares and the fair value of MPIC's shares, subject to appropriate independent valuations.

MPIC intends to acquire further interest in Meralco when opportunities arise so as to develop its position as a significant shareholder of Meralco with appropriate board and management participation and to enable it to equity account for the results of Meralco.

Maynilad owns the sole water distribution concession for the western half of Metro Manila until 2022. Currently only 6.2 million of the 9 million population within the concession area are able to receive water services.

In 2008, Maynilad strengthened its capital base with injection of funds from its shareholders. The new management identified sources of water losses, accelerated the capex program and with labor rationalization and marketing programs, increased number of customers in the concession areas receiving water services from Maynilad. Maynilad exited corporate rehabilitation in February 2008 and this enabled the company to raise US$365 million of bank loans to refinance debts and facilitate the rollout of the ambitious capex program.

Maynilad's net contribution to MPIC's core net income increased 198% to Pesos 317 million (US$7.1 million) (2007: Pesos 106 million or US$2.3 million).

Reported net income ↑85%	• to Pesos 1,994 million (US$44.6 million) from Pesos 1,076 million (US$23.5 million) • reflecting increased billed water volume, new water supply connections and lower non-revenue water
Total billed water volume ↑10%	• to 315 million cubic meters from 286 million cubic meters reflecting an increase in new water supply connections and water pressure
Total billed customers ↑8%	• to 762,315 from 703,519
Non-revenue water ↓10%	• to 60% in December 2008 from 67% in December 2007 • as a result of employing new technology to identify location of leakage and through the redirection of excess water in one area to other customer areas in need of water

Maynilad is entitled to a tariff adjustment every five years based on its capital spending program. In February 2009, the tariff has been increased to Pesos 2.2 per cubic meter in line with inflation. Maynilad's discussions with the government in relation to tariff adjustment are ongoing. It plans to invest a total of Pesos 36.8 billion (US$774.4 million) in capital expenditure, operating expenses and concession fees for the next four years.





The **North Luzon Expressway** (NLEX) is the most modern tollroad in the Philippines today. Its rehabilitation and expansion was completed in 2005. TMC is the operator and maintenance contractor for Metro Pacific Tollways Corporation (MPTC), as well as for Subic Clark Tarlac Expressway (SCTEX).

MPTC's 1.5 month turnover of Pesos 715 million (US$16.0 million) and the net income of Pesos 166 million (US$3.7 million) contributed to MPIC's improved turnover and core net income for 2008.

The improvements to the road networks connected with NLEX and stable fuel prices are expected to have a positive impact on its traffic volume.

MPIC is developing the first nationwide premier healthcare chain in the Philippines to deliver improved services in particular diagnostic, therapeutic and preventive medical services. The demand, particularly from the expanding middle class, for high standard healthcare is increasing. MPIC is the single largest shareholder of MDI and DDH which are amongst the leading private hospitals in the Philippines.

MDI operates and manages the **Makati Medical Center** (Makati Med) which has 500 beds and a training facility for 277 medical resident and intern students. The injection of funds from MPIC allowed Makati Med to upgrade facilities and equipment, including the construction of a new 8-storey medical center annex with a 5-floor basement parking which was completed in December 2008. These improvements further strengthened Makati Med's position as a specialist treatment center and developed its brand as an international standard healthcare service provider.

Net income ↓4%	• to Pesos 257 million (US$5.8 million) from Pesos 268 million (US$5.8 million) • improvement in net revenue, decrease in interest expense, and net income contribution of Pesos 23 million (US$0.5 million) of Colinas Verdes were offset by increases in cost of services and administration and increases in senior citizens discount granted
Core net income ↓10%	• to Pesos 222 million (US$5.0 million) from Pesos 247 million (US$5.4 million) • resulting from last year's Pesos 31 million (US$0.7 million) gain on the extinguishment of DEG Euro loan

Davao Doctors Hospital (DDH) is the largest private hospital in Davao City with 250 beds and considered the best medical facility in Mindanao. DDH operates a teaching institution Davao Doctors College Inc., which currently has approximately 4,000 students taking courses in nursing, radiologic technology, physical therapy, optometry, hotel and restaurant management and general education.

DDH's net income improved 11% to Pesos 128 million (US$2.9 million) from Pesos 115 million (US$2.5 million), attributable to the 5% net increase in revenues of Pesos 30 million (US$0.7 million) brought about by a higher average occupancy rate of 77%.

Following the expiration of a six-month interim management contract, in February 2009, MDI's wholly-owned subsidiary, Colinas Verdes Hospital Managers Corporation, received approval from the Roman Catholic Archbishop of Manila for a 20-year operating contract for the **Cardinal Santos Medical Center** (CSMC). MPIC is committed to invest at least Pesos 750 million (US$15.8 million) over the next 10 years for upgrading CSMC's medical facilities and equipment and parking facilities to enhance the range and quality of services. CSMC is a 235-bed hospital located in Metro Manila.

MPIC





2009 Outlook

All assets in MPIC's portfolio – water distribution, tollroad and healthcare – possess significant growth potential and strong cash flows. They are all expected to show a marked increase in their contribution to MPIC's performance and value enhancement.

Maynilad is focusing on executing its capex program to extend coverage of its water services and profitability.

Full year consolidation of MPTC results will enhance MPIC's 2009 results. Stable fuel prices, enhanced marketing campaigns and the full operation of SCTEX are expected to further improve NLEX traffic volume. MPTC is undertaking various initiatives with a view to fast track the completion of various tollroad projects in the country, in particular, NLEX Phase 2 Segment 8.1; NLEX Phase 2 Segments 9 and 10; and NLEX-SLEX Connector Road (Skyway 3).

Makati Med and DDH are leveraging their technical and professional expertise for developing the first nationwide premiere healthcare chain in the Philippines.

The proposed acquisition of a 10.17% strategic interest in Meralco will complement the existing investments and generate business synergies. MPIC is also evaluating opportunities to expand the healthcare business through the acquisition of additional hospitals.



Reconciliation of Reported Results Between MPIC and First Pacific

MPIC's operations are principally denominated in peso, which averaged Pesos 44.68 (2007: 45.86) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Philippine GAAP and Hong Kong GAAP are largely based on IFRSs, however, certain adjustments need to be made to MPIC's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Peso millions	**2008**	2007 (Restated)[(i)]
Net income/(loss) under Philippine GAAP	**549**	(110)
Differing accounting and presentational treatments[(ii)]		
– Reclassification of non-recurring items	**(655)**	1,152
– Revenue recognition regarding pre-completion contracts for sale of development properties	**–**	(79)
Adjusted net (loss)/income under Hong Kong GAAP	**(106)**	963
Foreign exchange and derivative losses/(gains)[(iii)]	**453**	(870)
MPIC's net income as reported by First Pacific	**347**	93
US$ millions		
Net income at prevailing average rates for 2008: Pesos 44.68 and 2007: Pesos 45.86	**7.8**	2.0
Contribution to First Pacific Group profit, at an average shareholding of 2008: 91.1% and 2007: 92.1%	**7.4**	1.8

(i) MPIC has restated its result for 2007 from a net income of Pesos 168 million to a net loss Pesos 110 million as a result of its retrospective adoption of HK(IFRIC)-Int 12 "Service Concession Arrangements".

(ii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP and other presentational differences. The principal adjustments include:
- Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual operating items which are reallocated and presented separately. Adjustment for 2008 of Pesos 0.7 billion principally represents a gain arising from an increase in interest in Maynilad of Pesos 0.4 billion, a gain on sale of assets of Pesos 0.2 billion and a recognition of the excess of the fair value of the acquired interest in MDI over the acquisition cost paid for it as income of Pesos 0.2 billion. Adjustment for 2007 of Pesos 1.2 billion principally represents Pesos 3.9 billion of interest expenses accreted for the convertible notes issued to First Pacific and Ashmore Investment Management Limited (Ashmore) and transaction and financing expenses related to the acquisition of Maynilad and Pesos 0.5 billion provisions for an investment in a real estate associated company and various assets and liabilities, partly offset by the recognition of Pesos 2.1 billion excess of the fair value over the acquisition cost as income for DMWC's acquired interest in Maynilad and Pesos 1.1 billion gain on settlement of convertible notes.
- Revenue recognition regarding pre-completion contracts for sale of development properties: Under Philippine GAAP, MPIC recognizes revenue from pre-completion contracts for sale of development properties based on the percentage of completion method. HKAS 18 "Revenue" and Hong Kong Interpretation 3 "Revenue – Pre-completion Contracts for the Sale of Development Properties" requires the recognition of revenue for such contracts based on the satisfaction of certain conditions, which includes the transfer of significant risks and rewards of ownership of the properties to the buyers and the absence of continuing managerial involvement to the degree usually associated with ownership and effective control over the properties sold.

(iii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative losses/gains (net of related tax) are excluded and presented separately.


Indofood
EKSTRA PEDAS

Indofood
THE SYMBOL OF QUALITY FOODS


Oishi

Profit contribution ↑33.7% to US$87.6 million

Indofood


Promina



An analysis of Indofood's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

	Turnover			Profit		
US$ millions	**2008**	2007	% change	**2008**	2007 (Restated)	% change
Consumer Branded Products						
– Noodles	**1,123.3**	920.5	+22.0	**61.6**	35.6	+73.0
– Food Seasonings	**49.5**	50.6	-2.2	**1.8**	1.6	+12.5
– Snack Foods	**56.1**	47.7	+17.6	**2.1**	1.4	+50.0
– Nutrition and Special Foods	**38.8**	43.8	-11.4	**1.6**	1.9	-15.8
Subtotal	**1,267.7**	1,062.6	+19.3	**67.1**	40.5	+65.7
Bogasari	**1,533.2**	1,267.4	+21.0	**114.7**	125.2	-8.4
Agribusiness						
– Plantations	**701.8**	292.2	+140.2	**273.8**	138.0	+98.4
– Cooking Oils and Fats	**674.8**	482.3	+39.9	**25.0**	9.3	+168.8
– Commodity	**171.4**	128.3	+33.6	**5.0**	2.3	+117.4
Subtotal	**1,548.0**	902.8	+71.5	**303.8**	149.6	+103.1
Distribution	**488.9**	399.8	+22.3	**6.6**	5.2	+26.9
Inter-segment elimination	**(845.3)**	(592.3)	+42.7	**–**	–	–
Total	**3,992.5**	3,040.3	+31.3			
Segment result				**492.2**	320.5	+53.6
Net borrowing costs				**(103.3)**	(62.8)	+64.5
Share of profits less losses of associates and joint ventures				**0.5**	(0.3)	–
Profit before taxation				**389.4**	257.4	+51.3
Taxation				**(123.5)**	(82.8)	+49.2
Profit for the year				**265.9**	174.6	+52.3
Minority interest				**(178.3)**	(109.1)	+63.4
Contribution to group profit				**87.6**	65.5	+33.7

Share Price Performance


Rupiah
3,200
2,800
2,400
2,000
1,600
1,200
800
Dec 07
Mar 08
Jun 08
Sep 08
Dec 08
Feb 09

During 2008, Indofood recorded its third consecutive year of improved performance despite inflationary pressures and high commodity prices given its ability to leverage on its competitive advantages:

- Resilient business model with four complementary Strategic Business Groups
- Economies of scale
- Nationwide production facilities: 16 noodles factories, 2 flour mills and 4 palm oil refineries
- Strong brand equity
- Diversified product portfolio
- Market leader in most product segments
- Extensive distribution network giving access to 235 million population

Indofood's contribution to the Group increased 33.7% to US$87.6 million (2007: US$65.5 million). This positive result reflected the strong performance of the Agribusiness group driven by higher volume and CPO prices on average during the year, and an improvement in Noodles performance driven by higher selling prices.



Turnover 2008*



12%
31%
27%
30%

	US$ millions
Consumer Branded Products	1,232.4
Bogasari	1,194.8
Agribusiness	1,076.4
Distribution	488.9
Total	**3,992.5**

** After inter-segment elimination*

Operating Profit 2008



1%
14%
62%
23%

	US$ millions
Consumer Branded Products	67.1
Bogasari	114.7
Agribusiness	303.8
Distribution	6.6
Total	**492.2**

In December 2008, Indofood expanded its health and nutrition product portfolio by acquiring a 68.6% effective interest in Indolakto for a total consideration of US$350 million. Indolakto is the second largest dairy products manufacturer in Indonesia. It produces a wide range of products including sweetened condensed milk, ultra high temperature milk, sterilized milk, pasteurized liquid, powder milk, yogurt drink and ice-cream under leading brand names including *Indomilk, Cap Enaak, Tiga Sapi, OrchidButter* and *Indoeskrim*. Currently, the majority of Indolakto's products are distributed by Indofood's distribution group. Indolakto's products quality and visibility can be enhanced by leveraging Indofood's competitive position in research and development and marketing.

In July 2008, IndoAgri completed the subscription of a 60% equity interest in an integrated sugar cane plantation company, PT Lajuperdana Indah, for a consideration of Rupiah 375 billion (US$41.0 million). IndoAgri's expansion into the sugar industry which has exciting growth prospects aligned with population growth, the rapid development of the processed food and beverage industries and the development of sugar-based alternative fuel in Indonesia.

Consolidated net sales ↑39%	• to Rupiah 38.8 trillion (US$3,992.5 million) from Rupiah 27.9 trillion (US$3,040.3 million) • reflecting the impact of full-year consolidation of Lonsum • and increases in sales volume in Plantation, Cooking Oils & Fats, and Snack Foods divisions and in the average selling price across all divisions for the year
Gross profit margin	• to 23.1% from 23.8% • reflecting higher raw materials and fuel costs
Consolidated operating expenses ↑22%	• to Rupiah 4,635.4 billion (US$477.9 million) from Rupiah 3,749.1 billion (US$409.2 million) • due to higher export taxes, employee and transport costs
EBIT margin	• to 11.2% from 10.3% • resulting from the performance improvements in Noodles and Agribusiness
Core net income ↑23%	• to Rupiah 1,448.8 billion (US$149.4 million) from Rupiah 1,179.6 billion (US$128.7 million) • reflecting the increase in operating income despite higher interest expense
Consolidated net debt ↑82%	• to Rupiah 14,308.0 billion (US$1,306.5 million) from Rupiah 7,855.3 billion (US$833.3 million) • reflecting new borrowings to finance the Indolakto acquisition and increased working capital requirements
Net gearing	• to 1.7 times from 1.1 times • due to higher net debt level in support of new investments (i.e. Indolakto and a sugar cane plantation company) and larger trust receipts to finance wheat importation

Indofood





Debt Profile

As at the end of 2008, Indofood recorded gross debt of Rupiah 18,579.2 billion (US$1,696.6 million), of which Rupiah 11,378.6 billion (US$1,039.1 million) is to be repaid/refinanced by the end of 2009. The remaining Rupiah 7,200.6 billion (US$657.5 million) matures between 2010 and 2018.

Treasury Stock

To comply with the new company law on Treasury Stock, Indofood completed the sale of part of its treasury stock equivalent to 251.8 million shares to a strategic investor, Societe Rennes S.A.R.L., the wholly owned subsidiary of Zurich Assets International Ltd, on 15 August 2008. The remaining 663.8 million treasury shares held from a previous buyback exercise have been cancelled. As a result, First Pacific's interest in Indofood reduced from 51.5% to 50.1%.

Consumer Branded Products (CBP)

The acquisition of dairy products manufacturer Indolakto enhanced the CBP Group, allowing it to expand its health and nutrition product portfolio to complement the existing portfolio of Noodles, Food Seasonings, Snack Foods and Nutrition and Special Foods.

The high inflation caused by high crude oil and commodity prices during the first half of 2008 eroded domestic purchasing power. As a result, only Snack Foods division was able to increase sales volume.

Sales ↑26%
- to Rupiah 12,296.6 billion (US$1,267.7 million) from Rupiah 9,737.0 billion (US$1,062.6 million)
- accounted for 30.8% of Indofood's consolidated sales
- resulting from higher average selling price

EBIT margin
- to 4.4% from 2.4%
- reflecting significant improvement in margin of Noodles division

Indofood's **Noodles** division has 15 production plants in Indonesia with combined annual production capacity of 15 billion packs. *Indomie, Supermi, Sarimi, Sakura, Pop Mie, PopBihun* and *Mi Telur 3 ayam* remained popular brands. Indofood's strategy of focusing on higher priced noodles products resulted in an increase in sales value despite the economic downturn significantly impacting the sales volume of lower priced products. During the first half of 2008, there were significant cost increases for wheat, cooking oil and fuel. However, given the strength of Indofood's market position, brand loyalty and product quality, Indofood was able to increase noodles prices twice during early 2008 which were followed by competitors.

Sales ↑29%
- to Rupiah 10,895.7 billion (US$1,123.3 million) from Rupiah 8,434.2 billion (US$920.5 million)
- resulting from higher average selling price and improved product mix

Sales volume ↓10%
- to 10.8 billion packs from 12.0 billion packs
- as volume of lower priced products were adversely affected by the increases in selling prices in responding to higher cost

EBIT margin
- to 4.3% from 2.1%
- reflecting higher selling prices, lower raw material and fuel costs in the second half of 2008





Instant noodles remain the cheapest convenient staple food in Indonesia. Raw material, fuel and other production costs are expected to stabilize in 2009 which will support demand. The Noodles division will maintain its competitiveness by evaluating strategies for products, brand building, marketing and distribution. This division plans to boost demand by launching new products with new flavors for targeting niche groups and increasing exports.

Food Seasonings division manufactures a range of products including soy sauce, chili sauce, tomato sauce, condiments, instant seasonings and syrups. Its culinary products with *Indofood*, *Piring Lombok*, *Racik* and *Kreasiip* brands are marketed by Nestlé Indofood Citarasa Indonesia (NICI) which is a joint venture company between Indofood and Nestlé.

Sales ↑4%
- to Rupiah 480.3 billion (US$49.5 million) from Rupiah 463.2 billion (US$50.6 million)
- reflecting higher selling prices of syrup and average selling prices of culinary products

Sales volume ↓4%
- to 59.4 thousand tons from 61.8 thousand tons
- resulting from lower inter-group sales volume of culinary products despite higher sales volume of syrup

EBIT margin
- to 2.8% from 3.1%
- due to higher raw material and advertising and promotion costs for syrup

It is expected that raw material costs will stabilize in 2009 as Indofood increases raw material purchases from local farmers and improves its storage system. NICI will continue to strengthen its leadership in the instant seasoning and chili sauce markets. Product range will be further expanded by adding new flavor items. The latest introduction of lychee flavor syrup and new seasoning variants for frying and soups have been well received by the market.

Indofood's **Snack Foods** division maintained its leadership position supported by focusing on its leading brands *Chitato* and *Lays* (potato chips), and *Qtela* (cassava chips), a traditional style snack food which was introduced in 2007.

Sales ↑24%
- to Rupiah 543.9 billion (US$56.1 million) from Rupiah 437.7 billion (US$47.7 million)
- contributed from higher sales volume and average selling price

Sales volume ↑11%
- to 11.4 thousand tons from 10.3 thousand tons
- stimulated by the introduction of new snack products and new packaging
- increased visibility and market penetration through the expansion of retail convenience stores

EBIT margin
- to 4.3% from 3.7%
- reflecting lower raw material costs from local farmers and increased use of alternative energy sources





This division increased production capacity for both potato and cassava chips in 2008 to capture the growth momentum of the snack food market in Indonesia. Raw material prices are expected to move in line with commodity prices, together with the ongoing cost efficiency initiatives and a partnership program with local farmers for securing quality potatoes, growth prospects for 2009 are promising.

Nutrition and Special Foods division produces food for babies, children and expectant mothers under two major brands. Market leadership was maintained through two major brands offering a wide range of nutritious food for different income groups – *Promina* caters to the upper segment, while *SUN* is for the middle-lower segment.

Adapting to the high inflation environment during the first half of 2008, the division was more focused on serving the low- and middle-income segments.

Sales ↓6%	• to Rupiah 376.7 billion (US$38.8 million) from Rupiah 401.9 billion (US$43.8 million) • resulting from lower sales volume to institutional customers • and weak purchasing power caused by high inflation
Sales volume ↓27%	• to 11.6 thousand tons from 15.8 thousand tons
EBIT margin	• to 7.6% from 7.4% • reflecting high key raw material and fuel costs

The division will continue segment specific advertising and promotion programs, increasing product visibility and brand awareness via educational health programs through partnerships with clinics and doctors.

Bogasari

Bogasari group's flour mills located in Jakarta and Surabaya have combined annual milling capacity of 3.8 million tons of wheat flour. It also manufactures pasta and biscuits for both domestic and international markets. Its five vessels are mainly for transporting wheat from Australia, United States and Canada to Indonesia.

In 2008, the wheat price increased significantly due to the reduced harvests resulting from unfavorable weather conditions, demand increases from high growth countries particularly China and India, and competition for land use from biofuel crops. The small- and medium-sized enterprises (SME) were unable to pass on increased costs to end users due to their weak purchasing power and that resulted in volume reductions. The high shipping cost in the first half of 2008 combined with significantly higher wheat prices increased operating cost. Despite this difficult environment, Bogasari was able to improve its flour quality through enhancement of production processes and maintained its leadership in Indonesia's flour market.



Sales ↑28.7%	• to Rupiah 14.9 trillion (US$1,533.2 million) from Rupiah 11,613.5 billion (US$1,267.4 million) • accounted for 30.1% of Indofood's consolidated sales • reflecting higher average selling prices for all products in line with the increase in wheat costs
Sales volume of food flour ↓19%	• to 2.1 million tons from 2.6 million tons • due to contraction in demand because of much higher flour price
Sales volume of pasta ↓18%	• to 26.2 thousand tons from 31.9 thousand tons • due to lower export demand
EBIT margin	• to 8.3% from 11.5% • resulting from lower sales volume and higher operating costs

Raw material costs for 2009 are expected to remain high as the rupiah weakness will offset a more stable wheat price and the competitive environment will continue to pose significant challenges. Bogasari's marketing strategy will be adapted in line with this competitive environment and retain focus on customer group by introducing new flour-based products tailored to specific age groups and educational programs for targeted customer groups.

Agribusiness

Indofood operates its agribusiness mainly through its Singapore listed subsidiary Indofood Agri Resources Ltd (IndoAgri) and IndoAgri's Indonesia-listed subsidiary, PT PP London Sumatra Indonesia Tbk (Lonsum). Through its three operational divisions – plantations, cooking oils and fats (COF) and commodities – Agribusiness group is involved in research and development, oil palm seed breeding, cultivation of oil palms as well as refining, branding and marketing of cooking oils, margarine and shortening. It also engages in the cultivation of other crops such as rubber, sugar cane, cocoa and tea.

In 2008, IndoAgri's board approved a maximum buyback of approximately 145 million shares representing 10% of the issued share capital. IndoAgri bought back 9 million shares from the open market for a total consideration of approximately S$3.9 million (US$2.6 million).

Agribusiness Group's integrated model, volume growth of plantation, cooking oils and fats businesses, favourable CPO prices in first half of 2008 and high prices of edible oil products contributed to the strong performance for 2008. This was achieved despite the volatility of the CPO price and adverse market conditions in the second half of 2008.

Indofood





Sales ↑82%	• to Rupiah 15,016.0 billion (US$1,548.0 million) from Rupiah 8,272.8 billion (US$902.8 million) • accounted for 26.9% of Indofood's consolidated sales • reflecting increases in sales volume of CPO and cooking oil • and higher average prices of palm oil and rubber as well as edible oil products
EBIT margin	• to 17.5% from 16.4% • resulting from volume growth in plantations and cooking oils & fats divisions

The volatility in CPO prices is expected to continue in 2009 and prices will remain soft as compared to 2008, fertilizers and fuel prices have stabilized recently and reduced substantially from their peak in 2008. Long-term growth prospects for CPO remain optimistic through growth of the world population and consequent increase in food demand; which currently accounts for 85% of the world's CPO consumption.

IndoAgri's competitive advantages; 32% of planted oil palm areas are immature and not yet yielding fruit, strong research and development and seed breeding operations, low cost of production combined with high yields and leading market shares of branded cooking oil and margarine position it as a long-term player in the plantation industry. Agribusiness Group has budgeted a minimum capital expenditure of Rupiah 2.3 trillion (US$210.0 million) for developing sugar business, nurturing existing plantations, building infrastructure and construction of an oil palm refinery in Jakarta which is expected to be completed in early 2010.

Plantations

IndoAgri and Lonsum have a combined plantation land bank of 539,016 hectares of which 213,328 hectares is planted. Its 18 palm oil mills have combined annual production capacity of 3.8 million metric tons. During the year, oil palm planted area increased by 21,657 hectares and average CPO yield was 4.6 metric tons per hectare.

In 2008, the CPO price fluctuated between US$500 and US$1,200 per metric ton driven by higher global demand. CPO price stabilized towards the end of 2008. In October, the Indonesian Government announced that the progressive export tax would be reapplied to CPO as price reached US$701 per metric ton and above.

Crude Palm Oil (CPO) Production


Thousand tons
800
700
600
500
400
300
200
100
0
04
05
06
07
08

Age Profile of Oil Palm Plantations


16%
32%
45%
7%

	Hectares
Immature areas	58,944
4 - 6 years	12,332
7 - 20 years	82,008
Above 20 years	29,829
Total	**183,113**


Bimoli
Bimoli
Bimoli
Bimoli

Sales ↑154%	• to Rupiah 6,807.6 billion (US$701.8 million) from Rupiah 2,677.9 billion (US$292.2 million) • accounted for over 90% of agribusiness's EBITDA • reflecting consolidation of full year results of Lonsum as compared to only two months in 2007 • significant increase of CPO price and sales volume
CPO sales volume ↑102%	• to 730 thousand metric tons from 361 thousand metric tons • benefited from contribution from Lonsum and organic growth
EBIT margin	• to 34.7% from 45.7% • negatively impacted by forex losses and higher fertilizer and fuel costs • and higher quantity of fresh fruit bunch bought from third parties which has a lower margin

The division will continue to expand its oil palm plantations, develop 18,600 hectares of sugar cane plantation and operate two sugar processing facilities by 2011.

Plantations remain an attractive long-term investment as global demand for CPO increases. IndoAgri's strong agricultural research and seed breeding facilities, low production cost approach and further integration with Lonsum will enhance productivity.

Cooking Oils and Fats

Following the acquisition of Lonsum in 2007, IndoAgri Group increased its self-sufficiency in CPO with approximately 70% of the cooking oils and fats division's refinery needs coming from our plantation division's CPO production. IndoAgri's premium branded products, mainly *Bimoli* and *Simas Palmia*, have leading market shares in the branded cooking oils and margarines segment in Indonesia. The completion of refinery expansion at Medan in early 2009 increased the total refining capacity to 1 million tons per annum.

Sales ↑48%	• to Rupiah 6,545.6 billion (US$674.8 million) from Rupiah 4,419.7 billion (US$482.3 million) • higher selling prices and sales volume of branded cooking oil in the domestic market
Branded cooking oils sales volume ↑14%	• to 424 thousand tons from 371 thousand tons • resulting from increased demand for consumer cooking oil in Indonesia, successful product branding and effective marketing campaigns
Sales volume of margarine and shortenings ↓12%	• to 161 thousand tons from 183 thousand tons • lower demand from industrial customers
EBIT margin	• increased to 3.2% from 1.9%

The decline of CPO prices over the last few months attracted new players to the branded cooking oil market despite the Indonesian Government's reintroduction of a 10% VAT on branded cooking oil. IndoAgri continued to protect their market position through deeper product penetration and enhancing service quality.

Indofood


NR 02


Diperkaya
RASA AYAM

Commodity

This division mainly produces crude coconut oil (CNO) and derivative products, most of which are exported to the U.S., Europe, China and South Korea.

Sales ↑41%	• to Rupiah 1,662.8 billion (US$171.4 million) from Rupiah 1,175.2 billion (US$128.3 million) • driven by higher average selling prices of copra-based and palm-based products
Sales volume of CNO	• to 108 thousand tons from 109 thousand tons
EBIT margin	• to 3.3% from 3.9% • reflecting higher average selling prices

The commodity unit plans to enlarge its customer base by exploring new export opportunities.

Distribution

Indofood's stock point distribution system is the most extensive distribution network in Indonesia. All stock points are located in areas with a high density of retail outlets in order to shorten delivery time. It distributes the majority of Indofood's consumer products and third-party products to over 7,000 islands in the country. During the year, the IT system was fully operational which enhanced its communications with the head office and improved inventory control.

Sales ↑29%	• to Rupiah 4,742.0 billion (US$488.9 million) from Rupiah 3,663.6 billion (US$399.8 million) • reflecting higher sales volume and selling prices of the products distributed • and improved supply and delivery efficiencies, wider and deeper market penetration
EBIT margin	• to 1.1% from 1.5% • resulting from higher fuel costs in the first half of 2008

The division will further leverage on its stock point distribution system for expanding coverage in rural areas and deepen market penetration for Indofood's products. Its sales force will continue interactive communications with retail outlets to better understand and respond to customers' needs, while its team of merchandisers will ensure product visibility in retail outlets.

2009 Outlook

The outlook for 2009 is mixed given the impact of the global crisis on consumer demand, purchasing power and currencies. Indofood will adjust to this environment by leveraging its competitive advantages while managing its businesses prudently. It will continue to improve product quality, focus on product innovation, invest in its brands and increase distribution penetration.


CAKRA KEMBAR
SEGITIGA BIRU
KUNCI BIRU
La Fonte
La Fonte
La Fonte
TRENZ
TRENZ

Reconciliation of Reported Results Between Indofood and First Pacific

Indofood's operations are principally denominated in rupiah, which averaged Rupiah 9,700 (2007: 9,163) to the U.S. dollar. Its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Rupiah billions	**2008**	2007 (Restated)
Net income under Indonesian GAAP	**1,034**	980
Differing accounting and presentational treatments(i)		
– Reclassification of non-recurring items	**(91)**	235
– (Loss)/gain on changes in fair value of plantations	**(310)**	115
– Foreign exchange accounting	**54**	54
– Others	**164**	(69)
Adjusted net income under Hong Kong GAAP	**851**	1,315
Foreign exchange and derivative losses/(gains)(ii)	**506**	(35)
Loss/(gain) on changes in fair value of plantations(ii)	**310**	(115)
Indofood's net income as reported by First Pacific	**1,667**	1,165
US$ millions		
Net income at prevailing average rates for 2008: Rupiah 9,700 and 2007: Rupiah 9,163	**171.9**	127.1
Contribution to First Pacific Group profit, at an average shareholding of 2008: 50.9% and 2007: 51.5%	**87.6**	65.5

(i) Differences in accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP and other presentational differences. The principal adjustments include:

- Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual operating items which are reallocated and presented separately. Adjustment for 2008 of Rupiah 91 billion principally represents Rupiah 152 billion of gains from a reduction in deferred tax liabilities, partly offset by Rupiah 69 billion of manpower rightsizing costs. Adjustment for 2007 of Rupiah 235 billion represents Rupiah 189 billion of impairment provisions for goodwill and various assets and Rupiah 46 billion of manpower rightsizing costs.
- Loss/gain on changes in fair value of plantations: Under Indonesian GAAP, Indofood measures its plantations (biological assets) on a historical cost basis. HKAS 41 "Agriculture" requires the measurement of plantations at fair value less estimated point-of-sale costs. The adjustment relates to the change in fair value of plantations during the year.
- Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction, as the originating capitalized foreign exchange losses have already been written off by First Pacific.

(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative losses/gains (net of related tax) and loss/gain on changes in fair value of plantations are excluded and presented separately.



Philex Mining Corporation



8.9 million tons of ore milled

Philex



Philex has been operating the Padcal mine since 1958. It is the first underground block cave operation in the Far East, producing concentrates the majority of which are shipped to the Saganoseki smelter of Pan Pacific Copper Co., Ltd. in Japan. The Padcal mine has a work force of 2,092, and its operating life is currently declared as until 2014.

Total ore milled in 2008 amounted to 8.9 million tons, producing 4.5 million grams (145 thousand ounces) of gold, 18.7 million kilograms (41.2 million pounds) of copper, and 4.2 million grams (137 thousand ounces) of silver, comprising 55%, 44% and 1%, respectively, of mining revenue – all of which are denominated in U.S. dollars.

The Group's share of Philex's one-month loss was US$1.6 million, reflecting the fall in copper prices during the last quarter of 2008. As of 31 December 2008, Philex had net cash balances of US$140.4 million. A 25% stock dividend was declared, subject to shareholders' approval.

Net income attributable to equity holders of the parent company ↓42%	• to Pesos 2,893 million (US$64.7 million) from Pesos 5,005 million (US$109.1 million) • reflecting lower metal prices, principally copper, adversely impacted by the global economic downturn which caused a steep decline in copper price starting in the last quarter of 2008 • lower volume of metals produced • and recorded marked-to-market losses of Pesos 470.1 million (US$10.5 million) on outstanding foreign currency hedging contracts
Operating costs and expenses ↓0.9%	• to Pesos 6,031 million (US$135.0 million) from Pesos 6,086 million (US$132.7 million) • reflecting a 26% increase in mine products taxes and royalties, and a 33% rise in general and administrative expenses
Capital expenditure ↓24%	• to Pesos 968 million (US$21.7 million) from Pesos 1,270 million (US$27.7 million)
Interest income ↑20%	• to Pesos 154 million (US$3.4 million) from Pesos 128 million (US$2.8 million) • resulting from higher investment of free funds in short-term deposits
Net foreign exchange gain	• to Pesos 238 million (US$5.3 million) from a net foreign exchange loss of Pesos 307 million (US$6.7 million) • reflecting principally the peso-to-dollar closing rate ↑13% to Pesos 47.52 for 2008 from Pesos 41.28 for 2007 for the US$ denominated short-term deposits

Ore Milled


Million tons
9.2
9.1
9.0
8.9
8.8
8.7
8.6
04
05
06
07
08

Operating Cost Per Ton


Pesos
700
650
600
550
500
450
400
350
04
05
06
07
08




PADCAL MINE
Baguio
Manila
Luzon
BOYONGAN MINE
Mindanao

Average Gold Price Per Ounce


US$
900
800
700
600
500
400
300
04
05
06
07
08

Average Copper Price Per Pound


US$
4.0
3.5
3.0
2.5
2.0
1.5
1.0
04
05
06
07
08

Hedging Positions

As of 31 December 2008, Philex has the following outstanding financial instruments:

Two contracts for purchased gold put options totaling 12,000 ounces at average strike price of US$725 per ounce, with the corresponding sold call options at the average strike price of US$1,003 per ounce, maturing in 2009. Two contracts for purchased gold put options totaling 69,000 ounces at the strike price of US$610 per ounce, with the corresponding sold call options at the strike price of US$800 per ounce, maturing up to 2011. The marked-to-market loss of Pesos 335.1 million (US$7.5 million) on these outstanding gold options qualify for hedge accounting and are thus carried in equity.

One currency forward contract for US$74 million with weekly maturity of US$1 million at the forward rate of Pesos 42 per $1 maturing up to September 2009, with earlier termination provisions when the target profit is achieved and doubling of the notional amount if the fixing rate is higher than the forward rate. The contract was marked to market directly against operations at a loss of Pesos 470.1 million (US$10.5 million) based on the forward rate of Pesos 48.35 to a dollar as of 31 December 2008.

Philex unrealized marked-to-market gains or losses on both gold options and currency forwards are non-cash in nature.

Environment Management

At the Padcal mine and areas around the site, approximately 1,950 hectares have been reforested with over 6 million seedlings of various tree species. The Philex-Padcal Environmental Management System has been qualified with ISO 14001 Certification for six consecutive years now. Philex has received various awards for its environmental achievements, including that of being a consistent winner of the Best Mining Forest Contest in the Philippines.

Community Development

Philex's extensive Social Development and Management Program aims to help its host and neighboring communities to improve the quality of life of the people affected by Philex's mining operations. Programs on health, education, livelihood, infrastructure development, information and education campaigns are being undertaken in partnership with the local communities, local government units, government agencies and the academic.

Boyongan Mine

In February 2009, Philex bought the remaining 50% equity interest in the Boyongan Copper-Gold Project from Anglo American Exploration BV and Anglo American Exploration (Philippines) Inc. for a consideration of US$55 million. A pre-feasibility study completed in November 2008 by Independent Resources Estimations of South Africa concluded that based on the assumptions used in their report, the Boyongan project is technically and financially feasible, with proven mineral reserve of 65.8 million tons containing 1.39 grams of gold per ton and 0.87% copper.

2009 Outlook

The current global financial downturn has substantially impacted metal prices which are expected to remain volatile in the near term. It is believed that the price levels will recover in time. Philex's acquisition of control over Boyongan will pave the way for the continued advancement of the project and the adjacent areas.

Philex



Reconciliation of Reported Results Between Philex and First Pacific

Philex's operations are principally denominated in peso, which averaged Pesos 48.11 to the U.S. dollar for the month of December 2008. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Philippine GAAP and Hong Kong GAAP are largely based on IFRSs, however, certain adjustments need to be made to Philex's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Peso millions	**For the month of December 2008**
Net loss under Philippine GAAP	**(118)**
Differing accounting and presentational treatments(i)	
– Depreciation of revaluation increment for assets	**(65)**
– Revenue recognition regarding sale of mine products	**(46)**
– Others	**12**
Adjusted net loss under Hong Kong GAAP	**(217)**
Foreign exchange and derivative gains(ii)	**(169)**
Philex's net loss as reported by First Pacific	**(386)**
US$ millions	
Net loss at prevailing average rates for December 2008: Pesos 48.11	**(8.0)**
First Pacific Group's share of loss, at an average shareholding of 20.1% for December 2008	**(1.6)**

(i) Differences in accounting treatments under Philippine GAAP, compared with Hong Kong GAAP and other presentational differences. The principal adjustments include:
- Depreciation of revaluation increment of assets: A fair value assessment was performed at the date of acquisition of Philex and certain revaluation increment adjustments have been made to property, plant and equipment. The adjustment relates to the recognition of additional depreciation based on the revalued fair value of property, plant and equipment.
- Revenue recognition regarding sale of mine products: Philex recognizes revenue based on the production of mine products. HKAS 18 "Revenue" requires the recognition of revenue based on the satisfaction of certain conditions, which includes the transfer of significant risks and rewards of ownership of the products to the buyers and the absence of continuing managerial involvement to the degree usually associated with ownership and effective control over the products sold.

(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains (net of related tax) are excluded and presented separately.

Liquidity and Financial Resources

Net Debt and Gearing

(A) Head Office Net Debt

The increase in net debt is mainly attributable to the payments for (a) additional investments in and advances to MPIC (principally for financing MPIC's additional investments in DMWC and the acquisition of FPII) and (b) an investment in a 20.1% interest in Philex. The Head Office's borrowings at 31 December 2008 comprise bank loans of US$784.4 million (with an aggregated face value of US$791.3 million) due between November 2009 and November 2013.

Changes in Head Office Net Debt

US$ millions	Borrowings	Cash and cash equivalents	Net debt
At 1 January 2008	645.5	(113.1)	532.4
Movement	138.9	60.0	198.9
At 31 December 2008	**784.4**	**(53.1)**	**731.3**

Head Office Cash Flow

US$ millions	**2008**	2007
Net cash inflow from operating activities	**177.3**	128.6
Net investments	**(352.5)**	(467.8)
Financing activities		
– Net borrowings	**138.9**	489.0
– (Advances to)/repayments from subsidiary companies, net	**(46.0)**	20.0
– Proceeds from the issue of shares upon the exercise of share options	**1.6**	5.3
– Repayments from/(loans to) a joint venture	**76.0**	(96.0)
– Dividends paid	**(45.2)**	(26.5)
– Repurchase of shares	**(10.1)**	(3.0)
(Decrease)/increase in cash and cash equivalents	**(60.0)**	49.6

(B) Group Net Debt and Gearing

An analysis of net debt and gearing for principal consolidated and associated companies follows.

Consolidated

US$ millions	**Net debt[i] 2008**	**Total equity 2008**	**Gearing (times) 2008**	Net debt 2007	Total equity 2007 (Restated)	Gearing (times) 2007 (Restated)
Head Office	**731.3**	**1,558.3**	**0.47x**	532.4	1,542.8	0.35x
MPIC	**483.0**	**416.4**	**1.16x**	78.1	63.8	1.22x
Indofood	**1,306.5**	**1,479.2**	**0.88x**	833.3	1,361.4	0.61x
Group adjustments[ii]	**-**	**(1,078.7)**	**-**	-	(845.0)	-
Total	**2,520.8**	**2,375.2**	**1.06x**	1,443.8	2,123.0	0.68x

Associated

US$ millions	**Net debt/(cash) 2008**	**Total equity 2008**	**Gearing (times) 2008**	Net debt/(cash) 2007	Total equity 2007	Gearing (times) 2007
PLDT	**846.5**	**2,251.0**	**0.38x**	1,046.3	2,725.6	0.38x
Philex	**(140.4)**	**283.1**	**-**	(57.2)	204.5	-

(i) Includes pledged deposits

(ii) Group adjustments mainly represents elimination of goodwill arising from acquisitions prior to 1 January 2001 against the Group's retained earnings and other standard consolidation adjustments to present the Group as a single economic entity.

Head Office's gearing increased principally because of payments for (a) the additional equity investments in and advances to MPIC and (b) investment in a 20.1% interest in Philex. MPIC's gearing decreased principally due to the consolidation of DMWC, despite of an increase in net debt as a result of the payment for the acquisition and consolidation of a 99.8% interest in FPII. Indofood's gearing increased mainly because of an increase in its net debt principally for the payment for the acquisition of a 68.6% interest in Indolakto. PLDT's gearing remained the same as the impact of lower net debt balance was offset by reduced equity due to dividend payments and share buyback.

The Group's gearing increased to 1.06 times level principally as a result of the higher net debt following Indofood's acquisition of Indolakto and MPIC's consolidation of DMWC and acquisition of FPII.

Net Debt and Gearing


Net debt
US$ billions
Gearing
(times)
3.0
2.5
2.0
1.5
1.0
0.5
0
1.8
1.5
1.2
0.9
0.6
0.3
0
07
08
— Gearing (times)
Net debt
31 December 2008
31 December 2007

Maturity Profile of Consolidated Debt 2008


17%
38%
42%
3%

	US$ millions
■ Within one year	1,207.0
■ One to two years	110.4
■ Two to five years	1,311.3
■ Over five years	530.0
Total	**3,158.7**

Maturity Profile of Consolidated Debt 2007


3%
40%
8%
49%

	US$ millions
■ Within one year	1,000.1
■ One to two years	169.8
■ Two to five years	825.2
■ Over five years	49.5
Total	**2,044.6**

Maturity Profile

The maturity profile of debt of consolidated and associated companies follows.

Consolidated

	Carrying amounts		Nominal values	
US$ millions	**2008**	2007	**2008**	2007
Within one year	**1,207.0**	1,000.1	**1,207.3**	1,000.4
One to two years	**110.4**	169.8	**111.6**	170.0
Two to five years	**1,311.3**	825.2	**1,321.4**	834.7
Over five years	**530.0**	49.5	**538.7**	49.9
Total	**3,158.7**	2,044.6	**3,179.0**	2,055.0

The change in the Group's debt maturity profile at 31 December 2008 principally reflects (a) Indofood's reclassification of Rupiah 1.0 trillion (US$89.1 million) bond due in June 2009, refinancing of some of its short-term debts arranged for the acquisition of Lonsum by long-term credit facilities, new short-term debts arranged for working capital purposes and the acquisition and consolidation of Indolakto, (b) MPIC's consolidation of DMWC and acquisition and consolidation of FPII and (c) Head Office's short-term borrowings of US$150.0 million in November 2008 for financing its additional equity investments in and advances to MPIC and the investment in Philex.

Associated

	PLDT				Philex			
	Carrying amounts		Nominal values		Carrying amounts		Nominal values	
US$ millions	**2008**	2007	**2008**	2007	**2008**	2007	**2008**	2007
Within one year	**315.9**	176.1	**318.3**	178.4	**85.0**	5.0	**85.0**	5.1
One to two years	**155.8**	286.5	**158.8**	288.8	**-**	1.5	**-**	1.5
Two to five years	**559.8**	484.9	**565.1**	490.0	**-**	-	**-**	-
Over five years	**523.9**	521.5	**609.5**	620.1	**-**	-	**-**	-
Total	**1,555.4**	1,469.0	**1,651.7**	1,577.3	**85.0**	6.5	**85.0**	6.6

Financial Risk Management

Foreign Currency Risk

(A) Company Risk

As the Head Office debts are currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows and enters into hedging arrangements (including the use of forward exchange contracts) for managing its foreign currency exposure in respect of dividend income and payments in foreign currency on a transactional basis. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, the Company is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office, the principal components of the Group's NAV relate to investments denominated in the peso and rupiah. Accordingly, any change in these currencies, against their respective 31 December 2008 exchange rates, would have an effect on the Group's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Group's adjusted NAV for a one per cent change of the peso and rupiah against the U.S. dollar.

Company	Effect on adjusted NAV(i) US$ millions	Effect on adjusted NAV per share HK cents
PLDT	22.0	5.34
MPIC	3.9	0.95
Indofood	3.7	0.90
Philex	0.8	0.19
Total	**30.4**	**7.38**

(i) Based on quoted share prices as at 31 December 2008 applied to the Group's economic interest

(B) Group Risk

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to give the Group's results in U.S. dollars.

Analysis of Total Borrowings by Currency


15%
56%
29%
US$ millions
US$ 1,752.4
Rupiah 924.0
Peso 482.3
Total 3,158.7

Net Debt by Currency

It is often necessary for operating entities to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated companies' net debt by currency follows.

Consolidated

US$ millions	US$	Peso	Rupiah	Others	**Total**
Total borrowings	1,752.4	482.3	924.0	–	**3,158.7**
Cash and cash equivalents(i)	(278.1)	(172.2)	(167.2)	(20.4)	**(637.9)**
Net debt/(cash)	1,474.3	310.1	756.8	(20.4)	**2,520.8**
Representing:					
Head Office	734.0	(0.9)	–	(1.8)	**731.3**
MPIC	172.0	311.0	–	–	**483.0**
Indofood	568.3	–	756.8	(18.6)	**1,306.5**
Net debt/(cash)	1,474.3	310.1	756.8	(20.4)	**2,520.8**

Associated

US$ millions	US$	Peso	Others	**Total**
Net debt/(cash)				
PLDT	1,159.2	(309.4)	(3.3)	**846.5**
Philex	(11.6)	(128.8)	–	**(140.4)**

(i) Includes pledged deposits

Details of changes in Head Office net debt are set out on page 53.

PLDT carries U.S. dollar debt primarily because international vendors of telecommunications equipment quote prices and require payment in U.S. dollars. In addition, large funding requirements often cannot be satisfied in local currency due to inherent constraints within the financial markets in the Philippines. As a result, financing frequently needs to be sourced from the international capital market, principally in U.S. dollars. PLDT has actively hedged approximately 43.5% of its U.S. dollar net borrowings. In addition, substantial revenues of PLDT are either denominated in, or linked to, the U.S. dollar. For example, PLDT's U.S. dollar denominated international inbound revenue accounted for approximately US$126.8 million or 4.0% of PLDT's total revenues in 2008. In addition, under certain circumstances, PLDT is able to adjust the monthly recurring rates for its fixed line service by one per cent for every Peso 0.1 change in the U.S. dollar exchange rate.

MNTC has entered into cross currency swap transactions to hedge approximately 67.1% of its U.S. dollar denominated borrowings.

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect effect of fluctuating exchange rates on revenues and input costs at the operating company level.

US$ millions	Total US$ exposure	Hedged amount	Unhedged amount	Profit effect of 1% currency change	**Group net profit effect**
Head Office[(i)]	734.0	-	734.0	-	-
MPIC	172.0	47.2	124.8	1.2	**0.8**
Indofood	568.2	-	568.2	5.7	**2.0**
PLDT	1,159.2	504.6	654.6	6.5	**1.2**
Philex	(11.6)	-	(11.6)	(0.1)	-
Total	**2,621.8**	**551.8**	**2,070.0**	**13.3**	**4.0**

(i) As the Group reports its results in U.S. dollars, unhedged U.S. dollar debt at the Head Office does not give rise to any significant exchange exposure.

Peso and Rupiah Closing Rates against the U.S. Dollars


Pesos
Rupiah
40
42
44
46
48
50
8,000
9,000
10,000
11,000
12,000
13,000
Dec 07
Mar 08
Jun 08
Sep 08
Dec 08
Feb 09
— Peso
— Rupiah

Equity Market Risk

As the majority of the Company's investments are listed, the Company is exposed to fluctuations in the equity market values of such investments. In addition, the value of the Company's investments may be impacted by sentiment towards specific countries.

First Pacific's listed investments are located in the Philippines, Indonesia and Singapore. Accordingly, in addition to operating factors within the Company's control, the Company also has an equity market risk in respect of general investor sentiment towards these countries. Changes in the stock market indices of the Philippines, Indonesia and Singapore is summarized as follows.

	Philippine Composite Index	Jakarta Composite Index	Singapore Straits Times Index
At 31 December 2007	3,621.6	2,745.8	3,465.6
At 31 December 2008	**1,872.9**	**1,355.4**	**1,761.6**
Decrease during 2008	-48.3%	-50.6%	-49.2%
At 25 March 2009	1,939.5	1,420.0	1,691.7
Increase/(decrease) over 2009 to 25 March 2009	+3.6%	+4.8%	-4.0%

Stock Market Indices


PCI/JCI/SSTI
4,000
3,500
3,000
2,500
2,000
1,500
1,000
Dec 07
Mar 08
Jun 08
Sep 08
Dec 08
Feb 09
— Philippine Composite Index (PCI)
— Jakarta Composite Index (JCI)
--- Singapore Straits Times Index (SSTI)

Interest Rate Profile


79%
21%

	US$ millions
Fixed	679.0
Floating	2,479.7
Total	**3,158.7**

Interest Rate Risk

The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this for consolidated and associated companies follows.

Consolidated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents[i]	**Net debt**
Head Office	–	784.4	(53.1)	**731.3**
MPIC	408.4	269.3	(194.7)	**483.0**
Indofood	270.6	1,426.0	(390.1)	**1,306.5**
Total	679.0	2,479.7	(637.9)	**2,520.8**

Associated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents	**Net debt/ (cash)**
PLDT	1,061.3	494.1	(708.9)	**846.5**
Philex	–	85.0	(225.4)	**(140.4)**

(i) Includes pledged deposits

The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in average annual interest rates in respect of the variable interest rate borrowings.

US$ millions	Variable interest rate borrowings	Profit effect of 1% change in interest rates	**Group net profit effect**
Head Office	784.4	7.8	**7.8**
MPIC	269.3	2.7	**1.8**
Indofood	1,426.0	14.3	**5.0**
PLDT	494.1	4.9	**0.9**
Philex	85.0	0.9	**0.1**
Total	3,058.8	30.6	**15.6**

Adjusted NAV Per Share

There follows a calculation of the Group's underlying worth.

At 31 December US$ millions	Basis	**2008**	2007
PLDT	(i)	**2,200.1**	3,813.0
MPIC	(i)	**388.3**	122.6
Indofood	(i)	**373.4**	1,201.8
Philex	(i)	**80.3**	–
Head Office			
– Receivables	(ii)	**149.2**	138.9
– Net debt		**(731.3)**	(532.4)
– Derivative liability	(iii)	**–**	(6.3)
Total valuation		**2,460.0**	4,737.6
Number of ordinary shares in issue (millions)		**3,213.4**	3,224.1
Value per share			
– U.S. dollar		**0.77**	1.47
– HK dollars		**5.97**	11.46
Company's closing share price (HK$)		**2.69**	6.05
Share price discount to HK$ value per share (%)		**54.9**	47.2

(i) Based on quoted share prices applied to the Group's economic interest
(ii) Represents receivables from MPIC and DMWC
(iii) Represents the fair value of option element embedded in the Exchangeable Notes

Share Price vs Adjusted NAV Per Share


HK$
14
12
10
8
6
4
2
0
Dec 04
Dec 05
Dec 06
Dec 07
Dec 08
— Adjusted NAV per share
— Share price

Corporate Governance Report

Governance Framework

The Company is committed to building and maintaining high standards of corporate governance. The Company has adopted its own Code on Corporate Governance Practices (the First Pacific Code), which incorporates the principles and requirements set out in the Code on Corporate Governance Practices (CG Code) contained in Appendix 14 of the Listing Rules.

First Pacific has applied these principles and complied with all the CG Code mandatory provisions and has also met all of the recommended best practices in the CG Code throughout the current financial period, except for the following:–

1. The appointment of Independent Non-executive Directors (INEDs) representing at least one-third of the board, currently only three out of thirteen Directors are INEDs.
2. The disclosure of details of remuneration payable to members of senior management on an individual and named basis in the annual reports and accounts.
3. The announcement and publication of quarterly financial results within 45 days after the end of the relevant quarter.

First Pacific Board considers that it functions effectively with the current Board and will consider the appointment of additional INED as and when it is considered necessary. In addition, the Company does not issue quarterly financial results based on our judgment that we should emphasize the quality, rather than the frequency of disclosure of financial information. Furthermore, we are concerned that quarterly reporting might lead investors and management to focus on short-term financial performance, possibly at the expense of longer term financial performance of the Company. The disclosure of details of remuneration payable to members of senior management on an individual and named basis would not provide, in our view, any pertinent information to the readers in assessing the performance of the Company.

Board of Directors

The Company is led and controlled through the Board of Directors which comprised 13 Directors as at 31 December 2008 and they are collectively responsible for promoting the success of the Company by directing and supervising the Company's affair. The Board of Directors has a balance of skill and experience appropriate for the requirements of the Group's businesses. At 31 December 2008, three of the Directors are Executive and ten of the Directors are Non-executive, of whom three are Independent. The Company has received annual confirmations of independence from Mr. Graham L. Pickles, Prof. Edward K. Y. Chen and Sir David Tang and considers them to be independent. Non-executive Directors have the same duties of care and skill and fiduciary duties as Executive Directors. The biographies of the Directors are set out on pages 10 to 13.

The Board of Directors usually meets formally at least four times a year to review operational performance and financial plans, monitors the implementation of strategy and any other significant matters that affect the operations of the Group, and approves matters specifically reserved to the Board of Directors for its decision. Dates of the regular board meetings are scheduled in the prior year (subject to amendment) to provide sufficient notice to Directors enabling them to attend. For special board meetings, reasonable notice is given. Directors are consulted as to matters to be included in the agenda for regular board meetings. Directors have access to the advice and services of the Company Secretary to ensure that Board procedures, and all applicable rules and regulations, are followed. Adequate and appropriate information, in the form of agendas, board papers and related materials, are prepared and provided to the Directors prior to the scheduled dates for the Board meeting in a timely manner. Minutes of the Board meetings and meetings of the Audit Committee, the Remuneration Committee, the Nomination Committee and other Board Committees are kept by the Company Secretary. Minutes are open for inspection at any reasonable time on reasonable notice by any Director.

Minutes of the Board meetings and Board Committee meetings have recorded in sufficient details the matters considered by the Board and the Committees, decisions reached, including any concerns raised by the Directors or dissenting views expressed. Draft and final versions of minutes of the Board meetings and meetings of the Board Committees are sent to all Directors for their comments and records respectively within a reasonable time after the meeting. The Executive Directors, led by the Managing Director and Chief Executive Officer, are responsible for the day-to-day management of the Company's operations. In addition, there are regular meetings with the senior management of subsidiary and associated companies, at which operating strategies and policies are formulated and communicated.

The Company has established a policy enabling all Directors to seek independent professional advice in appropriate circumstances, at the Company's expense. The Board will provide separate independent professional advice to Directors to assist the relevant director or directors to discharge his/their duties to the Company as and when requested or necessary.

If a substantial shareholder or a Director has a conflict of interest in a matter to be considered by the Board which the Board has determined to be material, the matter shall not be dealt with by way of circulation or by a Committee (except an appropriate Board Committee set up for that purpose pursuant to a resolution passed in a Board meeting) but a Board meeting shall be held. Independent Non-executive Directors who, and whose associates, have no material interest in the transaction shall be present at such Board meeting.

Currently, Mr. Anthoni Salim is the Chairman of the Company and Mr. Manuel V. Pangilinan is the Managing Director and Chief Executive Officer of the Company. Accordingly, the roles of the chairman and chief executive officer of the Company are segregated and are not exercised by the same individual. The division of responsibilities between the chairman and the chief executive officer of the Company are set out in the First Pacific Code.

In accordance with the Company's bye-laws and First Pacific Code, at each AGM one-third of the Directors for the time being (or, if their number is not a multiple of three, then the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring Director shall be eligible for election.

At the Company's 2008 AGM, Mr. Robert C. Nicholson, Ambassador Albert del Rosario, Mr. Benny S. Santoso and Mr. Graham L. Pickles, who had been longest in office since their appointment, together with Mr. Napoleon L. Nazareno (who was appointed on 31 March 2008 and retired in accordance with the Company's bye-laws), retired by rotation but being eligible, offered themselves for re-election. All the five Directors were re-elected as Directors of First Pacific for a fixed term of not more than three years, commencing on the date of their re-election (being 4 June 2008) and ending on (1) the date of the Company's AGM to be held in 2011, or (2) 3 June 2011, or (3) the date on which each Director retires by rotation pursuant to the First Pacific Code and/or the bye-laws, whichever is the earlier.

As a decentralized organization in which local management have substantial autonomy to run and develop their businesses, the Group views well developed reporting systems and internal controls as essential. The Board of Directors plays a key role in the implementation and monitoring of internal financial controls. Their responsibilities include:

- regular board meetings focusing on business strategy, operational issues and financial performance
- active participation on the boards of subsidiary and associated companies
- approval of annual budgets for each operating company covering strategy, financial and business performance, key risks and opportunities
- monitoring the compliance with applicable laws and regulations, and also with corporate governance policies
- monitoring the quality, timeliness, and content of internal and external reporting
- monitoring risks and the effectiveness of internal controls

During 2008, there were five board meetings and six teleconferences and those Directors who attended the board meetings are set out below.

	Number of meetings attended
Chairman	
Anthoni Salim	3/5
Executive Directors	
Manuel V. Pangilinan, *Managing Director and Chief Executive Officer*	5/5
Edward A. Tortorici	5/5
Robert C. Nicholson	5/5
Non-executive Directors	
Ambassador Albert F. del Rosario	5/5
Benny S. Santoso	5/5
Napoleon L. Nazareno*	4/5
Sutanto Djuhar	0/5
Tedy Djuhar	5/5
Ibrahim Risjad	0/5
Independent Non-executive Directors	
Graham L. Pickles	5/5
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	5/5
Sir David W. C. Tang, *KBE*	2/5

* Appointed on 31 March 2008

Audit Committee

The Audit Committee is currently composed of three Independent Non-executive Directors, with Mr. Graham L. Pickles, who possesses appropriate professional qualifications and experience in financial matters, acting as chairman of the Audit Committee. This is in compliance with Rule 3.21 of the Listing Rules.

The Audit Committee's written terms of reference, which describe its authority and duties, are regularly reviewed and updated by the Board of Directors. Reporting to the Board of Directors, the Audit Committee reviews matters within the purview of audit, such as Financial Statements and internal controls, to protect the interests of the Company's shareholders. The Audit Committee also performs an independent review of the interim and annual Financial Statements.

The Audit Committee meets regularly with the Company's external auditors to discuss the audit process and accounting issues, and reviews the effectiveness of internal controls and risk evaluation. Special meetings are also convened, where appropriate, to review significant financial or internal control issues. During 2008, there were two Audit Committee meetings and those Audit Committee members who attended are set out below.

	Number of meetings attended
Graham L. Pickles	2/2
Prof. Edward K. Y. Chen, *GBS, CBE, JP*	2/2
Sir David W. C. Tang, *KBE*	2/2

Remuneration Committee

The Remuneration Committee, which comprises Ambassador Albert F. del Rosario, Prof. Edward K.Y. Chen and Sir David Tang, has specific written terms of reference which deal clearly with its authority and duties. The terms of reference of the Remuneration Committee have included the specific duties set out in paragraphs B.1.3 (a) to (f) of the CG Code, with appropriate modifications where necessary.

The Remuneration Committee makes recommendations to the Board of Directors regarding the remuneration of the Executive Directors, senior executives and the fees and emoluments of Non-executive Directors based on advice from compensation and benefits consultants. No Director or any of his associates is involved in deciding his own remuneration. During 2008, one meeting of the Remuneration Committee was held and those Remuneration Committee members who attended are set out below.

	Number of meetings attended
Ambassador Albert F. del Rosario	1/1
Prof. Edward K. Y. Chen, *GBS, CBE, JP*	1/1
Sir David W. C. Tang, *KBE*	1/1

Nomination Committee

The Nomination Committee, which comprises Mr. Anthoni Salim (who also acts as the chairman of it), Ambassador Albert F. del Rosario, Prof. Edward K.Y. Chen, Sir David Tang and Mr. Graham L. Pickles, has specific written terms of reference which deal clearly with its authority and duties. The terms of reference of the Nomination Committee have included the specific duties set out in paragraphs A.4.5 (a) to (d) of the CG Code, with appropriate modifications where necessary.

The committee performs the following duties:

- reviews the structure, size and composition (including the skills, knowledge and experience) of the Board of Directors on a regular basis and makes recommendations to the Board of Directors regarding any proposed changes;
- establishes recruitment, selection and nomination strategies to attract the right individuals to become Executive or Non-executive Directors; and
- makes recommendations to the Board of Directors on relevant matters relating to the appointment or re-appointment of Directors and succession of planning for Directors.

The selection of individuals to become Executive or Non-executive Directors are based on assessment of their professional qualifications and experience. During 2008, one meeting of the Nomination Committee was held and those Nomination Committee members who attended are set out below.

	Number of meetings attended
Anthoni Salim	1/1
Ambassador Albert F. del Rosario	1/1
Prof. Edward K. Y. Chen, *GBS, CBE, JP*	1/1
Graham L. Pickles	1/1
Sir David W. C. Tang, *KBE*	0/1

Independent Board Committee
Where there are matters involving connected or continuing connected transactions or other transactions, so far as required under the Listing Rules, an Independent Board Committee, comprising wholly the Independent Non-executive Directors, are established with specific written terms of reference which deal clearly with the Independent Board Committee's authority and duties and independent financial advisers will be appointed to provide advices to the Independent Board Committee. When appropriate, the Independent Board Committee will then advise shareholders on how to vote after considering advices (if any) from independent financial advisers.

Director's Service Contract
No Director has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Model Code for Securities Transactions
Having made specific enquiry, the Company can confirm that all of the Directors have complied with the Company's code of conduct regarding directors' securities transactions, prepared and adopted on terms no less exacting than the required standard set out in the Model Code.

Financial Reporting
In order to enable the Directors to present a balanced, clear and comprehensible assessment of the Company's performance, position and prospects to its shareholders, financial reports with adequate information and explanations are prepared by the Company's management to the Board of Directors on a timely and regular basis.

Directors' Responsibility for the Financial Statements
The Hong Kong Companies Ordinance requires the Directors to prepare Financial Statements for each financial year that give a true and fair view of the Company's state of affairs as at the end of the financial year and of its profit or loss for the year then ended. In preparing the Financial Statements, the Directors are required to:

- select suitable accounting policies and apply them on a consistent basis, making judgments and estimates that are prudent, fair and reasonable;
- state the reasons for any significant departure from the relevant accounting standards; and
- prepare the Financial Statements on a going concern basis, unless it is not appropriate to presume that the Company will continue in business for the foreseeable future.

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Directors' Training
During the course of the year, a seminar on Corporate Governance was organized by the Company and conducted by Professor C. K. Low of The Chinese University of Hong Kong. In addition, the Board was informed of updates of accounting and disclosure changes as and when necessary.

Voting by Poll
The Company's shareholders are adequately informed of the procedures for and their rights to demand voting by poll in shareholders' meetings at which their approvals are sought through disclosure in the Company's circulars.

At the 2008 AGM and SGM, the chairman demanded a poll on all resolutions. The procedures for demanding a poll by the shareholders were incorporated in the respective circulars sent to the shareholders in the time stipulated. Computershare Hong Kong Investor Services Limited, the Company's Hong Kong Branch Registrar, was engaged as scrutineer to ensure the votes were properly counted.

Remuneration Policy

Details of Directors' remuneration for the year are set out in Note 37(A) to the Financial Statements. The remuneration of senior executives, including Directors, consists of the following:

Salary and Benefits

Salary reflects an executive's experience, responsibility and market value. Increases are based on effective management of the Company and on increased responsibility. Benefits principally comprise housing allowance, educational support and health care, and are consistent with those provided by comparable companies.

Bonus and Long-term Incentives

Bonuses are based on the achievement of individual performance targets, and do not necessarily correlate with annual profit movements. Long-term incentives comprise monetary payments and/or share options that link reward to the achievement of pre-determined objectives. The value of the long-term incentive offered to each executive is related to job grade and contribution to the management of the business.

Fees

It is the Company's policy that it pays no fees to the Company's Executive Directors.

Pension Contributions

The Company operates defined contribution schemes, in respect of which contributions are determined on the basis of basic salaries and length of service.

Share Options

Share options are granted to certain Directors and senior executives as part of the long-term incentive arrangements. Details of the Company's share options granted to Directors and senior executives are set out in Note 37(D)(a) to the Financial Statements.

Communications with Shareholders

First Pacific encourages an active and open dialogue with all of its shareholders; private and institutional, large and small. The Board acknowledges that its role is to represent and promote the interests of the Company as a whole and that its members are accountable to shareholders for the performance and activities of the Company. As such First Pacific is always responsive to the views and requests of its shareholders.

The formal channels of communicating with shareholders are the annual and interim reports, press releases, published announcements, shareholders' circulars and the AGM. The annual and interim reports seek to communicate, both to shareholders and the wider investment community, developments in the Company's businesses. In addition, the annual report sets out strategic goals for the coming year and management's performance against predetermined objectives are reported and assessed. All of these initiatives are designed to better inform shareholders and potential investors about the Company's activities and strategic direction.

The AGM is the principal forum for formal dialogue with shareholders, where the Board is available to answer questions about specific resolutions being proposed at the meeting and also about the Group in general. In addition, where appropriate, the Company convenes an SGM to approve transactions in accordance with the Listing Rules and the Company's corporate governance procedures. These provide further opportunities for shareholders to comment and vote on specific transactions.

At the 2008 AGM, a separate resolution was proposed by the chairman in respect of each separate issue, including proposals relating to re-election of the retiring directors and the fixing of remuneration of the non-executive directors of the Company.

In order to promote effective communication, the Company also maintains a website (www.firstpacco.com) which includes past and present information relating to the Group and its businesses.

Connected and Continuing Connected Transactions

The following transactions required scrutiny by the independent shareholders during the year covered by the annual report.

- 30 June 2008: Revision of annual caps for the years 2008 and 2009 and setting of the 2010 annual caps in respect of Indofood's Noodles and Plantations Business Transactions and setting of the annual caps in respect of the Sugar Business Transactions for the years 2008 to 2010.

During the year, the Independent Non-executive Directors met with the Directors to consider the following connected transactions:–

- 3 April 2008: entering into new insurance business transactions with PT. Asuransi Central Asia and PT Central Asia Raya and the setting of annual caps for the years 2008 to 2010.
- 20 May and 10 June 2008: revision of annual caps for the years 2008 to 2009 and setting of the new annual caps for 2010 in respect of Indofood's Noodles, Plantations, Other Packaging, Distribution and Snack Foods businesses. Approval of connected transaction relating to the proposed subscription of new shares representing 60% of the enlarged share capital in the sugar company (PT Lajuperdana Indah).
- 6 August 2008: entering into construction contracts between Maynilad and DMCI Group which were awarded in accordance with Maynilad's open and public bidding process.
- 11 September 2008: provision of loan to Landco and grant of call options in relation to shares in Landco.
- 26 November 2008: entering into by PT Salim Ivomas Pratama of a Sale and Assignment Agreement with Lyminton Pte. Ltd and a Sale and Purchase Agreement with PT Mulia Abadi Lestari in relation to the Group's agribusiness expansion.

I. Details of those continuing connected transactions relating to the Indofood Group, which are required to be specified by Rule 14A.45 of the Listing Rules are set out below:

A. Transactions relating to the Noodles Business of the Indofood Group

Parties to the agreement/arrangement			Period covered by the agreement/arrangement		Transaction amount for the year ended 31 December 2008 (US$ millions)
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/ arrangement	From	To	
PT Indofood Sukses Makmur Tbk (ISM) – Food Ingredients Division (ISM – FID)	De United Food Industries Ltd. (DUFIL), an associate of Mr. Anthoni Salim	Sale and supply of ingredients and noodle seasonings from ISM – FID to DUFIL for the production of instant noodles	1 April 2005 31 March 2008	31 March 2008 31 December 2010	13.9
PT Ciptakemas Abadi (CKA)	DUFIL, an associate of Mr. Anthoni Salim	Sale and supply of packaging materials from CKA to DUFIL for the production of instant noodles	1 April 2005 3 October 2005 1 July 2008	31 March 2008 2 October 2008 31 December 2010	5.9
ISM	DUFIL, an associate of Mr. Anthoni Salim	Trademark licensing for the exclusive use by DUFIL of the "Indomie" trademark owned by ISM in the Nigerian market and provision of related technical services in connection with DUFIL's instant noodle manufacturing operations in Nigeria	30 November 2006	29 November 2010	3.1
ISM – FID	Pinehill Arabian Food Ltd. (Pinehill), an associate of Mr. Anthoni Salim	Sale and supply of noodle seasonings from ISM – FID to Pinehill	1 April 2005 1 April 2008	31 March 2008 31 December 2010	17.1
CKA	Pinehill, an associate of Mr. Anthoni Salim	Sale and supply of packaging materials from CKA to Pinehill for the production of instant noodles	1 April 2005 1 April 2008	31 March 2008 31 December 2010	7.3
ISM	Pinehill, an associate of Mr. Anthoni Salim	Trademark licensing for the exclusive use by Pinehill of the "Indomie" and "Supermi" trademarks owned by ISM in the Saudi Arabian and Middle East markets	1 January 2006	31 December 2010 (Automatic extension upon expiry)	1.0
PT Prima Intipangan Sejati (PIPS)	Pinehill, an associate of Mr. Anthoni Salim	Technical services agreement whereby PIPS provides technical assistance to Pinehill in connection with the latter's instant noodle manufacturing operations in Saudi Arabia and the Middle East	1 January 2006	31 December 2010 (Automatic extension upon expiry)	2.1

Parties to the agreement/arrangement					Transaction amount for the year ended 31 December 2008 (US$ millions)
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/ arrangement	Period covered by the agreement/arrangement From	To	
ISM – FID	Salim Wazaran Brinjikji Ltd. (SAWAB), an associate of Mr. Anthoni Salim	Sale and supply of noodle seasonings from ISM – FID to SAWAB	1 August 2007 1 July 2008	31 December 2009 31 December 2010	–
CKA	SAWAB, an associate of Mr. Anthoni Salim	Sale and supply of packaging materials from CKA to SAWAB for the production of instant noodles	1 August 2007 1 July 2008	31 December 2009 31 December 2010	0.7
ISM	SAWAB, an associate of Mr. Anthoni Salim	Trademark licensing for the non-exclusive use by SAWAB of the "Indomie" trademark owned by ISM in the Syrian Arab Republic market	20 June 2007 1 July 2008	31 December 2009 31 December 2010	0.5
ISM	SAWAB, an associate of Mr. Anthoni Salim	Technical services agreement whereby ISM provides technical assistance to SAWAB in connection with the latter's instant noodle manufacturing operations in the Syrian Arab Republic market	20 June 2007 1 July 2008	31 December 2009 31 December 2010	0.5
Aggregate transaction amount					**52.1**

B. Transactions relating to the Plantations Business of the Indofood Group

Parties to the agreement/arrangement					
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/ arrangement	Period covered by the agreement/arrangement From	To	Transaction amount for the year ended 31 December 2008 (US$ millions)
PT Salim Ivomas Pratama (SIMP)	PT Adithya Suramitra (ADS), an associate of Mr. Anthoni Salim	SIMP has entered into a 20-year lease contract with ADS for the use of land property which is the factory site of SIMP	1 June 1996	31 May 2016	0.1
SIMP and its subsidiaries	PT Sarana Tempa Perkasa (STP), an associate of Mr. Anthoni Salim	STP provides pumping services to SIMP and its subsidiaries to load crude palm oil (CPO) and its derivative products to the shipping vessels	2 January 2008 30 April 2008	31 December 2010 31 December 2010	0.4
PT Gunta Samba (GS)	PT Rimba Mutiara Kusuma (RMK), an associate of Mr. Anthoni Salim	GS purchases spare parts from RMK	2 January 2007 1 July 2008	31 December 2009 31 December 2010	-
GS	RMK, an associate of Mr. Anthoni Salim	GS leases heavy equipment from RMK	2 January 2007 1 July 2008	31 December 2009 31 December 2010	0.6
GS	RMK, an associate of Mr. Anthoni Salim	GS rents office space from RMK	2 January 2007 1 July 2008	31 December 2009 31 December 2010	0.1
PT Multi Pacific International (MPI)	RMK, an associate of Mr. Anthoni Salim	MPI leases heavy equipment from RMK	2 January 2007 1 July 2008	31 December 2009 31 December 2010	0.2
PT Sarana Inti Pratama (SAIN)	PT Mentari Subur Abadi (MSA), one of the plantation companies	SAIN sells seedlings to MSA to be used for its operations	20 April 2007 1 July 2008	31 December 2009 31 December 2010	0.1
SAIN	PT Swadaya Bhakti Negaramas (SBN), one of the plantation companies	SAIN sells seedlings to SBN to be used for its operations	20 April 2007 1 July 2008	31 December 2009 31 December 2010	0.2
SAIN	PT Agrosubur Permai (ASP), a 99.51% owned subsidiary of MSA	SAIN sells seedlings to ASP to be used for its operations	20 April 2007 1 July 2008	31 December 2009 31 December 2010	-
SAIN	GS, a 99.99% owned subsidiary of MCP	SAIN sells seedlings to GS to be used for its operations	20 April 2007 1 July 2008	31 December 2009 31 December 2010	-
SAIN	MPI, a 99.97% owned subsidiary of MCP	SAIN sells seedlings to MPI to be used for its operations	20 April 2007 1 July 2008	31 December 2009 31 December 2010	0.3

Parties to the agreement/arrangement: Name of entity of the group	Parties to the agreement/arrangement: Name of connected party and relationship between the parties	Nature of agreement/ arrangement	Period covered by the agreement/arrangement: From	Period covered by the agreement/arrangement: To	Transaction amount for the year ended 31 December 2008 (US$ millions)
SAIN	MSA, one of the plantation companies	SAIN provides research services to MSA in connection with its operations	20 April 2007 1 July 2008	31 December 2009 31 December 2010	0.1
SAIN	SBN, one of the plantation companies	SAIN provides research services to SBN in connection with its operations	20 April 2007 1 July 2008	31 December 2009 31 December 2010	0.0
SAIN	ASP, a 99.51% owned subsidiary of MSA	SAIN provides research services to ASP in connection with its operations.	20 April 2007 1 July 2008	31 December 2009 31 December 2010	0.0
SIMP	MSA and ASP	SIMP will extend financial assistance to MSA and ASP (maximum 60% portion from total Shareholder Loan and corporate guarantee)	24 April 2007 1 July 2008	23 April 2010 31 December 2010	13.8
SIMP	SBN, one of the plantation companies	SIMP will extend financial assistance to SBN (maximum 60% portion from total Shareholder Loan and corporate guarantee)	31 October 2008 1 July 2008	31 October 2009 31 December 2010	1.4
SIMP	PT Mega Cipta Perdana (MCP), MPI and GS	SIMP will extend financial assistance to MCP/MPI/GS (maximum 60% portion from total Shareholder loan and corporate guarantee)	25 April 2007 1 July 2008	24 April 2010 31 December 2010	21.1
GS	MPI, a 99.97% owned subsidiary of MCP	GS will sell agronomy material to MPI	1 July 2008	31 December 2010	-
MPI	GS, a 99.99% owned subsidiary of MCP	MPI will sell agronomy material to GS	1 July 2008	31 December 2010	-
GS	RMK, an associate of Mr. Anthoni Salim	GS will buy heavy equipment from RMK	1 July 2008	31 December 2010	-
GS	RMK, an associate of Mr. Anthoni Salim	GS will buy building material from RMK	1 July 2008	31 December 2010	-
MPI	RMK, an associate of Mr. Anthoni Salim	MPI will buy building material from RMK	1 July 2008	31 December 2010	-
MPI	RMK, an associate of Mr. Anthoni Salim	MPI will buy spare parts from RMK	1 July 2008	31 December 2010	-
LSIP	MSA, an associate of Mr. Anthoni Salim	LSIP will sell seedlings to MSA, which will be used for its operations	1 July 2008	31 December 2010	-
LSIP	SBN, an associate of Mr. Anthoni Salim	LSIP will sell seedlings to SBN, which will be used for its operations	1 July 2008	31 December 2010	-
LSIP	ASP, a 99.51% owned subsidiary of MSA	LSIP will sell seedlings to ASP, which will be used for its operations	1 July 2008	31 December 2010	-

Parties to the agreement/arrangement: Name of entity of the group	Parties to the agreement/arrangement: Name of connected party and relationship between the parties	Nature of agreement/ arrangement	Period covered by the agreement/arrangement: From	Period covered by the agreement/arrangement: To	Transaction amount for the year ended 31 December 2008 (US$ millions)
LSIP	GS, a 99.99% owned subsidiary of MCP	LSIP will sell seedlings to GS, which will be used for its operations	1 July 2008	31 December 2010	-
LSIP	MPI, a 99.97% owned subsidiary of MCP	LSIP will sell seedlings to MPI, which will be used for its operations	1 July 2008	31 December 2010	-
SIMP	PT Lajuperdana Indah (LPI)	SIMP will extend financial assistance to LPI (maximum 60% portion from total Shareholder loan and corporate guarantee)	1 August 2008	31 December 2010	7.8
LPI	IKU, an associate of Mr. Anthoni Salim	IKU provide consulting services to LPI on specific aspect of project development	1 July 2008	31 December 2010	0.0
Aggregate transaction amount					**46.2**

C. Transactions relating to the Other Packaging Business of the Indofood Group

Parties to the agreement/arrangement: Name of entity of the group	Parties to the agreement/arrangement: Name of connected party and relationship between the parties	Nature of agreement/ arrangement	Period covered by the agreement/arrangement: From	Period covered by the agreement/arrangement: To	Transaction amount for the year ended 31 December 2008 (US$ millions)
PT Surya Rengo Containers (SRC)	PT Pepsi Cola Indobeverages (PCI), an associate of Mr. Anthoni Salim	SRC sells carton box to PCI for product packaging	1 January 2008 23 May 2008	31 December 2008 31 December 2010 (Automatic extension upon expiry)	1.8
CKA	PCI, an associate of Mr. Anthoni Salim	CKA sells lid cups to PCI for product packaging	1 January 2008 23 May 2008	31 December 2008 31 December 2010 (Automatic extension upon expiry)	0.0
Aggregate transaction amount					**1.8**

D. Transactions relating to the Distribution Business of the Indofood Group

Parties to the agreement/arrangement					
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/ arrangement	Period covered by the agreement/arrangement From	To	Transaction amount for the year ended 31 December 2008 (US$ millions)
PT Indomarco Adi Prima (IAP)	PT Lion Superindo (LS), an associate of Mr. Anthoni Salim	IAP distributes various consumer products to LS	1 April 2007 2 April 2008 23 May 2008	1 April 2008 1 April 2009 31 December 2010 (Automatic extension for three years upon expiry)	8.6
IAP	PT Buana Distrindo (BD), an associate of Mr. Anthoni Salim	As a sub-distributor of BD, IAP purchases Pepsi products in can and PET packaging for sale to trade outlets in Indonesia	1 January 2008 23 May 2008	31 December 2008 31 December 2010 (Automatic extension for three years upon expiry)	13.4
PT Putri Daya Usahatama (PDU)	LS, an associate of Mr. Anthoni Salim	PDU distributes various consumer products to LS	19 April 2007 26 May 2008	31 December 2009 31 December 2010 (Automatic extension for three years upon expiry)	0.7
PT Tristara Makmur (TSM)	BD, an associate of Mr. Anthoni Salim	As a sub-distributor of BD, TSM purchases Pepsi products for sale to its trade outlets in Indonesia	19 April 2008 26 May 2008	31 December 2008 31 December 2010 (Automatic extension for three years upon expiry)	0.4
Aggregate transaction amount					**23.1**

E. Transactions relating to the Snack Food Business of the Indofood Group

Parties to the agreement/arrangement: Name of entity of the group	Parties to the agreement/arrangement: Name of connected party and relationship between the parties	Nature of agreement/ arrangement	Period covered by the agreement/arrangement: From	Period covered by the agreement/arrangement: To	Transaction amount for the year ended 31 December 2008 (US$ millions)
ISM – FID	SAWAB, an associate of Mr. Anthoni Salim	ISM-FID supplies ingredients and seasoning to SAWAB, which are used for the snack food products	-	-	-
CKA	SAWAB, an associate of Mr. Anthoni Salim	CKA supplies packaging material to SAWAB, which are used for the manufacture of snack food products	23 May 2008	31 December 2010	0.2
ISM	SAWAB, an associate of Mr. Anthoni Salim	ISM provides technical assistance services to SAWAB in connection with its snack food manufacturing operations	-	-	-
Aggregate transaction amount					**0.2**

F. Transactions relating to the Insurance Policies of the Indofood Group

Parties to the agreement/arrangement: Name of entity of the group	Parties to the agreement/arrangement: Name of connected party and relationship between the parties	Nature of agreement/ arrangement	Period covered by the agreement/arrangement: From	Period covered by the agreement/arrangement: To	Transaction amount for the year ended 31 December 2008 (US$ millions)
ISM and its subsidiaries	PT Asuransi Central Asia (ACA), an associate of Mr. Anthoni Salim	ISM and its subsidiaries takes out insurance policies with ACA	31 December 2007 (property all risks)	31 December 2008	2.7
			14 March 2008 (property all risks)	31 December 2010	
			1 July 2007 (vehicle insurance)	1 July 2008	
			14 March 2008 (vehicle insurance)	31 December 2010	
			14 January 2008 (marine cargo)	31 December 2010	
ISM and its subsidiaries	PT Central Asia Raya (CAR), an associate of Mr. Anthoni Salim	ISM and its subsidiaries takes out insurance policies with CAR and CAR provides services for medical claim for ISM and its subsidiaries	8 April 2008	31 December 2010	0.0
ISM and its subsidiaries	PT Indosurance Broker Utama (IBU), an associate of Mr. Anthoni Salim	ISM and its subsidiaries takes out insurance policies with IBU, acting as insurance broker	9 June 2008	31 December 2010	0.1
Aggregate transaction amount					**2.8**

II. Details of those continuing connected transactions entered into between Maynilad Water Services Inc. (Maynilad) and DMCI Holdings Inc. (DMCI), which are required to be specified by Rule 14A.45 of the Listing Rules are set out below:

Parties to the agreement/arrangement					
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/ arrangement	Period covered by the agreement/arrangement From	To	Transaction amount for the year ended 31 December 2008 (US$ millions)
Maynilad	D.M. Consunji, Inc. (DMCIC), a subsidiary of DMCI, which is a 45% shareholder of DMCI-MPIC Water Co. Inc. (DMWC), the holding company of Maynilad	Construction contract for completion of the 2,000mmØ Dedicated Line to Pasay Pumping Station – Package 2 Along P. Ocampo St. (formerly Vito Cruz) from Leveriza St. Roxas Blvd. & Along Roxas Blvd. from P. Ocampo St. to San Juan St.	1 April 2008	14 February 2009	8.0
Maynilad	DMCIC, a subsidiary of DMCI	Construction contract in respect of building two additional stand-by units for North Pump Station, involving supply of labour, equipment and materials	1 July 2008	28 February 2009	2.6
Maynilad	DMCIC, a subsidiary of DMCI	Construction contract in respect of the proposed upgrading of Noveleta Booster Pump Station & Reservoir, Noveleta, Cavite in the Philippines	15 August 2008	11 May 2009	2.2
Maynilad	DMCIC, a subsidiary of DMCI	Proposed pipe replacement of 900mm dia SP at Cavite City in the Philippines	15 December 2008	14 April 2009	1.7
Maynilad	DMCIC, a subsidiary of DMCI	Construction contract for insertion/replacement of valve, involving supply of labour, equipment and materials	3 March 2008	15 September 2008	0.4
Maynilad	DMCIC, a subsidiary of DMCI	Construction contract for insertion/replacement of valve, involving supply of labour, equipment and materials	3 March 2008	15 November 2008	0.4
Maynilad	DMCIC, a subsidiary of DMCI	Construction contract for insertion/replacement of valve, involving supply of labour, equipment and materials	18 February 2008	15 November 2008	0.6
Maynilad	DMCIC, a subsidiary of DMCI	Construction contract in respect of the proposed surge protection and upgrading of North A Pump Station in the Philippines	15 August 2008	11 January 2009	0.4
Maynilad	DMCIC, a subsidiary of DMCI	Construction contract in respect of the proposed replacement of valves in various locations in the Philippines	5 November 2008	9 March 2009	0.5

Parties to the agreement/arrangement: Name of entity of the group	Parties to the agreement/arrangement: Name of connected party and relationship between the parties	Nature of agreement/ arrangement	Period covered by the agreement/arrangement: From	Period covered by the agreement/arrangement: To	Transaction amount for the year ended 31 December 2008 (US$ millions)
Maynilad	DMCIC, a subsidiary of DMCI	Proposed valve insertion/replacement at two locations in the Philippines	15 December 2008	14 April 2009	0.2
Maynilad	DMCIC, a subsidiary of DMCI	Construction contract in respect of pipelaying & rehabilitation/Reactivation of D. Tuazon Reservoir & Pumping Station, involving supply of labour, equipment and materials	23 July 2007	15 August 2008	2.2
Maynilad	DMCIC, a subsidiary of DMCI	Construction contract for completion of the 600mmØ Primary Mainline along Magdiwang St. (from Putol/San Juan St. to Noveleta Reservoir), involving supply of labour, equipment and materials	1 February 2008	19 August 2008	2.7
Aggregate transaction amount					**21.9**

Each of the above continuing connected transactions relating to Indofood group and Maynilad respectively has been subject to annual review by the Independent Non-executive Directors of the Company pursuant to Rule 14A.37 of the Listing Rules and confirmation of the auditors of the Company pursuant to Rule 14A.38 of the Listing Rules.

In respect of the financial year ended 31 December 2008, the Independent Non-executive Directors of the Company have concluded that each continuing connected transaction has been entered into:

- in the ordinary and usual course of business of the Company;
- either on normal commercial terms or, in those instances where there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to Indofood group and Maynilad than terms available to or from (as appropriate) independent third parties;
- in accordance with the relevant agreement governing them, or the relevant written memorandum recording their terms, subject to an exception set out below, as referred to in the letter from Ernst & Young referred to below; and
- on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Ernst & Young has provided a letter to the Board (with a copy to HKSE) confirming that, subject to an exception which has been drawn to the attention of the Board, the continuing connected transactions have been carried out in the manner stated in Rule 14A.38 of the Listing Rules. The exception contained in Ernst & Young's letter related to a connected party's late settlement of invoices.

Risk Management and Internal Control

The Board is responsible for maintaining an adequate system of internal controls in the Group and reviewing its effectiveness through the Audit Committee.

In addition, during the year ended 31 December 2008, the Audit Committee reviewed and advised that:

- The internal controls and accounting systems of the Group function effectively and are designed to provide reasonable assurance that material assets are protected, business risks attributable to the Group are identified and monitored, material transactions are executed in accordance with management's authorization and the financial statements are reliable for publication and compliant with all relevant laws and regulations.
- There are processes in place for identifying, evaluating and managing the material business risks faced by the Group. Such processes are incorporated in all the Group's businesses.
- There are initiatives to improve certain processes to further strengthen internal controls and enhance risk management within the Group.

Statutory Reports, Financial Statements and Notes to the Financial Statements

Contents

Report of the Directors

The Directors present their report and the audited financial statements of First Pacific Company Limited (the Company) and its subsidiary companies (together the Group) (the Financial Statements) for the year ended 31 December 2008.

Principal Business Activities and Geographical Market Analysis of Operations

First Pacific Company Limited is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to telecommunications, infrastructure, consumer food products and natural resources. During the year, the Group decided to focus on its above principal businesses and to dispose of its controlling interest in the property business of Landco. Apart from this, there were no significant changes in the nature of the Group's principal business activities during the year.

An analysis of the Group's turnover and segmental information for the year, by principal business activity and principal geographical market, is set out in Note 4 to the Financial Statements, and a summary of its principal investments is set out on page 160.

Incorporation

The Company was incorporated on 25 May 1988 in Bermuda with limited liability.

Share Capital and Share Options

Details of movements in the Company's share capital, share options issued by the Group during the year, together with their reasons, are set out in Notes 30 and 37(D) to the Financial Statements.

Reserves

Details of movements in the reserves of the Group and the Company during the year are set out in the Financial Statements on pages 87 to 89.

Purchase, Sale or Redemption of Listed Securities of the Company

During the year, the Company repurchased certain of its shares on the SEHK and these shares were subsequently cancelled by the Company. Further details of these transactions are set out in Note 30(B) to the Financial Statements.

Except as disclosed above, neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the year.

Results and Appropriations

The consolidated profit of the Group for the year ended 31 December 2008 and the state of affairs of the Company and the Group at that date are set out in the Financial Statements on pages 84 to 155.

An interim dividend of U.S. 0.38 cent (2007: U.S. 0.26 cent) per ordinary share, totaling US$12.3 million (2007: US$8.2 million), was paid on 10 October 2008. The Directors recommend the payment of a final dividend of U.S. 0.77 cent (2007: U.S. 0.64 cent) per ordinary share, totaling US$24.7 million (2007: US$20.6 million). No payment of special dividend (2007: U.S. 0.38 cent, totaling US$12.3 million) was recommended by the Directors.

Charitable Contributions

The Group made charitable contributions totaling US$12.5 million in 2008 (2007: US$8.0 million).

Property, Plant and Equipment

Details of movements in the Group's property, plant and equipment during the year are provided in Note 12 to the Financial Statements.

Borrowings

Details of the borrowings of the Group are provided in Note 27 to the Financial Statements.

Distributable Reserves

At 31 December 2008, the Company's reserves available for distribution, calculated in accordance with the provisions of the Companies Act 1981 of Bermuda (as amended) amounted to US$517.8 million (2007: US$521.9 million). The Company's share premium account, in the amount of US$974.1 million (2007: US$971.7 million), may be distributed in the form of fully paid bonus shares.

Pre-emptive Rights

There are no provision for pre-emptive rights under the Company's bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Directors

The names of the Directors of the Company who held office at 31 December 2008 are set out on pages 10 to 13. Details of the remuneration policy and other details are provided in the Corporate Governance Report on page 66 and Note 37(A) to the Financial Statements, respectively.

Interests of Directors in the Company and its Associated Corporations

At 31 December 2008, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to Section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and SEHK were as follows:

(A) Long Positions in Shares in the Company

Name	Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Anthoni Salim	1,422,455,963(C)(i)	44.27	–
Manuel V. Pangilinan	6,472,759(P)	0.20	62,000,000
Edward A. Tortorici	35,372,131(P)	1.10	21,760,000
Robert C. Nicholson	–	–	29,500,000
Ambassador Albert F. del Rosario	600,000(P)	0.02	6,000,000
Benny S. Santoso	–	–	6,000,000
Graham L. Pickles	–	–	3,160,000
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	–	–	4,500,000
Sir David W.C. Tang, *KBE*	–	–	3,160,000

(C) = Corporate interest, (P) = Personal interest

(i) Anthoni Salim owns 100% of First Pacific Investments (BVI) Limited which, in turn, is interested in 632,226,599 ordinary shares in the Company. Of this, 33.334% is held by Anthoni Salim directly, and 66.666% by Salerni International Limited (a company which Anthoni Salim directly holds 100% of the issued share capital). Anthoni Salim also owns 56.8% of First Pacific Investments Limited which, in turn, is interested in 790,229,364 shares in the Company. Of this, 10.0% is held by Anthoni Salim directly, and 46.8% by Salerni International Limited. The remaining 43.2% interest in First Pacific Investments Limited is owned as to 30.0% by Sutanto Djuhar, 10.0% by Tedy Djuhar and 3.2% by a company controlled by Ibrahim Risjad, all of whom are Non-executive Directors of the Company.

(B) Long Positions in Shares in Associated Corporations

- Manuel V. Pangilinan owned 1,342,404 common shares(P) (0.02%)* in MPIC, 206,033 common shares(P) (0.11%)* in PLDT and 360 preferred shares(P) (less than 0.01%)* in PLDT as beneficial owner and a further 15,417 common shares (0.01%)* in PLDT as nominee, as well as 20,000 common shares(P) (less than 0.01%)* in Philex.

- Edward A. Tortorici owned 69,596 common shares(C) and 660,000 common shares(P) (collectively 0.01%)* in MPIC and 104,874 common shares(P) (0.06%)* in PLDT.

- Robert C. Nicholson owned 1,000 common shares(P) (less than 0.01%)* in Philex.

- Sutanto Djuhar owned 15,520,335 shares(C) (0.18%)* in Indofood.

- Tedy Djuhar owned 15,520,335 shares(C) (0.18%)* in Indofood.

- Ibrahim Risjad owned 6,406,180 shares(C) (0.08%)* in Indofood.

- Anthoni Salim owned 632,370 shares(C) (0.01%)* in Indofood and a direct interest of 2,007,788 shares (0.14%)* in Indofood Agri Resources Ltd (IndoAgri) through his controlled corporations other than First Pacific and an indirect interest of 998,200,000 IndoAgri shares (69.38%)* through First Pacific group companies.

- Ambassador Albert F. del Rosario owned 140,005 common shares(P) (0.07%)* in PLDT, 1,560 preferred shares(P) (less than 0.01%)* in PLDT, 32,231,970 preferred shares (54.9%)* in Prime Media Holdings, Inc. (PMH) as nominee, 4 common shares(P) (less than 0.01%)* in PMH as beneficial owner, 4,922 common shares(P) (2.46%)* in Costa de Madera Corporation, 15,000 common shares(P) (5.00%)* in Metro Pacific Land Holdings Inc., and 80,000 common shares(P) (20.00%)* in Metro Strategic Infrastructure Holdings, Inc.

- Napoleon L. Nazareno owned 6,648 common shares(P) (less than 0.01%)* in MPIC, 13,927 common shares(P) (less than 0.01%)* in PLDT and 495 preferred shares(P) (less than 0.01%)* in PLDT.

(P) = Personal interest, (C) = Corporate interest

* Approximate percentage of the issued capital of the respective class of shares in the respective associated corporation as at 31 December 2008.

At 31 December 2008, other than as disclosed, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and SEHK.

Interests of Substantial Shareholders in the Company

The register of interests in shares and short positions of substantial shareholders maintained under Section 336 of the SFO shows that at 31 December 2008, the Company had been notified that the following persons were interested in 5% or more of the Company's issued share capital:

(a) Salerni International Limited (Salerni), which was incorporated in the British Virgin Islands, was interested in 1,422,455,963 ordinary shares of the Company (long position) at 31 December 2008, representing approximately 44.27% of the Company's issued share capital, by way of its 46.80% interest in First Pacific Investments Limited (FPIL-Liberia) and its 66.666% interest in First Pacific Investments (BVI) Limited (FPIL-BVI).

(b) FPIL-Liberia, which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at 31 December 2008, representing approximately 24.59% of the Company's issued share capital at that date. FPIL-Liberia is owned by the Chairman (Anthoni Salim) and three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), in the proportion specified in note (i) of the table on page 79. Anthoni Salim is taken to be interested in the shares owned by FPIL-Liberia.

(c) FPIL-BVI, which was incorporated in the British Virgin Islands, beneficially owned 632,226,599 ordinary shares at 31 December 2008, representing approximately 19.68% of the Company's issued share capital at that date. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(d) Marathon Asset Management Limited (Marathon), a U.K. incorporated company, notified the Company that it held 208,871,173 ordinary shares of the Company in August 2008, representing approximately 6.48% of the Company's issued share capital at that time. At 31 December 2008, the Company has not received any other notification from Marathon of any change to such holding.

(e) Lazard Asset Management LLC (Lazard), a U.S.A. incorporated company, notified the Company that it held 160,971,000 ordinary shares of the Company in November 2008, representing approximately 5.01% of the Company's issued share capital at that time. At 31 December 2008, the Company has not received any other notification from Lazard of any change to such holding.

Other than as disclosed above, the Directors and chief executive of the Company are not aware of any person at 31 December 2008 who had an interest or short position in the shares or underlying shares and debentures of the Company which would be required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was interested, directly or indirectly, in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of the Company.

Contracts of Significance

Except for the connected and continuing connected transactions set out in the Corporate Governance Report on pages 67 to 76, there were no contracts of significance in relation to the Company's business to which the Company or its subsidiary companies were parties, and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

None of the Directors had any direct or indirect interest in any assets which have been acquired, disposed of by, or leased to, or are proposed to be acquired or disposed of by, or leased to the Company or any of its subsidiary companies at the end of the year or at any time during the year.

Directors' Rights to Acquire Shares or Debentures

Apart from as disclosed under the heading "Interests of Directors in the Company and its Associated Corporations" above and "Share Options" in Note 37(D) to the Financial Statements, at no time during the year was the Company or any of its subsidiary companies a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the Directors of the Company or their spouses or minor children had any right to subscribe for securities of the Company, or had exercised any such right during the year.

Summary Financial Information

A summary of the published results, assets, liabilities and minority interest, and various information and financial ratios of the Company and the Group for the last ten financial years, as extracted from the audited Financial Statements and restated/reclassified as appropriate, is set out on page 159. This summary does not form part of the audited Financial Statements.

Major Customers and Suppliers

In 2008, sales to the Group's five largest customers accounted for less than 30% of the total sales for the year, whereas purchases from the Group's five largest suppliers accounted for 52% of the total purchases for the year of which purchases from the largest supplier included therein accounted for 47% of the total purchases.

Connected and Continuing Connected Transactions

Connected and continuing connected transactions required to be disclosed in accordance with Chapter 14A of the Listing Rules, are disclosed in the Corporate Governance Report on pages 67 to 76.

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the Directors, at least 25% of the Company's total issued share capital was held by the public at both 31 December 2008 and the date of this report.

Directors' and Officers' Liability Insurance

During the year, the Company has maintained appropriate Directors' and officers' liability insurance for all Directors and officers of the Company and its related companies, save in those instances where individual companies have maintained their own coverage.

Employment Policy

The Company has a policy of non-discrimination in respect of the age, religion, gender, race, disability or marital status of employees and prospective employees. This ensures that individuals are treated equally, given their skills and abilities, in terms of career development and opportunities for advancement.

Auditors

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming AGM.

On behalf of the Board of Directors

Nancy L.M. Li
Company Secretary

Hong Kong
25 March 2009

ERNST & YOUNG

Independent Auditors' Report

TO THE SHAREHOLDERS OF FIRST PACIFIC COMPANY LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the Financial Statements of First Pacific Company Limited set out on pages 84 to 155, which comprise the consolidated and company balance sheets as at 31 December 2008, and the consolidated profit and loss statement, the consolidated and company statements of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility for the Financial Statements

The Directors of the Company are responsible for the preparation and the true and fair presentation of these Financial Statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the Financial Statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these Financial Statements based on our audit. Our report is made solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the Financial Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Financial Statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the Financial Statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the Financial Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the Financial Statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Financial Statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2008 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

ERNST & YOUNG
Certified Public Accountants

18th Floor, Two International Finance Centre
8 Finance Street, Central, Hong Kong

25 March 2009

Financial Statements

Consolidated Profit and Loss Statement

For the year ended 31 December US$ millions	Notes	2008	2007 (Restated)[i]
Turnover	4	**4,105.3**	3,040.8
Cost of sales		**(3,103.4)**	(2,320.7)
Gross Profit		**1,001.9**	720.1
Gain on dilutions and divestments		**28.7**	356.1
Distribution costs		**(273.9)**	(254.2)
Administrative expenses		**(256.8)**	(170.7)
Other operating (expenses)/income, net		**(144.9)**	0.6
Net borrowing costs	5	**(150.5)**	(137.1)
Share of profits less losses of associated companies and joint ventures		**192.9**	239.7
Profit Before Taxation	6	**397.4**	754.5
Taxation	7	**(61.4)**	(94.0)
Profit for the Year from Continuing Operations		**336.0**	660.5
Profit for the year from a discontinued operation	8	**0.6**	5.1
Profit for the Year		**336.6**	665.6
Attributable to:			
Equity holders of the parent	9	**200.8**	504.8
Minority interest		**135.8**	160.8
		336.6	665.6
Ordinary Share Dividends	10		
Interim – U.S. 0.38 cent (2007: U.S. 0.26 cent) per share		**12.3**	8.2
Proposed special – Nil (2007: U.S. 0.38 cent) per share		**–**	12.3
Proposed final – U.S. 0.77 cent (2007: U.S. 0.64 cent) per share		**24.7**	20.6
Total		**37.0**	41.1
Earnings Per Share Attributable to Equity Holders of the Parent (U.S. cents)	11		
Basic			
– For profit from continuing operations		**6.23**	15.67
– For profit from a discontinued operation		**–**	0.05
– For profit for the year		**6.23**	15.72
Diluted			
– For profit from continuing operations		**5.93**	15.24
– For profit from a discontinued operation		**–**	0.05
– For profit for the year		**5.93**	15.29

(i) Refer to Note 2(B)

The Notes on pages 92 to 155 form an integral part of the Financial Statements.

Consolidated Balance Sheet

At 31 December US$ millions	Notes	2008	2007 (Restated)(i)
Non-current Assets			
Property, plant and equipment	12	**808.4**	784.1
Plantations	13	**744.5**	881.5
Associated companies and joint ventures	15	**1,202.3**	1,304.7
Goodwill	16	**675.6**	347.2
Other intangible assets	17	**1,538.5**	–
Accounts receivable, other receivables and prepayments	18	**3.0**	37.0
Prepaid land premiums	19	**153.2**	151.4
Available-for-sale assets	20	**1.7**	6.0
Deferred tax assets	21	**38.7**	45.0
Financial assets at fair value through profit or loss	22	**–**	79.8
Other non-current assets	23	**217.1**	110.0
		5,383.0	3,746.7
Current Assets			
Cash and cash equivalents	24	**625.9**	600.8
Pledged deposits	34(C)	**12.0**	–
Available-for-sale assets	20	**56.9**	24.1
Accounts receivable, other receivables and prepayments	18	**435.5**	355.5
Inventories	25	**557.4**	494.0
		1,687.7	1,474.4
Assets of a disposal group classified as held for sale	8	**128.3**	–
		1,816.0	1,474.4
Current Liabilities			
Accounts payable, other payables and accruals	26	**667.4**	485.6
Short-term borrowings	27	**1,207.0**	1,000.1
Provision for taxation	28	**55.8**	52.9
Current portion of deferred liabilities and provisions	29	**39.4**	17.4
		1,969.6	1,556.0
Liabilities directly associated with the assets classified as held for sale	8	**106.1**	–
		2,075.7	1,556.0
Net Current Liabilities		**(259.7)**	(81.6)
Total Assets Less Current Liabilities		**5,123.3**	3,665.1
Equity			
Issued share capital	30	**32.1**	32.2
Other reserves	31	**902.0**	1,048.6
Retained earnings		**196.0**	50.5
Equity attributable to equity holders of the parent		**1,130.1**	1,131.3
Minority interest	32	**1,245.1**	991.7
Total Equity		**2,375.2**	2,123.0
Non-current Liabilities			
Long-term borrowings	27	**1,951.7**	1,044.5
Deferred liabilities and provisions	29	**432.4**	180.5
Deferred tax liabilities	21	**364.0**	310.8
Derivative liability	33	**–**	6.3
		2,748.1	1,542.1
		5,123.3	3,665.1

(i) Refer to Note 2(B)

The Notes on pages 92 to 155 form an integral part of the Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

EDWARD A. TORTORICI
Executive Director

25 March 2009

Company Balance Sheet

At 31 December US$ millions	Notes	2008	2007
Non-current Assets			
Subsidiary companies	14	**996.2**	906.2
Loans to a joint venture		**–**	104.3
		996.2	1,010.5
Current Assets			
Cash and cash equivalents	24	**45.9**	106.3
Amounts due from subsidiary companies	14(A)	**1,889.5**	1,781.8
Other receivables and prepayments		**0.1**	0.2
		1,935.5	1,888.3
Current Liabilities			
Amounts due to subsidiary companies	14(B)	**832.6**	814.5
Other payables and accruals		**0.6**	0.6
		833.2	815.1
Net Current Assets		**1,102.3**	1,073.2
Total Assets Less Current Liabilities		**2,098.5**	2,083.7
Equity			
Issued share capital	30	**32.1**	32.2
Other reserves		**1,182.2**	1,162.5
Retained earnings		**344.0**	348.1
Equity attributable to equity holders of the parent		**1,558.3**	1,542.8
Non-current Liabilities			
Loans from subsidiary companies	14(C)	**540.2**	540.9
		2,098.5	2,083.7

The Notes on pages 92 to 155 form an integral part of the Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

EDWARD A. TORTORICI
Executive Director

25 March 2009

Consolidated Statement of Changes in Equity

		Equity attributable to equity holders of the parent										
US$ millions	Notes	Issued share capital	Share premium	Share options issued	Unrealized gains/ (losses) on available-for-sale assets	Unrealized (losses)/ gains on cash flow hedges	Exchange reserve	Capital and other reserves	(Accumulated losses)/ retained earnings	Total	Minority interest	Total equity
Balance at 1 January 2007		32.0	964.2	11.3	51.9	(6.6)	(42.7)	(2.6)	(424.8)	582.7	450.1	1,032.8
Changes in equity for 2007:												
Exchange differences on translating foreign operations		-	-	-	-	-	84.2	-	-	84.2	(29.5)	54.7
Unrealized gains on available-for-sale assets		-	-	-	3.9	-	-	-	-	3.9	2.2	6.1
Realized gains on available-for-sale assets		-	-	-	(45.5)	-	-	-	-	(45.5)	(3.3)	(48.8)
Unrealized gains on cash flow hedges		-	-	-	-	13.4	-	-	-	13.4	-	13.4
Net income and expense recognized directly in equity		-	-	-	(41.6)	13.4	84.2	-	-	56.0	(30.6)	25.4
Profit for the year		-	-	-	-	-	-	-	504.8	504.8	160.8	665.6
Total recognized income and expense for the year		-	-	-	(41.6)	13.4	84.2	-	504.8	560.8	130.2	691.0
Divestment and dilution of interest in an associated company		-	-	-	-	0.5	3.3	-	-	3.8	-	3.8
Dilution of interest in subsidiary companies		-	-	-	-	-	(0.8)	0.3	-	(0.5)	-	(0.5)
Acquisition of subsidiary companies	34(A)	-	-	-	-	-	-	-	-	-	203.5	203.5
Change in attributable interests		-	-	-	-	-	-	-	-	-	222.9	222.9
Dividends paid to minority shareholders		-	-	-	-	-	-	-	-	-	(15.0)	(15.0)
Issue of shares upon the exercise of share options	30(A)	0.2	7.5	(2.4)	-	-	-	-	-	5.3	-	5.3
Repurchase and cancellation of shares	30(B)	-	-	-	-	-	-	-	(3.0)	(3.0)	-	(3.0)
Equity-settled share option arrangements		-	-	8.7	-	-	-	-	-	8.7	-	8.7
2006 special dividend		-	-	-	-	-	-	-	(3.9)	(3.9)	-	(3.9)
2006 final dividend		-	-	-	-	-	-	-	(14.4)	(14.4)	-	(14.4)
2007 interim dividend	10	-	-	-	-	-	-	-	(8.2)	(8.2)	-	(8.2)
Balance at 31 December 2007 (Restated)[(i)]		32.2	971.7	17.6	10.3	7.3	44.0	(2.3)	50.5	1,131.3	991.7	2,123.0

Consolidated Statement of Changes in Equity (cont'd)

US$ millions	Notes	Issued share capital	Share premium	Share options issued	Unrealized gains/ (losses) on available-for-sale assets	Unrealized (losses)/ gains on cash flow hedges	Exchange reserve	Capital and other reserves	(Accumulated losses)/ retained earnings	Total	Minority interest	**Total equity**
		Equity attributable to equity holders of the parent										
Balance at 31 December 2007												
As previously reported		32.2	971.7	17.6	10.3	7.3	44.2	(2.3)	56.1	1,137.1	992.6	**2,129.7**
Prior year adjustments	2(B)	-	-	-	-	-	(0.2)	-	(5.6)	(5.8)	(0.9)	**(6.7)**
As restated[i]		32.2	971.7	17.6	10.3	7.3	44.0	(2.3)	50.5	1,131.3	991.7	**2,123.0**
Changes in equity for 2008:												
Exchange differences on translating foreign operations		-	-	-	-	-	(159.9)	-	-	(159.9)	(177.2)	**(337.1)**
Unrealized gains on available-for-sale assets		-	-	-	1.6	-	-	-	-	1.6	1.3	**2.9**
Realized gains on available-for-sale assets		-	-	-	(0.1)	-	-	-	-	(0.1)	-	**(0.1)**
Unrealized losses on cash flow hedges		-	-	-	-	(5.9)	-	-	-	(5.9)	-	**(5.9)**
Net income and expense recognized directly in equity		-	-	-	1.5	(5.9)	(159.9)	-	-	(164.3)	(175.9)	**(340.2)**
Profit for the year		-	-	-	-	-	-	-	200.8	200.8	135.8	**336.6**
Total recognized income and expense for the year		-	-	-	1.5	(5.9)	(159.9)	-	200.8	36.5	(40.1)	**(3.6)**
Divestment and dilution of interest in an associated company		-	-	-	-	-	(0.3)	-	-	(0.3)	-	**(0.3)**
Dilution of interest in subsidiary companies		-	-	-	-	-	0.2	-	-	0.2	-	**0.2**
Acquisition of subsidiary companies	34(A)	-	-	-	-	0.5	-	(2.4)	-	(1.9)	295.1	**293.2**
Change in attributable interests		-	-	-	-	-	-	-	-	-	25.7	**25.7**
Reserve of a disposal group classified as assets held for sale		-	-	-	(0.1)	-	-	0.1	-	-	-	**-**
Dividends paid to minority shareholders		-	-	-	-	-	-	-	-	-	(27.3)	**(27.3)**
Issue of shares upon the exercise of share options	30(A)	0.1	2.4	(0.9)	-	-	-	-	-	1.6	-	**1.6**
Repurchase and cancellation of shares	30(B)	(0.2)	-	-	-	-	-	0.2	(10.1)	(10.1)	-	**(10.1)**
Equity-settled share option arrangements		-	-	18.0	-	-	-	-	-	18.0	-	**18.0**
2007 special dividend	10	-	-	-	-	-	-	-	(12.3)	(12.3)	-	**(12.3)**
2007 final dividend	10	-	-	-	-	-	-	-	(20.6)	(20.6)	-	**(20.6)**
2008 interim dividend	10	-	-	-	-	-	-	-	(12.3)	(12.3)	-	**(12.3)**
Balance at 31 December 2008		**32.1**	**974.1**	**34.7**	**11.7**	**1.9**	**(116.0)**	**(4.4)**	**196.0**	**1,130.1**	**1,245.1**	**2,375.2**

(i) Refer to Note 2(B)

The Notes on pages 92 to 155 form an integral part of the Financial Statements.

Company Statement of Changes in Equity

US$ millions	Notes	Issued share capital	Share premium	Share options issued	Capital redemption reserve	Contributed surplus	Retained earnings	Total
Balance at 1 January 2007		32.0	964.2	10.7	–	173.8	265.6	1,446.3
Profit for the year		–	–	–	–	–	112.0	112.0
Issue of shares upon the exercise of share options	30(A)	0.2	7.5	(2.4)	–	–	–	5.3
Repurchase and cancellation of shares	30(B)	–	–	–	–	–	(3.0)	(3.0)
Equity-settled share option arrangements	36(A)	–	–	8.7	–	–	–	8.7
2006 special dividend		–	–	–	–	–	(3.9)	(3.9)
2006 final dividend		–	–	–	–	–	(14.4)	(14.4)
2007 interim dividend	10	–	–	–	–	–	(8.2)	(8.2)
Balance at 31 December 2007		32.2	971.7	17.0	–	173.8	348.1	**1,542.8**
Profit for the year		–	–	–	–	–	51.2	**51.2**
Issue of shares upon the exercise of share options	30(A)	0.1	2.4	(0.9)	–	–	–	**1.6**
Repurchase and cancellation of shares	30(B)	(0.2)	–	–	0.2	–	(10.1)	**(10.1)**
Equity-settled share option arrangements	36(A)	–	–	18.0	–	–	–	**18.0**
2007 special dividend	10	–	–	–	–	–	(12.3)	**(12.3)**
2007 final dividend	10	–	–	–	–	–	(20.6)	**(20.6)**
2008 interim dividend	10	–	–	–	–	–	(12.3)	**(12.3)**
Balance at 31 December 2008		**32.1**	**974.1**	**34.1**	**0.2**	**173.8**	**344.0**	**1,558.3**

The Notes on pages 92 to 155 form an integral part of the Financial Statements.

Consolidated Cash Flow Statement

For the year ended 31 December US$ millions	Notes	2008	2007 (Restated)[i]
Profit Before Taxation			
From continuing operations		**397.4**	754.5
From a discontinued operation		**1.3**	6.8
Adjustments for:			
Interest expenses	5	**185.3**	167.8
Loss/(gain) on changes in fair value of plantations	6	**97.7**	(22.0)
Foreign exchange and derivative losses/(gains), net	6	**83.2**	(20.0)
Depreciation	6	**79.2**	64.5
Impairment losses recognized		**43.9**	38.7
Decrease/(increase) in accounts receivable, other receivables and prepayments (Non-current)		**37.5**	(2.3)
Amortization of other intangible assets	17	**27.3**	–
Equity-settled share option expense	36(A)	**18.0**	8.7
Recognition of prepaid land premiums	6	**7.1**	2.8
Share of profits less losses of associated companies and joint ventures		**(192.9)**	(239.7)
Increase in other non-current assets		**(35.7)**	(10.4)
Interest income	5	**(34.8)**	(30.7)
Gain on dilution of interest in subsidiary companies	6	**(18.9)**	(149.6)
Gain on divestment and dilution of interest in an associated company	6	**(9.8)**	(206.5)
Realized gain on sale of available-for-sale assets	6	**(0.6)**	(25.0)
Gain on sale of property, plant and equipment	6	**(0.6)**	(0.2)
Dividend income from available-for-sale assets	6	**(0.5)**	–
Dividend income from financial assets at fair value through profit or loss	6	**–**	(2.9)
Others		**(7.5)**	26.2
		676.6	360.7
Increase in accounts payable, other payables and accruals		**69.1**	137.1
Increase in inventories		**(160.3)**	(116.1)
Increase in accounts receivable, other receivables and prepayments (Current)		**(151.6)**	(84.4)
Net cash generated from operations[ii]		**433.8**	297.3
Interest received		**40.7**	30.3
Interest paid		**(196.9)**	(113.6)
Tax paid	28	**(112.4)**	(83.3)
Net Cash Inflow from Operating Activities		**165.2**	130.7

(i) Refer to Note 2(B)
(ii) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.

Consolidated Cash Flow Statement (cont'd)

For the year ended 31 December US$ millions	Notes	2008	2007 (Restated)[(i)]
Dividend received from associated companies	15(B)	**211.9**	155.0
Proceeds from sale of property, plant and equipment		**20.8**	7.8
Acquisition of subsidiary companies	34(A)	**(611.8)**	(517.6)
Purchase of property, plant and equipment		**(163.4)**	(69.5)
Investments in associated companies	34(B)	**(140.5)**	–
Investments in plantations		**(76.7)**	(36.8)
Investments in intangible assets		**(67.8)**	–
Acquisition of available-for-sale assets		**(38.9)**	–
Loans and advances to a joint venture, net		**(19.0)**	(96.0)
Deposits for increased investments in subsidiary companies		**(12.9)**	–
Proceeds from divestment principally of financial assets at fair value through profit or loss		**–**	49.1
Proceeds from disposal of available-for-sale assets		**–**	31.2
Dividend received from financial assets at fair value through profit or loss		**–**	2.9
Increased investment in associated companies		**–**	(514.8)
Increased investment in a subsidiary company		**–**	(25.6)
Net Cash Outflow from Investing Activities		**(898.3)**	(1,014.3)
Proceeds from new borrowings		**1,871.1**	1,793.8
Proceeds from sale of shares by a subsidiary company		**62.1**	–
Proceeds from the issue of shares upon the exercise of share options		**1.6**	5.3
Borrowings repaid		**(1,050.9)**	(824.1)
Dividends paid to shareholders		**(45.2)**	(26.5)
Dividends paid to minority interest by subsidiary companies		**(27.3)**	(15.0)
Repurchase of shares		**(10.1)**	(3.0)
Repurchase of subsidiary companies' shares		**(7.7)**	–
Shares issued to minority interest by subsidiary companies		**–**	264.0
Decrease in pledged deposits and restricted cash		**–**	31.3
Payments in respect of financing arrangements		**–**	(6.0)
Net Cash Inflow from Financing Activities		**793.6**	1,219.8
Net Increase in Cash and Cash Equivalents		**60.5**	336.2
Cash and cash equivalents at 1 January		**600.8**	267.4
Exchange translation		**(35.4)**	(2.8)
Cash and Cash Equivalents at 31 December		**625.9**	600.8

(i) Refer to Note 2(B)

The Notes on pages 92 to 155 form an integral part of the Financial Statements.

Notes to the Financial Statements

1. Corporate Information

First Pacific Company Limited is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to telecommunications, consumer food products, infrastructure and natural resources.

The Group comprises the Company and its subsidiary companies.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company's ordinary shares are listed on the SEHK. Its shares are also available in the United States through ADRs.

2. Basis of Preparation, Summary of Principal Accounting Policies and Changes

(A) Basis of Preparation

The Financial Statements have been prepared in accordance with HKFRSs (which include all HKFRSs, HKASs and Interpretations) issued by the HKICPA, Hong Kong GAAP and the disclosure requirements of the Hong Kong Companies Ordinance and the Listing Rules. The Financial Statements have been prepared under the historical cost convention except for plantations, financial assets at fair value through profit or loss, available-for-sale assets and derivative financial instruments which, as disclosed in the accounting policies below, are stated at fair value. These Financial Statements are presented in United States (U.S.) dollars and rounded to the nearest million (US$ millions) with one decimal place except when otherwise indicated.

(B) Impact of New and Revised HKFRSs and Changes in Accounting Policies

Certain changes to Hong Kong GAAP have been implemented during 2008 as a consequence of the following new and revised HKFRSs issued by the HKICPA:

HKAS 39 and HKFRS 7 Amendments	"Reclassification of Financial Assets"(i)
HK(IFRIC)-Int 11	"HKFRS 2 – Group and Treasury Share Transactions"(ii)
HK(IFRIC)-Int 12	"Service Concession Arrangements"(iii)
HK(IFRIC)-Int 14	"HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"(iii)

(i) Effective from 1 July 2008
(ii) Effective for annual periods commencing on or after 1 March 2007
(iii) Effective for annual periods commencing on or after 1 January 2008

The adoption of HKAS 39 and HKFRS 7 Amendments, HK(IFRIC)-Int 11 and HK(IFRIC)-Int 14 has had no effect on both the profit attributable to equity holders of the parent for the years ended 31 December 2008 and 31 December 2007 and equity attributable to equity holders of the parent at 31 December 2008 and 31 December 2007. The impact of adopting HK(IFRIC)-Int 12 is summarized as follows.

HK(IFRIC)-Int 12 covers contractual arrangements arising from private entities providing public services. The Group's adoption of HK(IFRIC)-Int 12 affects its accounting for the results of operations and financial position of its joint venture (which become a subsidiary company of the Group since July 2008), Maynilad. Maynilad holds an exclusive concession, granted by Metropolitan Waterworks and Sewerage System (MWSS) on behalf of the Philippine government, to provide water and sewerage services and charge users for the services provided in the area of West Metro Manila. Under HK(IFRIC)-Int 12, Maynilad (i) recognized the value of concession assets as intangible assets (subject to amortization) and the present value of concession fees payable (subject to accretion of interest expenses) during the entire concession period retrospectively, (ii) reclassified certain of its property, plant and equipment (representing the water infrastructure) which will be vested to MWSS at the end of the concession period as its concession assets and amortized on a straight-line basis over the concession period (which results in changes in depreciation and amortization expenses), (iii) recognized contract revenue, costs and margins for its services of constructing and upgrading the infrastructure used to provide its services, and (iv) retranslated the foreign currency denominated portion of the concession fees payable and loans based on the closing exchange rate at each balance sheet date and capitalized the foreign exchange differences as deferred credits or charges given the existence of a recovery mechanism for these foreign exchange differences in accordance with the concession agreement entered into between MWSS and Maynilad.

Upon DMWC's acquisition of Maynilad in January 2007, the Group has already accounted for Maynilad's concession assets at fair value and recognize the present value of concession fees payable the remaining concession life. Therefore, the financial impact of the Group's adoption of HK(IFRIC)-Int 12 is limited to (i) a reclassification of certain property, plant and equipment to concession assets and their amortization over the remaining concession life, (ii) a recognition of construction revenue, costs and margins, and (iii) a recognition of foreign exchange differences arising from the retranslation of foreign currency denominated portion of concession fees payable and loans as deferred credits or charges.

The effect of the above changes is summarized below:

(a) Effect on the consolidated balance sheet at 31 December 2008 and 2007

Effect of new accounting policies At 31 December US$ millions	**2008**	2007
Assets		
Decrease in property, plant and equipment	**(382.5)**	–
Increase in other intangible assets	**388.2**	–
Decrease in associated companies and joint ventures	**–**	(6.7)
	5.7	(6.7)
Liabilities/Equity		
Decrease in deferred liabilities and provisions	**(9.7)**	–
Increase in deferred tax liabilities	**3.6**	–
Increase/(decrease) in retained earnings	**5.0**	(5.6)
Decrease in exchange reserve	**(0.3)**	(0.2)
Increase/(decrease) in minority interest	**7.1**	(0.9)
	5.7	(6.7)

(b) Effect on the consolidated profit and loss statement for the years ended 31 December 2008 and 2007

Effect of new accounting policies For the year ended 31 December US$ millions	**2008**	2007
Decrease in cost of sales	**0.5**	–
Decrease in other operating expenses, net	**18.7**	–
Increase/(decrease) in share of profits less losses of associated companies and joint ventures	**6.0**	(6.1)
Increase in taxation	**(6.0)**	–
Increase/(decrease) in profit for the year	**19.2**	(6.1)
Attributable to:		
Equity holders of the parent	**10.6**	(5.6)
Minority interest	**8.6**	(0.5)
Increase/(decrease) in profit for the year	**19.2**	(6.1)
Increase/(decrease) in earnings per share attributable to equity holders of the parent (U.S cents)		
Basic	**0.33**	(0.17)
Diluted	**0.33**	(0.17)

(C) Impact of Issued but not yet Effective HKFRSs

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these Financial Statements.

HKAS 1 (Revised)	"Presentation of Financial Statements"
HKAS 23 (Revised)	"Borrowing Costs"
HKAS 27 (Revised)	"Consolidated and Separate Financial Statements"
HKAS 32 and HKAS 1 Amendments	"Puttable Financial Instruments and Obligations Arising on Liquidation"
HKAS 39 Amendments	"Eligible Hedged Items"
HKFRS 1 and HKAS 27 Amendments	"Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate"
HKFRS 1 (Revised)	"First-time Adoption of Hong Kong Financial Reporting Standards"
HKFRS 2 Amendments	"Share-based Payment – Vesting Conditions and Cancellations"
HKFRS 3 (Revised)	"Business Combinations"
HKFRS 7 Amendments	"Financial Instruments: Disclosures"
HKFRS 8	"Operating Segments"
HK(IFRIC)-Int 13	"Customer Loyalty Programmes"
HK(IFRIC)-Int 15	"Agreements for the Construction of Real Estate"
HK(IFRIC)-Int 16	"Hedges of a Net Investment in a Foreign Operation"
HK(IFRIC)-Int 17	"Distribution of Non-cash Assets to Owners"
HK(IFRIC)-Int 18	"Transfer of Assets from Customers"
Annual Improvements to HKFRSs	"Improvements to HKFRS"

HKAS 1 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The main change relates to the separation of owner and non-owner changes in the statement of changes in equity. Owners represent the holders of financial instruments classified as equity. The revised standard requires the statement of changes in equity to include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the revised standard introduces the statement of comprehensive income which presents all items of income and expense recognized in profit or loss together with all other items of recognized income and expense.

HKAS 23 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The main change is the removal of the option of immediately recognizing as an expense for borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalize borrowing costs as part of the cost of such assets.

HKAS 27 (Revised) shall be applied for annual periods beginning on or after 1 July 2009. The revised standard replaces the term "minority interest" with "non-controlling interest" and requires changes in a parent's ownership interest in a subsidiary company that do not result in a loss of control to be accounted for as equity transactions.

HKAS 32 and HKAS 1 Amendments shall be applied for annual periods beginning on or after 1 January 2009. The amendments require entitles to classify (a) puttable financial instruments and (b) instruments, or components of instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity, if they have particular features and fulfill certain specific criteria.

HKAS 39 Amendments address the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. They clarify that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as hedged item.

HKFRS 1 and HKAS 27 Amendments should be applied for annual periods beginning on or after 1 January 2009. The HKAS 27 Amendments require all dividends from subsidiaries, associates or jointly controlled entities to be recognized in the income statement in the separate financial statements. The amendments are applied prospectively only. The HKFRS 1 Amendments allow a first-time adopter of HKFRSs to measure its investment in subsidiaries, associates or jointly controlled entities using a deemed cost of either fair value or the carrying amount under the previous accounting practice in the separate financial statements.

HKFRS 1 (Revised) shall be applied for annual periods beginning on or after 1 July 2009. The revised version has an improved structure but does not contain any technical changes.

HKFRS 2 Amendments shall be applied for annual periods beginning on or after 1 January 2009. The amendments clarify that vesting conditions are service conditions and performance conditions only and that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

HKFRS 3 (Revised) shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on 1 July 2009. The revised standard requires (a) for partial acquisitions, non-controlling interests shall be measured either as their proportionate interest in the net identifiable assets or at fair value; (b) for step acquisitions, goodwill shall be measured as the difference at the acquisition date between the fair value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired; (c) the recognition of acquisition-related costs as expenses, rather than included in goodwill and (d) the recognition of contingent consideration measured at fair value at the acquisition date.

HKFRS 7 Amendments shall be applied for annual periods beginning on or after 1 January 2009. The amendments require fair value measurements to be disclosed by the source of inputs, using the three-level hierarchy of (a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1); (b) inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly (as prices) or indirectly (derived from prices) (Level 2) and (c) inputs for the assets or liabilities that are not based on observable market data (unobservable inputs) (Level 3).

HKFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The standard adopts a management approach to reporting segment information. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. HKFRS 8 will replace HKAS 14 "Segment Reporting".

HK(IFRIC)-Int 13 shall be applied for annual periods beginning on or after 1 July 2008. This interpretation requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transaction. The consideration received in the sales transaction is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished.

HK(IFRIC)-Int 15 shall be applied for annual periods beginning on or after 1 January 2009. This interpretation standardizes accounting practice across jurisdictions for the recognition of revenue by real estate developers for sales of units, including the sale of properties before their constructions are complete. In addition, the interpretation provides guidance on how to determine whether an agreement for the construction of real estate is within the scope of HKAS 11 "Construction Contracts" or HKAS 18 "Revenue" and, accordingly, when revenue from the construction should be recognized.

HK(IFRIC)-Int 16 shall be applied for annual periods beginning on or after 1 October 2008. This interpretation clarifies the issues of (a) whether risk arises from (i) the foreign currency exposure to the functional currencies of the foreign operation and the parent entity, or from (ii) the foreign currency of the foreign operation and the presentation currency of the parent entity's consolidated financial statements; (b) which entity within the group can hold a hedging instrument in a hedge of a net investment in a foreign operation and (c) how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item when the entity disposes of the investment.

HK(IFRIC)-Int 17 shall be applied for annual periods beginning on or after 1 July 2009. This interpretation provides guidance to the entities which distributes assets other than cash (i.e., non-cash assets to its owners acting in their capacity as owners) The interpretation requires entities to (a) recognize the dividend payable when the dividend is appropriately authorized and is no longer at the discretion of the entity; (b) measure the dividend payable at the fair value of the assets to be distributed and (c) recognize the difference between the carrying amount of the assets distributed and the carrying amount of the dividend payable in the profit and loss when the entities settle the dividend payable.

HK(IFRIC)-Int 18 shall be applied for the transfer of assets from customers received on or after 1 July 2009. This interpretation requires that when an entity receives from a customer a transfer of an item of property, plant and equipment, it should recognize the asset only if it acquires a control of that asset, instead of by reference to the receipt of a right of ownership.

Improvements to HKFRSs sets out certain amendments to HKFRSs made in response to International Accounting Standards Board's annual improvement projects, which include certain changes that may result in accounting changes for presentation, recognition or measurement purposes. The key amendments are summarized as follows.

HKAS 1 "Presentation of Financial Statements" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with HKAS 39 are examples of current assets and liabilities, respectively.

HKAS 16 "Property, Plant and Equipment" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment requires entities which routinely sell items of property, plant and equipment that it has held for rental to others to (a) recognize the proceeds from the sale of such assets as revenue in accordance with HKAS 18 and (b) transfer the carrying amount of the asset to inventories when the asset ceases to be rental and becomes held for sale.

HKAS 19 "Employee Benefits" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment clarifies that (a) a plan amendment that changes benefits attributable to past service gives rise to a negative past service cost if it results in a reduction in the present value of the defined benefit obligation; (b) plan administration costs are deducted in the calculation of return on plan assets only to the extent that such costs have been excluded from measurement of the defined benefit obligation; and (c) the distinction between short-term and long-term employee benefits should be based on whether benefits are due to be settled within or after 12 months of employee service being rendered.

HKAS 23 "Borrowing Costs" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment clarifies that interest expense should be calculated using the effective interest method defined in HKAS 39.

HKAS 27 "Consolidated and Separate Financial Statements" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment clarifies that where an investment in a subsidiary that is accounted for under HKAS 39, is classified as held for sale under HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations", HKAS 39 will continue to be applied.

HKAS 28 "Investment in Associates" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment requires an investment in associate to be treated as a single asset for the purpose of impairment testing and any impairment loss not to be allocated to any specific assets, including goodwill that forms part of the carrying amount of the investment in the associate. Accordingly, any reversal of that impairment loss is recognized in accordance with HKAS 36 to the extent that the recoverable amount of the investment subsequently increases. In addition, the amendment clarifies that where an investment in associate is accounted for in accordance with HKAS 39, only certain rather than all disclosure requirements in HKAS 28 need to be made in addition to disclosures required by HKAS 32 "Financial Instruments: Presentation" and HKFRS 7 "Financial Instruments: Disclosures".

HKAS 31 "Interests in Joint Ventures" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment clarifies that where an investment in joint venture is accounted for in accordance with HKAS 39, only certain rather than all disclosure requirements in HKAS 31 need to be made in addition to disclosures required by HKAS 32 and HKFRS 7.

HKAS 36 "Impairment of Assets" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment requires disclosure equivalent to those for value-in-use calculation to be made when using discounted cash flow projections in determining fair value less costs to sell in assessing recoverable amounts.

HKAS 38 "Intangible Assets" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment (a) clarifies that an entity should recognize expenditure on goods and services received when it receives those goods or services in relation to advertising and promotional activities; and (b) removes the statement which is perceived as preventing an entity from using a method that results in a lower rate of amortization than the straight-line method.

HKAS 39 "Financial Instruments: Recognition and Measurement" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment (a) clarifies that it is possible for there to be movements into and out of the fair value through profit or loss category where a derivative commences or ceases to qualify as a hedging instrument in cash flow or net investment hedge; (b) removes the requirement for hedge accounting to be applied at segment level and (c) requires a revised effective interest rate to be used when remeasuring the carrying amount of a debt instrument on cessation of fair value hedge accounting.

HKAS 40 "Investment Property" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment requires (a) property that is under construction or development for future use as investment property to be accounted for as investment property in accordance with HKAS 40 and (b) investment property under construction to be measured at cost until its fair value becomes reliably determinable or construction is complete (whichever is earlier).

HKAS 41 "Agriculture" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment requires (a) the use of market-based discount rate in measuring the fair value of a biological asset based on its present value of expected net cash flows and (b) requires the inclusion of the net cash flows that market participants would expect the asset to generate in its most relevant market in calculating fair value.

HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" Amendment shall be applied for annual periods beginning on or after 1 July 2009. The amendment requires an entity that is committed to a sale plan involving loss of control of a subsidiary to classify all assets and liabilities of that subsidiary as held for sale when the criteria set out in HKFRS 5 are met.

The Group has not early adopted the above new and revised HKFRSs for the year ended 31 December 2008. The Company has already commenced an assessment of the impact of these new and revised HKFRSs but is not yet in a position to state whether these new and revised HKFRSs would have a significant impact on its results of operations and financial position and presentation of consolidated financial statements.

(D) Summary of Principal Accounting Policies

(a) Basis of consolidation

The Financial Statements include the financial statements of the Company and its subsidiary companies for the year ended 31 December 2008. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

A subsidiary company is an entity controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities.

The results of subsidiary companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the effective date of acquisition, being the date on which the Group obtains control, or up to the effective date of disposal, as appropriate. The gain or loss on disposal of a subsidiary company represents the difference between the net proceeds from sale and the Group's share of its net assets, including the attributable carrying amount of goodwill.

The acquisition of subsidiary companies during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity investments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interest represents the interests of minority shareholders not held by the Group in the results and net assets of the Company's subsidiary companies. An acquisition of a minority interest is accounted for using the parent entity extension method whereby the difference between the consideration and the existing carrying amount of the share of the net assets acquired is recognized as goodwill.

For business combinations involving entities or businesses under common control (a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory), they are accounted for applying the principles of merger accounting which is consistent with Accounting Guideline 5 "Merger Accounting for Common Control Combinations" issued by the HKICPA. The method requires the combined entity recognizing the assets, liabilities and equity of the combining entities or businesses at the carrying amounts (i.e., existing book values from the controlling parties' perspective) in the consolidated financial statements of the controlling party or parties prior to the common control combination. There is no recognition of any goodwill or excess of the acquirer's interest in the net fair value of the acquiree's identified assets, liabilities and contingent liabilities over the cost at the time of the common control combination to the extent of the controlling party's or parties' interests.

In the Company's balance sheet, investments in subsidiary companies are stated at cost less any provision for impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

(b) Cash and cash equivalents

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, less bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

(c) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the first-in, first-out method, the weighted average method or the moving average method, and in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. The cost of goods purchased for resale includes costs incurred in bringing the goods to their present location. Net realizable value is determined on the basis of current anticipated selling prices less estimates of costs to completion and selling expenses.

(d) Property, plant and equipment

Freehold land is stated at cost and is not depreciated. Other property, plant and equipment is stated at cost less accumulated depreciation and any impairment losses, calculated on the straight-line basis at annual rates estimated to write off their book values to residual values over their expected useful lives. Details of depreciation rates are set out in Note 12(A).

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use. Cost also includes asset retirement obligation, interest on borrowed funds used during the construction period and qualified borrowing costs from foreign exchange losses related to foreign currency denominated liabilities used to acquire such assets. Major costs incurred in restoring property, plant and equipment to their normal working condition are charged to the profit and loss statement. Improvements are capitalized and depreciated over their expected useful lives to the Group. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the profit and loss statement.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed periodically to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

(e) Plantations

Plantations, which primarily comprise oil palm and rubber plantations, are stated at fair value less estimated point-of-sale costs. Gains or losses arising on initial recognition of plantations at fair value less estimated point-of-sale costs and from the change in fair value less estimated point-of-sale costs of plantations at each reporting date are included in the profit and loss statement for the period in which they arise.

The fair value of the oil palm plantations is estimated by reference to independent professional valuations using the discounted cash flows of the underlying plantations. The expected cash flows from the whole life cycle of the oil palm plantations is determined using the market price of the estimated yield of the fresh fruit bunches (FFB), net of maintenance and harvesting costs, and any costs required to bring the oil palm plantations to maturity. The estimated yield of the oil palm plantations is dependent on the age of the oil palm trees, the location, soil type and infrastructure. The market price of the FFB is largely dependent on the prevailing market price of the crude palm oil (CPO) and palm kernel oil (PKO).

Oil palm trees have an average life that ranges from 20 to 25 years, with the first three to four years as immature and the remaining as mature.

Rubber tress have an average life that ranges from 20 to 25 years, with the first five to six years as immature and the remaining years as mature. Rubber plantations are considered mature when at least 70% of the trees per block are tapable and, the circumference of the trunk of the tree is 45 centimeters or more at the height of 160 centimeters from the ground.

(f) Associated companies

An associated company is an entity, not being a subsidiary company or a joint venture, in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over whose management the Group is in a position to exercise significant influence, including participation in the financial and operating policy decisions.

Investments in associated companies are accounted for by the equity method of accounting, less any impairment losses. The Group's investments in associated companies include goodwill (net of any accumulated impairment losses) identified on acquisition. The Group's share of its associated companies' post-acquisition profits and losses is recognized in the consolidated profit and loss statement, and its share of post-acquisition movements in reserves is recognized in consolidated reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Income from associated companies is stated in the consolidated profit and loss statement as the Group's share of profits less losses of associated companies. For the share of associated companies' post acquisition movements in reserves recognized in the Group's consolidated reserves, the Group will disclose them, when applicable in the consolidated statement of changes in equity.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(g) Joint ventures

The Group recognized its interest in joint ventures using the equity method of accounting. Under the equity method of accounting, such interest is stated at cost plus post-acquisition changes in the Group's share in the net assets of the joint ventures, less any impairment losses. The profit and loss statement reflects the Group's share of the results of operation of the joint ventures from the date of incorporation of the joint ventures.

(h) Intangible assets (other than goodwill)

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired from business combinations is initially recognized at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed to be either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date. The Group's concession assets represent the fair value of concessions of right granted by governments to charge users of public services provided. The concession assets are amortized using the straight-line method over the term of the concessions. The Group's brands represent the brands for its various milk-related products. The brands are amortized using the straight- line method over their estimated useful lives.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

(i) Asset retirement obligations

The net present value of legal obligations associated with the retirement of an item of property, plant and equipment that resulted from the acquisition, construction or development and the normal operation of property, plant and equipment is recognized in the period in which it is incurred.

(j) Income tax

Income tax comprises current and deferred taxes. Income tax is recognized in the profit and loss statement, or in equity if it relates to items that are recognized directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax liabilities are provided, using the liability method, on all taxable temporary differences (with limited exceptions) arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax assets and unused tax losses (with limited exceptions). The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

(k) Provisions and contingent liabilities

A provision is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. When the effect of discounting is material, the amount recognized for a provision is the present value, at the balance sheet date, of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount, arising from the passage of time, is included in net borrowing costs in the profit and loss statement.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow is remote.

(l) Impairment of assets

An assessment is made at each balance sheet date as to whether there is any indication of impairment of assets including property, plant and equipment, certain investments, goodwill and other long-lived assets, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's fair value less costs to sell and value in use.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, then the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognized impairment loss of all assets other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of the asset. However, this is limited and will not give rise to an amount higher than the carrying amount that would have been determined (net of any depreciation/ amortization), had no impairment loss been recognized for the asset in prior years.

A reversal of such an impairment loss is credited to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

(m) Accounting for acquisition and disposal

(I) Results

The results of subsidiary or associated companies acquired or disposed of are accounted for from or to the effective date of acquisition or disposal.

(II) Fair value adjustments

On the acquisition of a subsidiary company or an interest in an associated company, the acquisition cost is allocated to the fair values of the identifiable assets, liabilities and contingent liabilities acquired.

(III) Goodwill

Goodwill represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets, liabilities and contingent liabilities acquired as at the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired and its amount will be written down for impairment when it is considered necessary. A previously recognized impairment loss for goodwill is not reversed.

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of the acquisition, after reassessment, is recognized immediately in the consolidated profit and loss statement.

In the case of associated companies and joint ventures, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

(n) Foreign currencies

(I) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The Financial Statements are presented in the currency of United States dollars, which is the Company's functional and presentation currency.

(II) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit and loss statement (except for those which will be refunded or billed to customers through billings as approved by governments under service concession arrangements). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(III) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each profit and loss statement are translated at average exchange rates; and

(iii) all resulting exchange differences are recognized as a separate component of equity. On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognized in the profit and loss statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

(IV) Cash flow statement

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiary companies are translated into United States dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries and jointly-controlled entities which arise throughout the year are translated into United States dollars at average exchange rates of the year.

(o) Turnover and revenue recognition

Turnover represents the amounts received and receivable from the sale of goods and the rendering of services to third parties, falling within the ordinary activities of the Group's businesses. Turnover from sales is recognized when the ownership of goods sold has been transferred to the buyer. Turnover from services is recognized when it can be measured reliably by reference to stages of completion for the rendering of the said services.

Construction revenue is recognized by reference to the stages of completion. Dividend income is recognized when the Group's right to receive payment has been established. Interest income is recognized as it accrues taking into account the principal amount outstanding and the effective interest rate.

(p) Segmental information

A segment is a distinguishable component of the Group that is engaged either in providing certain products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. They are determined before intragroup balances and intragroup transactions are eliminated as part of the consolidation process.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year. The Head Office and other items mainly comprise the Head Office's assets, borrowings and overheads.

(q) Leases

Leases, where substantially all of the risks and rewards of ownership of assets remain with the lessor, are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are recorded in the profit and loss statement on the straight-line basis over the lease terms.

Prepaid land premiums for land lease payments under operating leases are initially stated at cost and subsequently recognized as expenses on the straight-line basis over the lease terms.

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalized at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Finance lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. A finance lease gives rise to a depreciation expense for the asset as well as a borrowing cost for each period. Finance charges are charged directly to current operations. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

(r) Employee benefits

(I) Pension obligations

The Group operates defined contribution and defined benefit retirement schemes.

Contributions to defined contribution schemes by the Group and employees are calculated as a percentage of the employees' basic salaries. The Group's contributions to defined contribution schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to the contributions vesting fully.

Contributions to defined benefit schemes are determined based on the value of the retirement scheme assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations, and are determined on the basis of actuarial valuations using the projected unit credit method. The costs of defined benefit schemes are charged against profit on a systematic basis so as to be spread over the expected remaining service lives of the employees affected. Actuarial gains and losses are recognized immediately in the profit and loss statement as and when they occur.

(II) Long service payments

Certain of the Group's employees are eligible for long service payments in the event of the termination of their employment. A provision is recognized in respect of the probable future long service payments expected to be made. The provision is the best estimate of the probable future payments that have been earned by the employees from their service to the Group at the balance sheet date.

(III) Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the share options at the date at which they are granted. Fair value is determined using an option pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the relevant shares (market conditions).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, based on the best available estimate.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, an expense, as a minimum, is recognized as if the terms had not been modified. An expense is recognized for any increase in the value of the transactions as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

(IV) *Cash-settled transactions*
The Group's associated companies grant share appreciation rights (SARs) to eligible key executives and advisors, and recognize the services received and the liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. The liability is measured, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. Until settled, any changes in fair value at each reporting date will be recognized in the profit and loss statement.

(V) *Paid leave carried forward*
The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilized by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

(s) Borrowing costs

Borrowing costs are interest and other costs incurred in connection with the borrowing of funds. Other costs include exchange differences on foreign currency borrowings. Exchange differences arising from foreign currency borrowings are included in borrowing costs to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are expensed in the profit and loss statement in the year in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale.

(t) Financial assets and financial liabilities

The Group recognizes a financial asset or a financial liability in the consolidated balance sheet when the Group becomes a party to the contractual provisions of the instrument and derecognizes a financial asset when the Group no longer controls the contractual rights to the cash flows that comprise the financial instrument which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument have already expired or are passed through to an independent third party. A financial liability (or a part of a financial liability) is derecognized when the obligation is extinguished. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, are done using the trading date accounting, which means, the accounting based on the date that the Group commits to purchase or sell the asset.

Financial assets in the scope of HKAS 39 "Financial Instruments: Recognition and Measurement" are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when the Group has the positive intention and ability to hold to maturity. Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other three categories.

A financial asset or financial liability can be designated as a financial asset or financial liability at fair value through profit or loss only upon its initial recognition. The Group may use this designation only in the case of a contract containing one or more embedded derivatives (as described below) or when doing so results in more relevant information, because either

(i) it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or

(ii) a group of financial assets, financial liabilities or both are managed and their performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group's key management personnel.

For a contract containing one or more embedded derivatives, the Group may designate the entire hybrid (combined) contract as a financial asset or financial liability at fair value through profit or loss unless:

(i) the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or

(ii) it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited, such as a prepayment option embedded in a loan that permits that holder to prepay the loan for approximately its amortized cost.

Financial assets or financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit or loss. Fair value is determined by reference to the transaction price or other market prices. If such market prices are not reliably determinable, the fair value of the consideration is estimated as the sum of all future cash payments or receipts, discounted using the prevailing market rates of interest for similar instruments with similar maturities.

After initial recognition, the following financial assets and liabilities are measured at amortized cost using the effective interest rate method: (i) loans and receivables; (ii) held-to-maturity investments; and (iii) financial liabilities other than liabilities measured at fair values through profit or loss, whereas available-for-sale assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the profit and loss statement. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Amortized cost for held-to-maturity investments is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount.

Investments in unquoted equity securities and derivatives linked thereon are measured at cost.

Amortization of discounts and premiums is taken directly to the consolidated profit and loss statement. Changes in the fair value of financial assets and liabilities measured at fair value of (i) all derivatives (except for those eligible for hedge accounting); (ii) other items intended to be actively traded; and (iii) any item designated as "at fair value through profit or loss" at origination, are taken directly to the profit and loss statement. Changes in the fair value of available-for-sale financial assets are recognized in equity, except for the foreign exchange fluctuations on available-for-sale debt securities and the interest component which is taken directly to net profit or loss for the period based on the asset's effective yield.

Financial assets and liabilities include financial instruments which may be a primary instrument, such as receivables, payables and equity securities, or a derivative instrument, such as financial options, futures and forwards, interest rate swaps and currency swaps.

Financial instruments are classified as a financial liability or a financial asset or an equity in accordance with the substance of the contractual arrangement. Financial instruments that contain both liability and equity elements are classified separately as financial liabilities, or equity instruments. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and the Group intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset is impaired.

(I) *Assets carried at amortized cost*

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognized in the profit and loss statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the profit and loss statement, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

(II) *Assets carried at cost*

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

(III) *Available-for-sale financial assets*

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the profit and loss statement, is transferred from equity to the profit and loss statement. Impairment losses on equity instruments classified as available for sale are not reversed through the profit and loss statement.

(u) Derivative instruments

The Group uses derivative financial instruments such as long-term currency swaps, foreign currency options, interest rate swaps and forward currency contracts to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are stated at fair value.

The criteria for a derivative instrument to be classified as a hedge include: (i) the hedge transaction is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, (ii) the effectiveness of the hedge can be reliably measured, (iii) there is adequate documentation of the hedging relationships at the inception of the hedge, and (iv) for cash flow hedges, the forecast transaction, which is the subject of the hedge, must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

For the purpose of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognized asset or liability and firm commitment; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the profit and loss statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the profit and loss statement.

In relation to cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in the consolidated profit or loss statement. The gains or losses that are accumulated in equity are transferred to the profit and loss statement in the same period in which the hedged item affects the profit or loss.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the profit and loss statement.

(v) Dividends

Final dividends proposed by the Directors are recognized as a liability when they have been approved by the shareholders and declared in an annual general meeting.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and bye-laws grant the Directors the authority to declare interim dividends. Consequently, interim dividends are recognized immediately as a liability when they are proposed and declared.

(w) Related parties

A party is considered to be related to the Group if:

(I) directly, or indirectly through one or more intermediaries, the party (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(II) the party is an associate;

(III) the party is a joint venture in which the entity is a venturer;

(IV) the party is a member of the key management personnel of the Group;

(V) the party is a close member of the family of any individual referred to in (I) or (IV);

(VI) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (IV) or (V); or

(VII) the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

(x) Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.

3. Significant Accounting Judgments and Estimates

The preparation of the Group's financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

(A) Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations, which have significant effect on the amounts recognized in the Financial Statements:

(a) Classification of financial assets and financial liabilities

The Group determines the classification of certain of assets and liabilities as financial assets and financial liabilities by judging whether they meet the definition of financial assets and financial liabilities set out in HKAS 39. Accordingly, the financial assets and financial liabilities are accounted for in accordance with the Group's accounting policies set out in Note 2(D)(t).

(b) Service concession arrangements

In applying HK(IFRIC)-Int 12 for the service concession arrangements of Maynilad and Manila North Tollways Corporation (MNTC), the Group has made judgments that these arrangements qualify for the application of the intangible asset model. Details of the Group's accounting policy in respect of intangible assets (other than goodwill) are set out in Note 2(D)(h).

(B) Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimating useful lives and residual values of property, plant and equipment

The Group estimates the useful lives and residual values of its property, plant and equipment based on the period over which the assets are expected to be available for use. The estimated useful lives and residual values of the property, plant and equipment are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, the Group's estimation of the useful lives and residual values of its property, plant and equipment is based on its collective assessment of industry practice, internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in those estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives and residual values of the Group's property, plant and equipment would increase its recorded depreciation expenses and decrease its non-current assets.

(b) Estimating useful lives of brands

The Group estimates the useful lives of the brands for its various milk-related products. The estimated useful lives of the brands are reviewed annually and are updated if expectations differ from previous estimates due to changes in market situations or other limits. It is possible, however, that future results of operations could be materially affected by changes in those estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the Group's brands would increase its recorded amortization expenses and decrease its other intangible assets.

(c) Assets impairment

Hong Kong GAAP requires that an impairment review should be performed when certain impairment indication is present. In case of goodwill, such assets are subject to yearly impairment test and whenever there is an indication that such assets may be impaired.

Purchase accounting requires extensive use of accounting estimates to allocate the purchase price to the fair market values of the assets and liabilities purchased, including intangible assets and contingent liabilities. The Group's business acquisitions have resulted in goodwill, which is subject to a periodic impairment test.

Determining the fair value of property, plant and equipment, plantations, and intangible assets (other than goodwill) at the date of acquisition of business, which requires the determination of future cash flows expected to be generated from the continued use (i.e., value in use) and ultimate disposition of such assets, requires the Group to make estimates and assumptions that can materially affect its consolidated financial statements. Future events could cause the Group to conclude that property, plant and equipment associated with an acquired business is impaired. Any resulting impairment loss could have a material adverse impact on its financial condition and results of operations.

The preparation of estimated future cash flows involves significant estimations. While the Group believes that its assumptions are appropriate and reasonable, significant changes in its assumptions may materially affect its assessment of recoverable values and may lead to future additional impairment charges under Hong Kong GAAP.

(d) Deferred tax assets

The Group reviews the carrying amounts at each balance sheet date and reduces deferred tax assets to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. However, there is no assurance that the Group will generate sufficient taxable profit to allow all or part of its recognized deferred tax assets to be utilized.

(e) Financial assets and liabilities

Hong Kong GAAP requires that the Group carries certain of its financial assets and liabilities at fair value, which requires extensive use of accounting estimates. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates and interest rates), the amount of changes in fair value would differ if the Group utilized different valuation methodologies. Any changes in fair value of these financial assets and liabilities would affect directly the Group's consolidated profit and loss and equity.

(f) Estimating allowances for accounts receivable

The Group estimates the allowance for accounts receivable based on two methods. The amounts calculated using each of these methods are combined to determine the total amount it provides. Firstly, the Group evaluates specific accounts where it has information that certain customers are unable to meet their financial obligations. In these cases, the Group uses judgment, based on the best available facts and circumstances, including but not limited to, the length of its relationship with the customer and the customer's current credit status based on third party credit reports and known market factors, to record specific provisions for customers against amounts due to reduce its receivable amounts that the Group expects to collect. These specific provisions are re-evaluated and adjusted as additional information received affects the amounts estimated. Secondly, a provision is established as a certain percentage of age of status of receivables. This percentage is based on a collective assessment of historical collection, write-off, experience and changes in its customer payment terms.

The amounts and timing of recorded expenses for any period would differ if the Group utilized different estimates. An increase in the Group's allowance for accounts receivable would increase its recorded operating expenses and decrease its assets.

(g) Estimating allowances for inventories

The Group estimates the allowance for inventories based on the best available facts and circumstances, including but not limited to, the inventories' own conditions (i.e., whether they are damaged or become wholly or partially obsolete), their market selling prices, estimated costs of completion and estimated costs to be incurred for their sale. The provisions are re-evaluated and adjusted as additional information received affects the amount estimated.

(h) Pension and other retirement benefits

The determination of the Group's obligation and cost for defined benefits is performed by independent actuaries engaged by the Group and dependent on the selection of certain assumptions used by them in calculating such amounts. Those assumptions include among others, discount rates, expected returns on plan assets, rates of salary and pension increase and average remaining working lives of employees. In accordance with Hong Kong GAAP, actual results that differ from the Group's assumptions are recognized immediately in the profit and loss statement as and when they occur. While the Group believes that the actuaries' assumptions are reasonable and appropriate, significant differences in the Group's actual experience or significant changes in the Group's assumptions may materially affect its pension and other retirement obligations.

(i) Measurement of fair value of plantations

Hong Kong GAAP requires that the Group carries its plantations at fair value less estimated point-of-sale costs, which requires extensive use of accounting estimates. The determination of such fair value less estimated point-of-sale costs is performed by independent valuers engaged by the Group. Significant components of fair value measurement were determined using assumptions including average life of plantations, yield per hectare, plantation area and discount rates. The amount of changes in fair value would differ if the Group utilized different assumptions. Any changes in fair value of these plantations would affect directly the Group's profit and loss and equity.

(j) Equity-settled share option expense

Hong Kong GAAP requires that the Group measures its share options at fair value at the date at which they are granted, which requires extensive use of accounting estimates. The determination of such fair value is performed by an independent valuer engaged by the Group. Significant components of fair value measurement were determined using assumptions including expected volatility and dividend yield and average risk-free interest rate. The amount of fair value determined at the date of which the options are granted would differ if the Group utilized different assumptions. Any changes in fair value of the share options determined at the date of which they are granted would affect directly the Group's profit and loss in subsequent periods when these fair values are recognized as expenses over the share options' vesting period.

4. Turnover and Segmental Information

US$ millions	**2008**	2007 (Restated)
Turnover		
Sale of goods	**3,896.9**	2,980.1
Rendering of services	**208.4**	60.7
Total	**4,105.3**	3,040.8

Segmental Information

Segmental information, relating to the Group's business and geographical segments, is analyzed as follows. Analysis by business segment is the Group's primary segment reporting format as this is more relevant to the Group when making operational and financial decisions. Details of the Group's principal investments are provided on page 160.

By Principal Business Activity – 2008

US$ millions	Telecom-munications	Consumer Food Products	Infrastructure	Natural Resources	Head Office	2008 Total
Profit and Loss						
Segment revenue – turnover	–	3,992.5	112.8	–	–	**4,105.3**
Segment results	–	359.6	41.5	–	(46.1)	**355.0**
Net borrowing costs						**(150.5)**
Share of profits less losses of associated companies and joint ventures	194.8	0.5	(1.2)	(1.2)	–	**192.9**
Profit before taxation						**397.4**
Taxation						**(61.4)**
Profit for the year from continuing operations						**336.0**
Profit for the year from a discontinued operation						**0.6**
Profit for the year						**336.6**
Assets and Liabilities						
Segment assets	–	3,951.2	1,933.7	–	14.5	**5,899.4**
Associated companies and joint ventures	1,043.8	15.4	48.0	95.1	–	**1,202.3**
Unallocated assets						**97.3**
Total assets						**7,199.0**
Segment liabilities	–	533.7	677.9	–	33.7	**1,245.3**
Unallocated liabilities						**3,578.5**
Total liabilities						**4,823.8**
Other Information						
Capital expenditure	–	232.3	68.2	–	–	**300.5**
Depreciation and amortization	–	76.5	29.5	–	0.5	**106.5**
Loss on changes in fair value of plantations	–	97.7	–	–	–	**97.7**
Foreign exchange and derivative losses, net	–	73.6	3.3	–	6.3	**83.2**
Impairment losses recognized	–	5.6	1.9	–	36.4	**43.9**
Other non-cash expenses	–	7.1	–	–	18.0	**25.1**

By Principal Geographical Market – 2008

US$ millions	The Philippines	Indonesia	Others	Head Office	2008 Total
Segment revenue – turnover	112.8	3,992.5	–	–	**4,105.3**
Segment assets	1,933.7	3,951.2	–	14.5	**5,899.4**
Associated companies and joint ventures	1,183.6	15.4	3.3	–	**1,202.3**
Unallocated assets					**97.3**
Total assets					**7,199.0**
Capital expenditure	68.2	232.3	–	–	**300.5**

By Principal Business Activity – 2007

US$ millions	Telecom-munications	Consumer Food Products	Infrastructure	Natural Resources	Head Office	2007 (Restated) Total
Profit and Loss						
Segment revenue – turnover	–	3,040.3	0.5	–	–	3,040.8
Segment results	–	410.8	38.3	–	202.8	651.9
Net borrowing costs						(137.1)
Share of profits less losses of associated companies and joint ventures	209.2	(0.3)	30.8	–	–	239.7
Profit before taxation						754.5
Taxation						(94.0)
Profit for the year from continuing operations						660.5
Profit for the year from a discontinued operation						5.1
Profit for the year						665.6
Assets and Liabilities						
Segment assets	–	3,495.5	150.4	–	195.4	3,841.3
Associated companies and joint ventures	1,078.9	2.3	223.5	–	–	1,304.7
Unallocated assets						75.1
Total assets						5,221.1
Segment liabilities	–	532.2	83.1	–	74.5	689.8
Unallocated liabilities						2,408.3
Total liabilities						3,098.1
Other Information						
Capital expenditure	–	104.5	1.6	–	0.2	106.3
Depreciation and amortization	–	63.4	0.7	–	0.4	64.5
Impairment losses recognized	–	35.8	2.9	–	–	38.7
Other non-cash expenses	–	2.8	–	–	12.3	15.1

By Principal Geographical Market – 2007

US$ millions	The Philippines	Indonesia	Others	Head Office	2007 (Restated) Total
Segment revenue – turnover	0.5	3,040.3	–	–	3,040.8
Segment assets	150.4	3,495.5	–	195.4	3,841.3
Associated companies and joint ventures	1,296.7	2.3	5.7	–	1,304.7
Unallocated assets					75.1
Total assets					5,221.1
Capital expenditure	1.6	104.5	–	0.2	106.3

5. Net Borrowing Costs

US$ millions	2008	2007 (Restated)
Bank loans and other loans		
– Wholly repayable within five years	**163.6**	159.7
– Not wholly repayable within five years	**21.7**	8.1
Total Borrowing Costs	**185.3**	167.8
Less interest income	**(34.8)**	(30.7)
Net Borrowing Costs	**150.5**	137.1

No borrowing costs were capitalized by the Group during the year (2007: Nil).

6. Profit Before Taxation

US$ millions	Notes	2008	2007
Profit Before Taxation is Stated after (Charging)/Crediting[i]			
Cost of inventories sold		**(2,470.1)**	(1,886.8)
Employees' remuneration	36(A)	**(347.3)**	(280.7)
(Loss)/gain on changes in fair value of plantations	13	**(97.7)**	22.0
Cost of services rendered		**(96.7)**	(28.0)
Foreign exchange and derivative (losses)/gains, net	9	**(83.2)**	20.0
Depreciation	12	**(79.2)**	(64.5)
Impairment losses			
– Associated companies and joint ventures[ii]		**(36.4)**	(2.9)
– Accounts receivable[iii]	18(C)	**(7.0)**	(2.5)
– Goodwill[ii]	16	**(0.5)**	(16.7)
– Other non-current assets[ii]		**–**	(12.4)
– Property, plant and equipment[ii]	12	**–**	(4.2)
Amortization of other intangible assets	17	**(27.3)**	–
Operating lease rentals			
– Land and buildings		**(8.6)**	(10.1)
– Hire of plant and equipment		**(3.6)**	(0.4)
Recognition of prepaid land premiums	19	**(7.1)**	(2.8)
Auditors' remuneration			
– Audit services		**(2.1)**	(1.9)
– Other services		**(0.6)**	(0.6)
Gain on dilution of interest in subsidiary companies		**18.9**	149.6
Gain on divestment and dilution of interest in an associated company		**9.8**	206.5
Realized gain on sale of available-for-sale assets		**0.6**	25.0
Gain on sale of property, plant and equipment		**0.6**	0.2
Dividend income from available-for-sale assets		**0.5**	–
Dividend income from financial assets at fair value through profit or loss		**–**	2.9

(i) Includes amounts (charged)/credited in respect of a discontinued operation
(ii) Included in other operating (expenses)/income, net
(iii) Included in distribution costs

7. Taxation

No Hong Kong profits tax (2007: Nil) has been provided as the Group had no estimated assessable profits (2007: Nil) in Hong Kong for the year. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

US$ millions	2008	2007 (Restated)
Subsidiary Companies – Overseas		
Current taxation (Note 28)*	**121.6**	96.5
Deferred taxation (Note 21)	**(60.2)**	(2.5)
Total	**61.4**	94.0

Included within the share of profits less losses of associated companies and joint ventures is taxation of US$93.7 million (2007: US$107.9 million) and which is analyzed as follows.

US$ millions	2008	2007
Associated Companies and Joint Ventures – Overseas		
Current taxation	**94.9**	60.4
Deferred taxation	**(1.2)**	47.5
Total	**93.7**	107.9

A reconciliation between profit before taxation multiplied by the applicable tax rates and the taxation amount as shown in the consolidated profit and loss statement is as follows.

US$ millions	2008	%	2007 (Restated)	%
Profit Before Taxation	**397.4**		754.5	
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned	**140.6**	**35.4**	261.4	34.6
Tax effect of:				
– Non-deductible expenses	**6.0**	**1.5**	16.3	2.2
– Income not subject to tax	**(32.5)**	**(8.2)**	(109.6)	(14.5)
– Share of profits less losses of associated companies and joint ventures	**(32.8)**	**(8.3)**	(92.7)	(12.2)
– Others	**(19.9)**	**(4.9)**	18.6	2.4
Taxation	**61.4**	**15.5**	94.0	12.5

8. A Discontinued Operation

Following a strategic review of MPIC's businesses and its focus on core infrastructure, MPIC's directors decided in late 2008 to divest approximately 21.0% of its interest in the property business, Landco Pacific Corporation (Landco), thereby reducing MPIC's interest in Landco from 51.0% to approximately 30.0%. The divestment of interest in Landco is expected to be completed in 2009. As at 31 December 2008, Landco was classified as a disposal group held for sale.

(A) The results of Landco for the year are presented as follows.

US$ millions	**2008**	2007
Turnover	**27.7**	34.2
Cost of sales and operating expense	**(29.4)**	(31.4)
Net interest income	**2.8**	4.1
Share of profits less losses of associated companies and joint ventures	**0.2**	(0.1)
Profit before taxation	**1.3**	6.8
Taxation	**(0.7)**	(1.7)
Profit for the Year from a Discontinued Operation	**0.6**	5.1

(B) The major classes of assets, liabilities and reserve of Landco classified as held for sale as at 31 December 2008 are as follows:

US$ millions	**2008**
Assets	
Property, plant and equipment (Note 12)	**2.8**
Associated companies and joint ventures	**3.9**
Deferred tax assets (Note 21)	**9.3**
Accounts receivable, other receivables and prepayment (Current)	**56.1**
Inventories	**51.0**
Other assets	**5.2**
Assets classified as held for sale	**128.3**
Liabilities	
Accounts payable, other payables and accruals	**(68.9)**
Short-term borrowings	**(16.5)**
Long-term borrowings	**(15.7)**
Deferred tax liabilities (Note 21)	**(5.0)**
Liabilities directly associated with the assets classified as held for sale	**(106.1)**
Net Assets Directly Associated with the Disposal Group	**22.2**

US$ millions	**2008**
Reserves	
Unrealized gains on available-for-sale assets of the disposal group	**0.1**

(C) The net cash flows of Landco are as follows:

US$ millions	2008	2007
Operating activities	**(21.3)**	(2.6)
Investing activities	**1.0**	(7.9)
Financing activities	**21.1**	8.6
Net Cash Inflow/(Outflow)	**0.8**	(1.9)

9. Profit Attributable to Equity Holders of the Parent

The profit attributable to equity holders of the parent includes US$46.9 million of net foreign exchange and derivative losses (2007: gains of US$25.0 million (Restated)), which comprise a loss of US$43.0 million (2007: US$2.7 million) on the changes in the fair values of derivatives and foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and payables and a loss of US$3.9 million (2007: a gain of US$27.7 million) on changes in the fair value of certain PLDT shares designated as financial assets at fair value through profit or loss and US$24.5 million (2007: US$286.6 million) of net non-recurring gains.

Analysis of Foreign Exchange and Derivative (Losses)/Gains

US$ millions	2008	2007 (Restated)
Foreign exchange and derivative (losses)/gains		
– Subsidiary companies (Note 6)	**(83.2)**	20.0
– Associated companies and joint ventures	**(17.7)**	14.3
Subtotal	**(100.9)**	34.3
Attributable to taxation and minority interest	**54.0**	(9.3)
Total	**(46.9)**	25.0

The non-recurring gains of US$24.5 million for 2008 mainly include (i) a gain on dilution of the Group's interest in Indofood of US$18.9 million (ii) a gain on divestment and dilution of the Group's interest in PLDT of US$9.8 million (iii) MPIC's gains arising from increase in interests in Maynilad and MDI totaling US$13.4 million (iv) a gain of US$10.5 million from a reduction in Indofood's deferred tax liabilities due to reduction in future tax rates and (v) MPIC's gain on sale of assets of US$3.9 million, partly offset by a Group's impairment provision of US$36.4 million in respect of its investment in Philex. The non-recurring gains of US$286.6 million for 2007 mainly comprise a gain on divestment of the Group's interest in PLDT of US$174.7 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares and a gain on dilution of the Group's effective interest in Indofood's oils and plantations businesses of US$75.9 million.

Included within the profit attributable to equity holders of the parent for the year ended 31 December 2008 is a profit of US$51.2 million (2007: US$112.0 million) attributable to the Company.

10. Ordinary Share Dividends

	U.S. cent per ordinary share		US$ millions	
	2008	2007	**2008**	2007
Interim	**0.38**	0.26	**12.3**	8.2
Proposed special	**–**	0.38	**–**	12.3
Proposed final	**0.77**	0.64	**24.7**	20.6
Total	**1.15**	1.28	**37.0**	41.1

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

11. Earnings Per Share Attributable to Equity Holders of the Parent

The calculation of basic earnings per share is based on the profit for the year attributable to equity holders of the parent of US$200.8 million (2007: US$504.8 million (Restated)), and the weighted average number of 3,223.5 million (2007: 3,211.4 million) ordinary shares in issue during the year.

The calculation of diluted earnings per share is based on: (i) the profit for the year attributable to equity holders of the parent of US$200.8 million (2007: US$504.8 million (Restated)) reduced by the dilutive impact of (a) US$6.1 million (2007: US$4.2 million) in respect of the convertible notes issued by DMWC and (b) US$0.3 million (2007: US$0.1 million) in respect of the exercise of share options issued by its associated companies and (ii) a share base equal to the aggregate of the weighted average number of 3,223.5 million (2007: 3,211.4 million) ordinary shares in issue during the year (as used in the basic earnings per share calculation) and the weighted average of 54.1 million (2007: 62.1 million) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the year.

The impact upon full conversion of the Head Office's Exchangeable Notes and MPIC's convertible notes has not been taken into account in calculating the diluted earnings per share because their anti-dilutive effect on the basic earnings per share for the year would actually increase the earnings per share.

12. Property, Plant and Equipment

US$ millions	Land and buildings	Machinery, equipment and vessels	**Consolidated**
Cost			
At 1 January 2008	316.2	934.2	**1,250.4**
Exchange translation	(46.3)	(152.4)	**(198.7)**
Additions	9.0	151.0	**160.0**
Acquisition of subsidiary companies (Note 34(A))	30.2	62.5	**92.7**
Disposals	(14.1)	(16.7)	**(30.8)**
Reclassification (Note 8(B))[(i)]	(5.2)	(2.1)	**(7.3)**
At 31 December 2008	289.8	976.5	**1,266.3**
Accumulated Depreciation and Impairment			
At 1 January 2008	86.5	379.8	**466.3**
Exchange translation	(13.3)	(59.2)	**(72.5)**
Charge for the year (Note 6)	14.7	64.5	**79.2**
Disposals	(1.9)	(8.7)	**(10.6)**
Reclassification (Note 8(B))[(i)]	(1.3)	(3.2)	**(4.5)**
At 31 December 2008	84.7	373.2	**457.9**
Net Book Amount at 31 December 2008	205.1	603.3	**808.4**

(i) To assets of a disposal group classified as held for sale

US$ millions	Land and buildings	Machinery, equipment and vessels	Consolidated
Cost			
At 1 January 2007	280.1	853.0	1,133.1
Exchange translation	(15.0)	(38.1)	(53.1)
Additions	29.1	40.4	69.5
Acquisition of subsidiary companies (Note 34(A))	23.7	85.0	108.7
Disposals	(1.7)	(6.1)	(7.8)
At 31 December 2007	316.2	934.2	1,250.4
Accumulated Depreciation and Impairment			
At 1 January 2007	76.5	339.8	416.3
Exchange translation	(3.3)	(15.2)	(18.5)
Charge for the year (Note 6)	13.3	51.2	64.5
Impairment (Note 6)	–	4.2	4.2
Disposals	–	(0.2)	(0.2)
At 31 December 2007	86.5	379.8	466.3
Net Book Amount at 31 December 2007	229.7	554.4	784.1

(A) The principal annual rates of depreciation:

Freehold land	Nil
Freehold buildings	2.5% to 20.0%
Leasehold buildings	Lesser of period of lease, or 2.5% to 20.0%
Machinery, equipment and vessels	2.5% to 50.0%

(B) The land and buildings are freehold and leasehold properties held outside Hong Kong.

(C) Property, plant and equipment with a net book amount of US$183.4 million (2007: US$81.8 million) was pledged as security for certain of the Group's banking facilities (Note 27(E)).

13. Plantations

US$ millions	Consolidated 2008	2007
At 1 January	**881.5**	275.0
Exchange translation	**(121.6)**	(29.3)
Additions	**76.7**	36.8
Acquisition of subsidiary companies (Note 34(A))	**5.6**	577.0
(Loss)/gain on changes in fair value less estimated point-of-sale costs, net (Note 6)	**(97.7)**	22.0
At 31 December	**744.5**	881.5

Physical measurement of oil palm, rubber and other plantations at 31 December is as follows.

Hectares	Consolidated 2008	2007
Oil palm		
– Mature plantations	**124,169**	118,029
– Immature plantations	**58,944**	43,427
Rubber		
– Mature plantations	**17,873**	18,956
– Immature plantations	**4,537**	3,048
Sugar cane, cocoa, tea and others		
– Mature plantations	**7,044**	2,800
– Immature plantations	**761**	722
Total	**213,328**	186,982

(A) The Group's plantations mainly represent palm trees and rubber trees owned by Indofood. The palm trees are planted for the production of FFB, which are used in the production of CPO and PKO. The rubber trees are planted for the production of cup lump. The fair values of oil palm plantations are determined by an independent valuer using the discounted future cash flows of the underlying plantations. The expected future cash flows of the oil palm plantations are determined using the forecast market price of FFB which is largely dependent on the projected selling prices of CPO and PKO in the market. The fair values of rubber plantations are determined using the discounted future cash flows of the underlying plantations. The expected future cash flows of the rubber plantations are determined using the forecast market price of cup lump which is based on the projected selling price of Rubber Smoke Sheet 1 (RSS1). Significant assumptions made in determining the fair value of the plantations are:

(a) No new planting/re-planting activities are assumed.

(b) The palm trees have an average life that ranges from 20 to 25 years, with the first three to four years as immature and the remaining years as mature. The rubber trees have an average life of that ranges from 20 to 25 years, with the first five to six years as immature and the remaining years as mature.

(c) The yield per hectare of palm trees is based on guidelines from the Indonesian Oil Palm Research Institute which varies with the average age of palm trees. The yield per hectare of rubber trees is based on estimation made by Indofood's agronomists and reviewed by an independent valuer.

(d) The discount rates of 19.3% (2007: 18.1%) and 18.2% (2007: 17.7%), which represent the respective asset specific rates for Indofood's palm trees and rubber trees plantation operations, were applied in the discounted cash flow calculations.

(e) The projected selling price of CPO over the projection period is based on the consensus of reputable independent forecasting service firms for the short term and on the studies on historical actual CPO price for the last 20 years for the remaining projected period. The projected selling price of RSS1 over the projected period is based on the reference issued by the World Bank and historical selling prices of the Group.

(B) During 2008, Indofood's palm trees produced 2.5 million tons (2007: 1.5 million tons) of FFB and rubber trees produced 28.1 thousand tons (2007: 7.9 thousand tons) of rubber. The fair values of FFB and rubber harvested during 2008, determined at the point of harvest, amounted to US$342.4 million (2007: US$206.6 million) and US$54.4 million (2007: US$8.3 million), respectively.

(C) Plantations with a net book amount of US$421.5 million (2007: US$546.2 million) were pledged as security for certain of the Group's banking facilities (Note 27(E)).

14. Subsidiary Companies

US$ millions	Company **2008**	2007
Unlisted shares at cost	**1,176.6**	1,176.6
Less provision for impairment loss	**(180.4)**	(270.4)
Total	**996.2**	906.2

The Company's listed subsidiary companies are held through the intermediate holding companies.

(A) The amounts due from subsidiary companies are unsecured, interest-bearing at a range of 0% to 7.3 % per annum (2007: 0% to 8.3% per annum) and repayable within one year. The carrying value of the Company's amounts due from subsidiary companies approximates to their fair value.

(B) The amounts due to subsidiary companies are unsecured, interest-bearing at a range of 0% to 6.8% per annum (2007:0% to 5.0% per annum) and repayable within one year. The carrying value of the Company's amounts due to subsidiary companies approximates to their fair value.

(C) The loans from subsidiary companies are unsecured, interest-bearing at a range of 2.9% to 7.1% per annum (2007: 0% to 7.1% per annum) and not repayable within one year. The carrying value of the Company's loans from subsidiary companies approximates to their fair value.

(D) Details of the principal subsidiary companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on page 160.

15. Associated Companies and Joint Ventures

US$ millions	Associated Companies 2008	Associated Companies 2007	Joint Ventures 2008	Joint Ventures 2007 (Restated)	**Consolidated** 2008	Consolidated 2007 (Restated)
Shares, at cost						
– Listed	**1,983.0**	1,785.9	–	–	**1,983.0**	1,785.9
– Unlisted	**102.5**	56.9	**2.7**	63.4	**105.2**	120.3
Share of post-acquisition reserves (Note 31)	**(884.8)**	(750.1)	**(1.1)**	46.4	**(885.9)**	(703.7)
Loans (from)/to associated companies and a joint venture	–	(2.1)	–	104.3	–	102.2
Total	**1,200.7**	1,090.6	**1.6**	214.1	**1,202.3**	1,304.7

(A) At 31 December 2008, both the listed and unlisted investments were located outside Hong Kong.

(B) At 31 December 2008, the market valuation of listed investments was US$2,281.6 million (2007: US$3,815.9 million) and the net dividends received during 2008 amounted to US$211.9 million (2007: US$155.0 million).

(C) Details of the Group's principal associated companies, PLDT and Philex, which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on page 160.

(D) PLDT was incorporated under the laws of the Philippines on 28 November 1928 to provide telephone services in the Philippines. PLDT's charter was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period ending in 2028. Under its amended charter, which became effective on 24 August 1991, PLDT is authorized to provide virtually every type of telecommunication service, both within the Philippines and between the Philippines and other countries. PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

(E) Philex was incorporated under the laws of the Philippines in 1995 to engage in mining activities. Philex primarily engaged in large-scale exploration, development and utilization of mineral resources. Philex has operated for the past 50 years at the deposit at Padcal, Tuba Benguet Province, Island of Luzons producing gold, copper and silver as its principal products.

(F) At 31 December 2008, the Group has made an impairment provision of US$36.4 million (2007: Nil) for its investment in Philex. The impairment provision was determined by an independent valuer, ATR Kim-Eng Capital Partners, Inc. after making reference to the fair values and recoverable amounts of Philex's Padcal and Boyongan mines based on Philex's financial projections and discounted cash flow models, applying a discount rate of 12.0%.

(G) Additional financial information in respect of the Group's principal associated companies, PLDT and Philex, as prepared under Hong Kong GAAP, is set out below.

	PLDT		Philex[(i)]
US$ millions	**2008**	2007	**2008**
Operating Results			
Turnover	**3,295.3**	3,088.3	**2.1**
Profit/(loss) before taxation	**2,121.2**	1,724.4	**(3.6)**
Profit/(loss) after taxation	**1,564.5**	1,459.1	**(4.1)**
Profit (Loss) for the Year/Period	720.9	832.6	(2.7)
Net Assets			
Current assets	**1,389.6**	1,192.1	**260.6**
Non-current assets	**3,931.7**	4,613.7	**360.2**
Total Assets	5,321.3	5,805.8	620.8
Current liabilities	**(1,377.4)**	(1,165.6)	**(123.7)**
Non-current liabilities and provisions	**(1,805.6)**	(2,004.3)	**(100.7)**
Total Liabilities	(3,183.0)	(3,169.9)	(224.4)
Minority interest	**(30.2)**	(33.9)	**(31.8)**
Net Assets at 31 December	2,108.1	2,602.0	364.6

(i) Information in respect of Philex only relates to 28 November 2008 (date of the Group's investment in Philex) and after.

(H) The Group has discontinued the recognition of its share of losses of Prime Media Holdings, Inc., an associated company, because the share of losses of this associated company fully eroded the Group's investment. The amounts of the Group's unrecognized share of losses of this associated company for the current year and cumulatively were US$0.6 million (2007: US$0.1 million) and US$8.7 million (2007: US$8.6 million), respectively.

16. Goodwill

	Consolidated	
US$ millions	**2008**	2007
At 1 January	**347.2**	34.8
Exchange translation	**(25.2)**	(9.6)
Acquisition of subsidiary companies (Note 34(A))	**354.1**	335.1
Increased investment in a subsidiary company	**–**	3.6
Impairment (Note 6)	**(0.5)**	(16.7)
Net Book Amount at 31 December	675.6	347.2

(A) Goodwill is allocated to the Group's cash-generating units identified according to the business and geographical segments. The goodwill amount at 31 December 2008 relates to (a) Indofood's businesses (principally plantations and dairy) which contribute to the Group's consumer food products business segment located in Indonesia and (b) MPIC's businesses (water and toll road) which contribute to the Group's infrastructure business segment located in the Philippines. The goodwill amount at 31 December 2007 solely relates to Indofood's businesses (principally plantations).

(B) In assessing the impairment for goodwill, the Group compares the carrying amount of the underlying assets against their recoverable amounts (calculated as the higher of the assets' fair value less costs to sell and their value in use). The recoverable amounts of Indofood's and MPIC's businesses have been determined based on fair value less costs to sell or value in use calculations using cash flow projections covering periods from 4 years up to 10 years (for the plantation companies) for Indofood's businesses and 14 years for MPIC's water business. The discount rates applied to cash flow projections range from 15.7% to 20.6% (2007: 12.8% to 23.7%) for Indofood's businesses and 9.2% for MPIC's water business, which reflect specific risks relating to the relevant businesses.

In the assessment of the recoverable amount of Indofood's plantation businesses, the projected price of the CPO is based on the consensus of reputable forecast service firms for the short-term period and the World Bank forecast for the remaining projection period, while the projected sugar price is determined based on the average retail sales of sugar price in Indonesia for the past five years. The cash flows beyond the projected periods are extrapolated using an estimated growth rate of 5.0%, which does not exceed the long term average growth rate of the industry and country in which the businesses operate.

In the assessment of the recoverable amount of Indofood's dairy businesses, their value in use were calculated based on their cash flow projections as per the most recent financial budgets and forecasts, which management believes are reasonable and are management's best estimates of the ranges of economic condition that will exist over the forecast period. The cash flows beyond the projected periods are extrapolated using an estimated growth rate of 5.0%, which does not exceed the long term average growth rate of the industry and country in which the businesses operate.

In the assessment of the recoverable amount of MPIC's water business, its value in use was calculated based on its cash flow projections as per the most recent financial budgets and forecasts, which management believes are reasonable and are management's best estimates of the ranges of economic condition that will exist over the forecast period.

Changes to the above assumptions used by the management to determine the recoverable values can have significant impact on the results of the assessment. Management is of the opinion that no reasonably possible change in any of the key assumptions stated above would cause the carrying amount of the goodwill for each of the cash generating units to materially exceed their recoverable values.

Goodwill arising from MPIC's acquisition of First Philippine Infrastructure, Inc. (FPII) is still provisional and, therefore, has yet to be allocated to its particular cash generating unit. Impairment testing will commence in the period when the accounting of the acquisition is finalized, which should not be more than 12 months from the date of acquisition. Notwithstanding this, management believes that based on the financial budgets and forecasts of the toll road operations, there is no impairment of goodwill arising from the acquisition of FPII in 2008.

17. Other Intangible Assets

US$ millions	Concession assets	Brands	**Consolidated**
Cost			
At 1 January 2008	–	–	–
Acquisition of subsidiary companies (Note 34(A))	1,199.0	346.0	**1,545.0**
Exchange translation	(44.7)	–	**(44.7)**
Additions	63.8	–	**63.8**
At 31 December 2008	1,218.1	346.0	**1,564.1**
Accumulated Amortization			
At 1 January 2008	–	–	–
Charge for the year (Note 6)	27.3	–	**27.3**
Exchange translation	(1.7)	–	**(1.7)**
At 31 December 2008	25.6	–	**25.6**
Net Book Amount at 31 December 2008	1,192.5	346.0	**1,538.5**

(A) Concession assets represent the concessions held by (a) Maynilad for its exclusive right granted by MWSS on behalf of the Philippine government to provide water and sewerage services and charge users for the services provided in the area of West Metro Manila and (b) MNTC for its rights, interests and privileges to finance, design, construct, operate and maintain toll roads, toll facilities and other facilities generating toll-related and non-toll related income in respect of the Manila North Expressway (also known as North Luzon Expressway (NLEX)) – Phases 1, 2 and 3 during their respective concession periods.

In February 1997, Maynilad entered into a concession agreement with MWSS, with respect to the MWSS West Service Area. Under the concession agreement, MWSS grants Maynilad, the sole right to manage, operate, repair, decommission and refurbish all fixed and movable assets required to provide water and sewerage services in the West Service Area for 25 years ending in 2022. The legal title to all property, plant and equipment contributed to the existing MWSS system by Maynilad during the concession period remains with the Maynilad until the expiration date at which time, all rights, titles and interests in such assets will automatically vest to MWSS. Under the concession agreement, Maynilad is entitled to the rate adjustments of (a) annual standard rate adjustment to compensate for increases in the consumer price index subject to rate adjustment limit; (b) extraordinary price adjustment to account for the financial consequences of the occurrence of certain unforeseen events subject to grounds stipulated in the concession agreement; and (c) rate rebasing mechanism allows rates to be adjusted every five years to enable Maynilad to recover expenditures efficiently and prudently incurred, Philippine business taxes and payments corresponding to debt service on concession fees and Maynilad loans incurred to finance such expenditures.

In August 1995, First Philippine Infrastructure Development Corporation (FPIDC), the parent company of MNTC, entered into a joint venture agreement with Philippine National Construction Corporation (PNCC), in which PNCC assigned its rights, interests and privileges under its franchise to construct, operate and maintain toll facilities in the NLEX and its extensions, stretches, linkages and diversions in favour of MNTC, including the design, funding, construction, rehabilitation, refurbishing and modernization and selection and installation of an appropriate toll collection system therein during the concession period subject to prior approval by the President of the Philippines. In April 1998, the Philippine government, acting by and through the Toll Regulatory Board as the grantor, PNCC as the franchisee and MNTC as the concessionaire executed a Supplemental Toll Operation Agreement (STOA) whereby the Philippine government recognized and accepted the assignment by PNCC of its usufructuary rights, interests and privileges under its franchise in favor of MNTC as approved by the President of the Philippines and granted MNTC concession rights, obligations and privileges including the authority to finance, design, construct, operate and maintain the NLEX project roads as toll roads commencing upon the date the STOA comes into effect until 31 December 2030 or 30 years after the issuance of the Toll Operation Permit for the last completed phase, whichever is earlier. In October 2008, the concession agreement was extended for another seven years to 2037. Pursuant to the STOA, MNTC is required to pay franchise fees to PNCC and to pay for the government's project overhead expenses based on certain percentages of construction costs and maintenance works on the project roads. Upon expiry of the concession period, MNTC shall hand-over the project roads to the Philippine government without cost, free from any and all liens and encumbrances and fully operational and in good working condition, including any and all existing land required, works, toll road facilities and equipment found therein directly related to and in connection with the operation of the toll road facilities.

(B) Brands represent the brands held by PT Indolakto (Indolakto) for its various milk-related products.

(C) All of the Group's concession assets and brands were acquired by the Group as part of a business combination.

(D) The useful lives for amortization:

Concession assets	Remaining concession life after being acquired, 15 – 29 years
Brands	20 years

18. Accounts Receivable, Other Receivables and Prepayments

US$ millions	Consolidated **2008**	2007
Trade receivables	**258.1**	263.3
Other receivables	**120.6**	100.8
Prepayments	**59.8**	28.4
Total	**438.5**	392.5
Presented As:		
Non-current Portion	**3.0**	37.0
Current Portion	**435.5**	355.5
Total	**438.5**	392.5

(A) The carrying amount of the current portion of accounts receivable, other receivables and prepayments approximates to their fair value. The fair value of the non-current portion of accounts receivable, other receivables and prepayments is US$3.4 million (2007: US$42.0 million) which is determined based on cash flows discounted using a weighted average prevailing interest rate of 10.5% (2007: 9.9%). The weighted average effective interest rate of the non-current portion of accounts receivable, other receivables and prepayments is 11.7% (2007: 12.2%).

(B) The ageing profile of trade receivables is analyzed as below.

US$ millions	Consolidated 2008	2007
0 to 30 days	**204.3**	218.6
31 to 60 days	**12.0**	4.8
61 to 90 days	**6.7**	5.5
Over 90 days	**35.1**	34.4
Total	**258.1**	263.3

US$ millions	Consolidated 2008	2007
Neither past due nor impaired	**234.5**	225.2
Past due but not impaired		
– 0 to 30 days past due	**9.4**	6.0
– 31 to 60 days past due	**6.2**	5.5
– 61 to 90 days past due	**7.1**	13.8
– Over 90 days past due	**0.9**	12.8
Total	**258.1**	263.3

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

(C) At 31 December 2008, trade receivables of US$24.8 million (2007: US$4.1 million) were collectively impaired and fully provided for. Movements in the provision for impairment of trade receivables were as follows.

US$ millions	Consolidated 2008	2007
At 1 January	**(4.1)**	(1.8)
Exchange translation	**0.6**	0.2
Charge for the year (Note 6)	**(7.0)**	(2.5)
At 31 December	**(10.5)**	(4.1)

(D) As the Group's trade receivables relate to a large number of diversified customers, there is no concentration of credit risk.

(E) Indofood allows export customers 60 days of credit and local customers an average of 30 days of credit. MPIC (a) allows 60 days of credit to its water service customers, (b) collects toll fees through Tollway Management Corporation (TMC) (an associated company of MNTC's parent company) by the users' prepaid and reloadable electronic toll collection devices and credit card payment arrangements.

(F) Accounts receivable with a net book amount of US$20.9 million (2007: US$16.6 million) were pledged as security for certain of the Group's banking facilities (Note 27(E)).

19. Prepaid Land Premiums

US$ millions	Consolidated 2008	2007
At 1 January	151.4	48.4
Exchange translation	(15.8)	(4.1)
Acquisition of subsidiary companies (Note 34(A))	29.7	112.9
Additions	–	2.3
Recognition during the year (Note 6)	(7.1)	(2.8)
Total Prepaid Land Premiums	158.2	156.7
Current portion included in accounts receivable, other receivables and prepayments	(5.0)	(5.3)
At 31 December	153.2	151.4

US$ millions	Consolidated 2008	2007
Overseas, Held On:		
Leases of between 10 and 50 years	151.0	153.4
Leases of less than 10 years	7.2	3.3
Total	158.2	156.7

20. Available-for-sale Assets

US$ millions	Consolidated 2008	2007
Listed investments, at fair value:		
– Equity investments – Overseas	23.8	24.4
– Debentures with a fixed interest rate of 14.0% (2007: 14.0%) and a maturity date of 1 October 2014 (2007: 1 October 2014) – Overseas	0.3	0.4
Unlisted investment, at cost less impairment provisions:		
– Equity investment – Overseas	32.8	3.0
Unlisted investment, at fair value:		
– Club debentures – Hong Kong	1.7	2.3
Total	58.6	30.1
Presented As:		
Non-Current Portion	1.7	6.0
Current Portion	56.9	24.1
Total	58.6	30.1

The fair values of the listed equity investments and debentures are based on quoted market prices. The fair value of the unlisted investment in club debentures has been estimated by reference to recent market transaction prices. The Directors believe that the estimated fair values by reference to market prices, which are recorded in the carrying amounts of the available-for-sale assets, and the related changes in fair values, which are recorded directly in the Group's equity, are reasonable, and that they are the most appropriate values at the balance sheet date.

21. Deferred Tax

The movements in deferred tax assets during the year are as follows.

US$ millions	Tax loss carry forward	Allowance for doubtful accounts	Liabilities for employee retirement benefits	Others	**Consolidated**
Deferred Tax Assets					
At 1 January 2008	7.6	1.3	22.3	13.8	**45.0**
Exchange translation	(1.4)	(0.2)	(2.3)	(2.2)	**(6.1)**
Acquisition of subsidiary companies (Note 34(A))	–	–	4.7	13.3	**18.0**
Credit/(charge) to the profit and loss statement (Note 7)	3.0	0.9	(7.7)	(10.5)	**(14.3)**
Transfer from provision for taxation (Note 28)	–	–	–	5.4	**5.4**
Reclassification (Note 8(B))[(i)]	–	–	–	(9.3)	**(9.3)**
At 31 December 2008	9.2	2.0	17.0	10.5	**38.7**

(i) To assets of a disposal group classified as held for sale

US$ millions	Tax loss carry forward	Allowance for doubtful accounts	Liabilities for employee retirement benefits	Others	Consolidated
Deferred Tax Assets					
At 1 January 2007	2.4	0.4	4.9	12.6	20.3
Exchange translation	(0.1)	–	(0.7)	0.5	(0.3)
Acquisition of subsidiary companies (Note 34(A))	–	–	5.3	0.1	5.4
Credit/(charge) to the profit and loss statement (Note 7)	5.3	0.9	12.8	(1.4)	17.6
Transfer from provision for taxation (Note 28)	–	–	–	2.0	2.0
At 31 December 2007	7.6	1.3	22.3	13.8	45.0

The movements in deferred tax liabilities during the year are as follows.

US$ millions	Allowance in excess of related depreciation of property, plant and equipment	Brands	Change in fair value of plantations	Withholding tax on undistributed earnings of subsidiary and associated companies	Others	**Consolidated**
Deferred Tax Liabilities						
At 1 January 2008	(184.3)	–	(103.1)	(22.0)	(1.4)	**(310.8)**
Exchange translation	21.8	–	11.6	2.1	14.9	**50.4**
Acquisition of subsidiary companies (Note 34(A))	(11.7)	(86.5)	–	–	(79.0)	**(177.2)**
Credit/(charge) to the profit and loss statement (Note 7)	18.3	–	24.5	(2.4)	33.4	**73.8**
Transfer from provision for taxation (Note 28)	–	–	–	–	(5.2)	**(5.2)**
Reclassification (Note 8(B))[(i)]	–	–	–	–	5.0	**5.0**
At 31 December 2008	(155.9)	(86.5)	(67.0)	(22.3)	(32.3)	**(364.0)**

(i) To liabilities directly associated with the assets classified as held for sale

US$ millions	Allowance in excess of related depreciation of property, plant and equipment	Brands	Change in fair value of plantations	Withholding tax on undistributed earnings of subsidiary and associated companies	Others	Consolidated
Deferred Tax Liabilities						
At 1 January 2007	(96.6)	–	(60.6)	(4.3)	(1.8)	(163.3)
Exchange translation	4.8	–	5.7	–	3.9	14.4
Acquisition of subsidiary companies (Note 34(A))	(93.3)	–	(41.6)	–	(8.9)	(143.8)
Credit/(charge) to the profit and loss statement (Note 7)	0.8	–	(6.6)	(19.2)	8.2	(16.8)
Transfer to/(from) provision for taxation (Note 28)	–	–	–	1.5	(2.8)	(1.3)
At 31 December 2007	(184.3)	–	(103.1)	(22.0)	(1.4)	(310.8)

At 31 December 2008, tax losses available to reduce future income tax, arising in the entities to which they relate, amounted to US$9.1 million (2007: US$7.4 million) in respect of non-Hong Kong tax losses, and US$30.2 million (2007: US$30.2 million) in respect of Hong Kong tax losses. The non-Hong Kong tax losses are available for offsetting against future taxable profits of the companies in which the losses arose for three to five years, whereas Hong Kong tax losses are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. No deferred tax assets have been recognized in respect of these losses as they have arisen in subsidiary companies that have been loss-making for some time. Except for this, deferred tax assets have been properly recognized.

Pursuant to the Philippines and Indonesian income tax laws, withholding taxes of 10% to 15% is levied on dividends declared to foreign investors. The Group is therefore liable to withholding taxes on dividends distributed by its subsidiary and associated companies in the Philippines and Indonesia. At 31 December 2008, the Group has fully recognized the deferred tax for the withholding taxes that would be payable on unremitted earnings that are subject to withholding taxes of its associated companies established in the Philippines. However, except for those earnings to be distributed as dividends, no deferred tax has been recognized for withholding taxes that would be payable on the unremitted earnings of the Group's subsidiary companies established in the Philippines and Indonesia. In the opinion of the Directors, it is not probable that these subsidiary companies will distribute such earnings in the foreseeable future. The aggregate amount of temporary differences associated with investments in subsidiary companies in the Philippines and Indonesia for which deferred tax liabilities have not been recognized totalled approximately US$22.5 million at 31 December 2008 (2007: US$25.2 million).

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

22. Financial Assets at Fair Value Through Profit or Loss

The amount at 31 December 2007 represents the fair value, determined based on a quoted market price, of certain PLDT shares designated as financial assets at fair value through profit or loss to offset against the exposure arising from changes in the fair value of the option element embedded in the Head Office's Exchangeable Notes. Following the full settlement of the Head Office's Exchangeable Notes in February 2008, the balances of these PLDT's shares were reclassified as the Group's interests in associated companies.

23. Other Non-current Assets

	Consolidated	
US$ millions	**2008**	2007
Deposits for acquisition of assets	**96.4**	34.2
Input value added taxes	**31.8**	0.3
Claims for tax refund	**7.5**	5.6
Deferred charges	**7.2**	9.0
Others	**74.2**	60.9
Total	**217.1**	110.0

The deposits for acquisition of assets mainly represent Indofood's deposits for the acquisition of vessels and certain landrights.

The input value added taxes mainly represent MNTC's input taxes from its purchase of goods and services (including those in relation to project construction cost).

The claims for tax refund relates to the tax payment in advance made by Indofood in respect of wheat importation which is creditable against Indofood's corporate income tax payable.

The deferred charges mainly represent deferred costs and expenses relating to Indofood's systems implementation.

24. Cash and Cash Equivalents

US$ millions	Consolidated 2008	2007	Company 2008	2007
Cash at banks and on hand	**478.1**	492.1	**34.5**	0.1
Short-term time deposits	**147.8**	108.7	**11.4**	106.2
Total	**625.9**	600.8	**45.9**	106.3

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term time deposits are made for varying periods of between three days and one month depending on the immediate cash requirements of the Group, and earn interest at the respective short-term time deposit rates. The bank balances and time deposits are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents approximate to their fair values.

25. Inventories

US$ millions	Consolidated 2008	2007
Raw materials	**389.9**	281.5
Work in progress	**6.1**	6.3
Finished goods	**161.4**	154.9
Properties held for sale	**–**	51.3
Total	**557.4**	494.0

(A) At 31 December 2008, inventories with a carrying amount of US$68.8 million (2007: US$63.8 million) were carried at net realizable value.

(B) At 31 December 2008, inventories with a carrying amount of US$9.4 million (2007: US$13.8 million) were pledged as security for certain of the Group's banking facilities (Note 27(E)).

26. Accounts Payable, Other Payables and Accruals

US$ millions	Consolidated 2008	2007
Trade payables	**233.4**	213.0
Accrued expenses	**287.0**	140.9
Other payables	**147.0**	131.7
Total	**667.4**	485.6

The ageing profile of trade payables is analyzed as follows:

US$ millions	Consolidated 2008	2007
0 to 30 days	**220.7**	189.4
31 to 60 days	**8.5**	2.0
61 to 90 days	**2.6**	5.9
Over 90 days	**1.6**	15.7
Total	**233.4**	213.0

All of the accounts payable, other payables and accruals are expected to be settled within one year. The carrying amount of the Group's accounts payable, other payables and accruals approximate to their fair value.

27. Borrowings

US$ millions	Effective interest rate (%)	Maturity	Notes	Consolidated 2008	2007
Short-term					
Bank loans	5.0 – 17.7 (2007: 5.9 – 11.0)	2009 (2007: 2008)	(A)	**1,115.7**	819.6
Other loans	2.5 – 12.5 (2007: 2.5 – 13.5)	2009 (2007: 2008)	(B)	**91.3**	180.5
Subtotal				**1,207.0**	1,000.1
Long-term					
Bank loans	5.0 – 17.7 (2007: 7.3 – 11.0)	2010 – 2018 (2007: 2009 – 2013)	(C)	**1,770.1**	722.4
Other loans	10.0 (2007: 7.8 – 18.3)	2010 – 2012 (2007: 2009 – 2010)	(D)	**181.6**	322.1
Subtotal				**1,951.7**	1,044.5
Total				**3,158.7**	2,044.6

The balance of short-term borrowings includes US$163.1 million (2007: US$202.5 million) of current portion of long-term borrowings.

The maturity profile of the Group's borrowings is as follows:

US$ millions	Bank loans 2008	2007	Other loans 2008	2007	Consolidated 2008	2007
Not exceeding one year	**1,115.7**	819.6	**91.3**	180.5	**1,207.0**	1,000.1
More than one year but not exceeding two years	**110.4**	64.0	**–**	105.8	**110.4**	169.8
More than two years but not exceeding five years	**1,129.7**	608.9	**181.6**	216.3	**1,311.3**	825.2
More than five years	**530.0**	49.5	**–**	–	**530.0**	49.5
Total	**2,885.8**	1,542.0	**272.9**	502.6	**3,158.7**	2,044.6
Representing amounts repayable						
– wholly within five years	**2,297.3**	1,246.0	**272.9**	502.6	**2,570.2**	1,748.6
– not wholly within five years	**588.5**	296.0	**–**	–	**588.5**	296.0
Total	**2,885.8**	1,542.0	**272.9**	502.6	**3,158.7**	2,044.6

The carrying amounts of the borrowings are denominated in the following currencies:

US$ millions	Consolidated 2008	2007
U.S. dollar	**1,752.4**	934.1
Rupiah	**924.0**	1,026.6
Peso	**482.3**	83.9
Total	**3,158.7**	2,044.6

An analysis of the carrying amounts of borrowings into fixed and variable interest rates is as follows:

US$ millions	Consolidated 2008	2007
Variable interest rate	**2,479.7**	1,552.6
Fixed interest rate	**679.0**	492.0
Total	**3,158.7**	2,044.6

The carrying amounts and fair values of the long-term borrowings are as follows:

	Carrying amounts		Fair values	
US$ millions	**2008**	2007	**2008**	2007
Bank loans	**1,770.1**	722.4	**1,777.0**	731.3
Other loans	**181.6**	322.1	**155.3**	332.9
Total	**1,951.7**	1,044.5	**1,932.3**	1,064.2

The fair values are based on published price quotations for listed notes and bonds issued by the Group and projected cash flows discounted using the borrowing rates ranging from 5.0% to 17.7% (2007: 5.9% to 10.0%) for the other fixed interest rate borrowings. The carrying amounts of the Group's variable interest rate borrowings approximate to their fair values due to frequent repricing.

The carrying amounts of the short-term borrowings approximate to their fair values.

Details of the borrowings are set out below.

(A) Short-term Bank Loans

The balance includes US$150.0 million (with an aggregate face value of US$150.0 million) of bank loans (2007: Nil) borrowed by two wholly-owned subsidiary companies of the Company with details summarized as follows.

(a) A US$100.0 million (with a face value of US$100.0 million) bank loan (2007: Nil) drawn in November 2008 secured by the Group's 3.3% interest in PLDT, subject to a variable London Inter-bank Offer Rate (LIBOR) based interest rate, which is repayable in November 2009.

(b) A US$50.0 million (with a face value of US$50.0 million) bank loan (2007: Nil) drawn in November 2008 secured by the Group's 20.1% interest in Philex and 8.5% interest in MPIC, subject to a variable LIBOR based interest rate, which is repayable in November 2009.

(B) Short-term Other Loans

The balance includes Rupiah 1.0 trillion (with a face value of US$89.1 million) of Rupiah bonds (which represents the original amount issued in July 2004 of Rupiah 1.0 trillion (US$91.3 million) less repurchase of the bonds with a face value of Rupiah 24 billion (US$2.2 million) during 2005) (2007: face value of US$103.6 million) issued by Indofood, with a coupon rate of 12.5%, are payable quarterly, and mature in July 2009.

(C) Long-term Bank Loans

The balance includes US$634.2 million (with an aggregate face value of US$641.3 million) of bank loans (2007: US$641.1 million) borrowed by various wholly-owned subsidiary companies of the Company with details summarized as follows:

(a) A US$44.6 million (with a face value of US$45.0 million) bank loan (2007: US$49.5 million) drawn in November 2005 secured by the Group's 1.4% (2007: 1.1%) interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in November 2012.

(b) A US$49.6 million (with a face value of US$50.0 million) bank loan (2007: US$49.5 million) drawn in July 2006 secured by the Group's 1.2% (2007: 1.0%) interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in July 2011.

(c) A US$46.0 million (with a face value of US$46.3 million) bank loan (2007: US$49.5 million) drawn in November 2006 secured by the Group's 1.1% (2007: 1.1%) interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in November 2013.

(d) A US$296.5 million (with a face value of US$300.0 million) bank loan (2007: US$295.6 million) drawn in January 2007 secured by the Group's 6.7% interest (2007: 6.6%) in PLDT, subject to a variable LIBOR based interest rate, which is repayable in December 2011.

(e) A US$197.5 million (with a face value of US$200.0 million) bank loan (2007: US$197.0 million) drawn in August 2007 secured by the Group's 3.9% interest (2007: 3.9%) in PLDT, subject to a variable LIBOR based interest rate, which is repayable in December 2012.

(D) Long-term Other Loans

The balance includes Rupiah 2.0 trillion (with a face value of US$182.6 million) of Rupiah bonds (2007: face value of US$212.3 million) issued by Indofood in May 2007, with a coupon rate of 10.0%, are payable quarterly, and mature in May 2012.

(E) Charges on Group Assets

At 31 December 2008, the total borrowings include secured bank and other borrowings of US$1,604.0 million (2007: US$773.6 million). Such bank and other borrowings were secured by the Group's property, plant and equipment, plantations, accounts receivable and inventories equating to a net book value of US$635.2 million (2007: US$658.4 million) and the Group's interest of 17.6% (2007: 13.7%) in PLDT, 8.5% (2007: Nil) in MPIC and 20.1% (2007: Nil) in Philex.

(F) Bank Covenants

The Group has complied with all of its bank covenants, except for those related to Metro Pacific Corporation (Metro Pacific). Since the fourth quarter of 2001, Metro Pacific has been unable to meet its debt obligations. At 31 December 2008, Metro Pacific had Pesos 109 million (US$2.3 million) (2007: Pesos 451 million or US$10.9 million) outstanding debt obligations. Metro Pacific has reached agreements with certain of its creditors for the settlement of some of the debt obligations and anticipates to further reduce the outstanding debt obligations during 2009.

28. Provision for Taxation

US$ millions	Consolidated 2008	2007
At 1 January	**52.9**	23.1
Exchange translation	**(7.2)**	(1.7)
Acquisition of subsidiary companies (Note 34(A))	**0.7**	17.6
Provision for taxation on estimated assessable profits for the year (Note 7)	**121.6**	96.5
Transfer from deferred taxation (Note 21)	**0.2**	0.7
Total	**168.2**	136.2
Tax paid	**(112.4)**	(83.3)
At 31 December	**55.8**	52.9

29. Deferred Liabilities and Provisions

US$ millions	Pension	Long-term liabilities	Others	Consolidated 2008	2007
At 1 January	152.4	8.3	37.2	**197.9**	108.7
Exchange translation	(21.9)	(17.7)	(6.2)	**(45.8)**	(3.0)
Additions	0.6	2.1	4.8	**7.5**	59.9
Acquisition of subsidiary companies (Note 34(A))	11.1	276.8	102.3	**390.2**	37.2
Payment and utilization	(4.5)	(9.8)	(63.7)	**(78.0)**	(4.9)
At 31 December	137.7	259.7	74.4	**471.8**	197.9
Presented as:					
Current Portion	–	19.0	20.4	**39.4**	17.4
Non-current Portion	137.7	240.7	54.0	**432.4**	180.5
Total	137.7	259.7	74.4	**471.8**	197.9

The pension relates to accrued liabilities in relation to retirement schemes and long service payments.

The long-term liabilities mainly relate to Maynilad's concession fees payable to MWSS and deferred credits (which represent foreign exchange gains which will be refunded to the customers and foreign exchange differences arising from retranslation of the portion of Maynilad's foreign currency denominated concession fees payable and loans) and Indofood's accrued liabilities for dismantlement, removal or restoration in relation to property, plant and equipment.

The others mainly relate to MNTC's provision for value added taxes and a restructuring provision. The restructuring provision relates to the restructuring of the Group's shareholding structure in PLDT. The amount of the provision for the restructuring is estimated based on the anticipated transaction costs required to complete the restructuring. The estimation basis is reviewed on an ongoing basis and revised as appropriate.

30. Share Capital

US$ millions	Consolidated and Company 2008	2007
Authorized		
5,000,000,000 (2007: 5,000,000,000) ordinary shares of U.S. 1 cent each	**50.0**	50.0
Issued and fully paid		
At 1 January	**32.2**	32.0
Issue of shares upon the exercise of share options	**0.1**	0.2
Repurchase and cancellation of shares	**(0.2)**	–
At 31 December		
3,213,377,003 (2007: 3,224,143,003) ordinary shares of U.S. 1 cent each	**32.1**	32.2

During the year, the movements in the Company's share capital were as follows.

(A) 7,060,000 (2007: 23,314,000) share options were exercised at the exercise price of HK$1.76 per share (2007: HK$1.76 per share), resulting in the issue of 7,060,000 (2007: 23,314,000) new ordinary shares of U.S. 1 cent each for a total cash consideration of HK$12.4 million (US$1.6 million) (2007: HK$41.0 million or US$5.3 million). Details of the Company's share option scheme are set out in Note 37(D)(a) to the Financial Statements.

(B) During the year, the Company repurchased 17,826,000 (2007: 3,964,000) ordinary shares on the SEHK at an aggregate consideration of HK$78.2 million (US$10.1 million) (2007: HK$23.3 million or US$3.0 million) before expenses. These shares were subsequently cancelled. Details of the repurchase are summarized as follows:

Month of repurchases	Number of ordinary shares repurchased	Purchase price paid per share Highest HK$	Lowest HK$	Aggregate consideration paid HK$ millions	US$ millions
May 2008	3,320,000	5.50	5.20	17.7	2.3
June 2008	3,152,000	4.99	4.83	15.6	2.0
July 2008	2,226,000	4.62	4.24	10.0	1.3
September 2008	4,392,000	4.50	3.90	18.0	2.3
October 2008	4,736,000	3.88	2.20	16.9	2.2
Total	**17,826,000**			**78.2**	**10.1**

The repurchases were effected by the Directors with a view to benefiting the shareholders as a whole by enhancing the Company's net assets and earnings per share.

31. Other Reserves

An analysis of the Group's exchange reserve, by principal operating company, is set out below.

US$ millions	Consolidated 2008	2007
PLDT	**(27.2)**	51.0
MPIC	**(15.4)**	6.6
Indofood	**(75.5)**	(17.4)
Philex	**3.0**	–
Others	**(0.9)**	4.0
Total	**(116.0)**	44.2

An analysis of the accumulated reserves of associated companies and joint ventures, included within consolidated reserves, is set out below.

US$ millions	Associated Companies 2008	2007	Joint Ventures 2008	2007 (Restated)	Consolidated 2008	2007 (Restated)
Associated Companies and Joint Ventures						
Revenue reserve	**(861.8)**	(808.5)	**(0.5)**	30.6	**(862.3)**	(777.9)
Exchange reserve	**(24.4)**	51.1	**(0.6)**	15.8	**(25.0)**	66.9
Unrealized gains on cash flow hedges	**1.4**	7.3	**–**	–	**1.4**	7.3
Total (Note 15)	**(884.8)**	(750.1)	**(1.1)**	46.4	**(885.9)**	(703.7)

The Group's capital and other reserves include US$0.2 million (2007: Nil) of capital redemption reserve.

The contributed surplus of the Company arose from a reorganization of the Group in 1988 and represents the difference between the nominal value of the share capital issued by the Company and the aggregate net asset value of the subsidiary companies acquired at the date of acquisition. Under the Companies Act 1981 of Bermuda (as amended), the Company may make distributions to its shareholders out of the contributed surplus provided certain conditions are met.

32. Minority Interest

An analysis of the Group's minority interest, by principal operating company, is set out below.

US$ millions	Consolidated 2008	2007 (Restated)
Indofood	**1,060.7**	949.9
MPIC	**184.4**	41.8
Total	**1,245.1**	991.7

33. Derivative Liability

The amount at 31 December 2007 represents the fair value of the exchangeable option embedded in the Head Office's Exchangeable Notes. Following the full settlement of the Head Office's Exchangeable Notes in February 2008, all of the remaining amount of such derivative liability has been charged to the profit and loss statement.

34. Notes to the Consolidated Cash Flow Statement

(A) Acquisition of Subsidiary Companies

US$ millions	Fair value recognized on acquisition							Carrying amount immediately before the acquisition	
	MPIC's consolidation of DMWC and its subsidiary company	MPIC's acquisition of FPII and its subsidiary companies	Indofood's acquisition of PT Lajuperdana Indah (LPI)	Indofood's acquisition of Drayton and its subsidiary companies	Others	2008 Total	2007 Indofood's acquisition of PT Perusahaan Perkebunan London Sumatra and others Total	2008 Total	2007 Total
Consideration									
Cash and cash equivalents	107.9	242.2	41.0	351.5	5.9	**748.5**	573.6		
Joint ventures	100.3	-	-	-	-	**100.3**	-		
Due from a joint venture	21.1	-	-	-	-	**21.1**	-		
Due to a group company	-	9.5	-	-	-	**9.5**	-		
Shares issued by IndoAgri	-	-	-	-	-	**-**	132.1		
Total	229.3	251.7	41.0	351.5	5.9	**879.4**	705.7		
Net Assets									
Property, plant and equipment (Note 12)	11.6	2.2	40.9	36.0	2.0	**92.7**	108.7	**82.8**	80.8
Plantations (Note 13)	-	-	4.3	-	1.3	**5.6**	577.0	**5.9**	198.1
Associated companies and joint ventures	-	14.3	-	-	-	**14.3**	-	**13.7**	-
Other intangible assets (Note 17)	853.7	345.3	-	346.0	-	**1,545.0**	-	**1,404.0**	-
Accounts receivable, other receivables and prepayments (Non-current)	-	6.1	-	-	-	**6.1**	14.9	**6.1**	14.9
Prepaid land premiums (Note 19)	-	-	20.0	8.6	1.1	**29.7**	112.9	**11.6**	54.0
Deferred tax assets (Note 21)	11.3	4.3	2.1	0.3	-	**18.0**	5.4	**3.7**	0.2
Other non-current assets	15.1	33.4	-	3.1	5.3	**56.9**	9.5	**57.1**	9.5
Cash and cash equivalents	61.9	37.9	34.8	1.1	1.0	**136.7**	56.0	**136.7**	56.0
Pledged deposits	12.0	-	-	-	-	**12.0**	-	**12.0**	-
Due from a group company	-	9.5	-	-	-	**9.5**	-	**9.5**	-
Available-for-sale assets	-	-	-	1.2	-	**1.2**	-	**1.2**	-
Accounts receivable, other receivables and prepayments (Current)	23.2	2.9	4.2	35.3	0.1	**65.7**	17.8	**65.7**	17.8
Inventories	0.6	0.6	0.5	48.8	0.1	**50.6**	19.9	**50.6**	19.9
Capital reserve	2.2	-	-	-	-	**2.2**	-	**-**	-
Accounts payable, other payables and accruals	(147.0)	(19.7)	(16.8)	(61.2)	(5.2)	**(249.9)**	(59.2)	**(249.7)**	(59.2)
Due to a group company	(95.0)	-	-	-	-	**(95.0)**	-	**(95.0)**	-
Short-term borrowings	(50.0)	(13.6)	(0.3)	(16.0)	-	**(79.9)**	(27.5)	**(79.9)**	(27.5)
Current portion of deferred liabilities and provisions	(22.5)	(3.9)	-	-	-	**(26.4)**	-	**(26.4)**	-
Provision for taxation (Note 28)	-	-	(0.1)	(0.6)	-	**(0.7)**	(17.6)	**(0.7)**	(17.6)
Long-term borrowings	-	(179.1)	(21.2)	(6.2)	-	**(206.5)**	(62.7)	**(206.5)**	(62.7)
Deferred liabilities and provisions (Note 29)	(345.0)	(40.1)	-	(5.1)	-	**(390.2)**	(37.2)	**(340.9)**	(19.7)
Deferred tax liabilities (Note 21)	(65.3)	(13.9)	(6.7)	(91.0)	(0.3)	**(177.2)**	(143.8)	**(131.9)**	(8.2)
Total Net Assets	266.8	186.2	61.7	300.3	5.4	**820.4**	574.1	**729.6**	256.3
Minority interest	(123.3)	(52.7)	(24.8)	(94.3)	-	**(295.1)**	(203.5)		
Total Net Assets Acquired at Fair Value	143.5	133.5	36.9	206.0	5.4	**525.3**	370.6		
Goodwill (Note 16)	85.8	118.2[(i)]	4.1	145.5	0.5	**354.1**	335.1		
Net Cash Outflow Per the Consolidated Cash Flow Statement	(46.0)	(204.3)	(6.2)	(350.4)	(4.9)	**(611.8)**	(517.6)		

(i) Provisional amount subject to revision upon further assessment of fair value of the share of identifiable assets acquired and liabilities and contingent liabilities assumed

In July 2008, MPIC (i) repaid Pesos 1.4 billion (US$31.8 million) of exchangeable debt and purchased US$20.0 million of convertible debt issued by DMWC from Ashmore Investment Management Limited and their affiliates (the Ashmore Funds) and (ii) purchased US$20.0 million of convertible debt issued by DMWC from the Company. Following these transactions, MPIC's voting interest in DMWC increased to approximately 55.4% on a fully diluted basis. As a result, DMWC changed from a joint venture to a subsidiary company of MPIC and MPIC consolidated DMWC's financial results and position starting from July 2008. In November 2008, a shareholders' agreement between MPIC and DMCI Holdings Inc. regarding their investments in DMWC was finalized. According to this agreement, MPIC's economic interest in DMWC also increased from 50.0% to 55.4% on a fully diluted basis.

In November 2008, MPIC acquired a 99.8% interest in First Philippine Infrastructure, Inc. (FPII). FPII owns approximately 67.1% interest in MNTC. MNTC was granted a concession in June 1998 to finance, design, construct, operate and maintain the toll roads, toll facilities and other facilities generating toll-related and non-toll-related income in respect of the NLEX in the Philippines.

In July 2008, PT Salim Ivomas Pratama (SIMP), a subsidiary company of Indofood, completed its subscription of a 60.0% of interest in PT Lajuperdana Indah (LPI) for a total consideration of Rupiah 375 billion (US$41.0 million). LPI engages in sugar cane plantation operations in Indonesia and owns approximately 21,500 hectares of plantation land.

In December 2008, Indofood acquired a 100% interest in Drayton Pte Ltd (Drayton) and a shareholder's loan of US$100.5 million to Drayton from Drayton's original shareholder, for a total consideration of US$350.0 million. Drayton owns a 68.6% interest in Indolakto. Drayton is an investment holding company. Indolakto engages in the production of processed milk and milk-related products in Indonesia.

The goodwill is mainly attributable to the premiums for the acquisition of control in the above acquired companies and the synergies expected to arise from the acquisition of them.

Since the date of acquisitions, the above acquired companies recorded a profit for the year of US$16.5 million, which is included in the profit and loss of the Group. If all of the above acquisitions had taken place on 1 January 2008, the turnover of the Group for the year ended 31 December 2008 would have been US$4,326.3 million. It is not practicable to disclose the profit for the year of the Group, as if the acquisitions had taken place at the beginning of the year, as the information of fair value of plantations of the acquired companies at the beginning of the year is not available to management. The subsidiary companies acquired during the year had net cash inflows from operating and financing activities of US$50.2 million and US$120.3 million, respectively, and had a net cash outflow of US$90.2 million in respect of investing activities during the year.

(B) Investments in Associated Companies

The cash outflow mainly relates to the Group's investment in a 20.1% interest in Philex in November 2008 of US$129.1 million and MPIC's investment in a 34.0% interest in Davao Doctors Hospital in June 2008 of US$11.4 million.

(C) Pledged Deposits

At 31 December 2008, the Group had US$12.0 million (2007: Nil) pledged bank deposits to secure a performance bond requirement of Maynilad in respect of payment of concession fees.

(D) Major Non-cash Transaction

During the year, the Group settled US$3.9 million of the Head Office's Exchangeable Notes through the transfer of 0.1% of PLDT's shares and Metro Pacific Corporation, a 96.6% owned subsidiary company of MPIC, settled Pesos 289 million (US$6.8 million) of borrowings through the transfer of certain property assets to its creditors.

35. Commitments and Contingent Liabilities

(A) Capital Expenditure

	Consolidated	
US$ millions	**2008**	2007
Commitments in respect of subsidiary companies:		
Authorized, but not contracted for	**548.2**	185.6
Contracted, but not provided for	**6.3**	41.9
Total	**554.5**	227.5

The Group's capital expenditure commitments principally relate to Indofood's purchase of property, plant and equipment, investments in plantations, and Maynilad's and MNTC's construction of water and toll road infrastructure.

At 31 December 2008, the Company has no commitments in respect of capital expenditure (2007: Nil).

(B) Leasing Commitments

At 31 December 2008, the Group had total future minimum lease payments under non-cancelable operating leases falling due as follows.

US$ millions	Consolidated 2008	2007
Land and Buildings		
– Within one year	**2.8**	1.9
– Between two and five years, inclusive	**1.6**	1.9
– After five years	**1.8**	3.2
Subtotal	**6.2**	7.0
Plant and Equipment		
– Within one year	**0.1**	0.3
– Between two and five years, inclusive	**0.1**	0.3
– After five years	**0.1**	0.8
Subtotal	**0.3**	1.4
Total	**6.5**	8.4

At 31 December 2008, the Company did not have any leasing commitments (2007: Nil).

(C) Contingent Liabilities

At 31 December 2008, except for US$53.7 million (2007: US$73.4 million) guarantees given by Indofood to loan facilities obtained by certain plantation farmers in relation to arrangements for those farmers' production and sale of fresh fruit bunches to Indofood, neither the Group nor the Company had any significant contingent liabilities (2007: Nil).

36. Employees' Benefits

(A) Remuneration

US$ millions	Consolidated 2008	2007
Basic salaries	**209.6**	179.7
Bonuses	**44.3**	28.5
Benefits in kind	**29.5**	41.4
Pension contributions	**35.1**	14.1
Retirement and severance allowances	**10.8**	8.3
Equity-settled share option expense	**18.0**	8.7
Total (Note 6)	**347.3**	280.7
Average Number of Employees	**65,015**	51,722

The above includes the remuneration of the Directors. Detailed disclosures in respect of Directors' remuneration are set out in Note 37(A) to the Financial Statements.

(B) Retirement Benefits

The Group operates both defined contribution and defined benefit schemes. In addition, the Group has made provisions for estimated liabilities for employee benefits for meeting the minimum benefits required to be paid to the qualified employees as required under Indonesian's labour law.

(a) Defined contribution schemes

The Group operates five (2007: five) defined contribution schemes covering approximately 17,884 (2007: 19,351) employees. The assets of these schemes are held separately from the Group and are administered by independent trustees. Contributions to the schemes, either by the Group or by the employees, are determined by reference to the employees' salaries and length of service and range from 0% to 10% (2007: 0% to 10%). Under the terms of the schemes, the Group cannot be requested to make additional payments over and above these levels of contributions. In three (2007: three) of the schemes, forfeited contributions may be used to reduce the existing levels of employer contributions and, in 2008, no amount (2007: Nil) was used for this purpose. At 31 December 2008, the forfeited contributions had been fully utilized.

(b) Defined benefit schemes and estimated liabilities for employee benefits

The Group operates five (2007: three) defined benefit schemes covering approximately 2,615 (2007: 753) employees. The assets of four (2007: two) of these schemes are held separately from the Group and are administered by independent trustees. Benefits are determined by reference to employees' final salaries and length of service, and the schemes have undergone independent valuations. These actuarial valuations, performed by the actuaries of PT Sentra Jasa Aktuaria (a member of the Fellow Society of Actuary of Indonesia and Expert in Life Insurance in Indonesia), Actuarial Advisers, Inc. and Institutional Synergy, Inc, FASP (members of Actuary Society of the Philippines), were based on the projected unit credit method. The plan assets do not include any financial instruments of the Group or property occupied by, or other assets used by, the Group. At 31 December 2008, the Group's level of funding in respect of its defined benefit schemes was 59.5% (2007: 57.3%).

The Group has made provisions for estimated liabilities for employee benefits covering approximately 45,953 (2007: 42,291) employees. The amounts of such provisions were determined by reference to employees' final salaries and length of service and based on actuarial computations prepared by the actuaries of PT Sentra Jasa Aktuaria and PT Jasa Aktuaria Praptasentosa Gunajasa (members of the Fellow Society of Actuary of Indonesia and Expert in Life Insurance in Indonesia) using the projected unit credit method.

(I) The amount of liability under defined benefit schemes and estimated liabilities for employee benefits included in the balance sheet is as follows:

US$ millions	Defined benefit schemes	Estimated liabilities for employee benefits	**Consolidated 2008**	2007
Present value of defined benefit obligations	(18.5)	(125.8)	**(144.3)**	(154.9)
Fair value of plan assets	11.0	–	**11.0**	6.3
Liability in the Balance Sheet	(7.5)	(125.8)	**(133.3)**	(148.6)

(II) The changes in the present value of the defined benefit obligations during the year are as follows:

US$ millions	Defined benefit schemes	Estimated liabilities for employee benefits	Consolidated 2008	2007
At 1 January	(11.0)	(143.9)	**(154.9)**	(67.2)
Exchange translation	2.1	20.4	**22.5**	3.1
Current service cost	(1.8)	(10.5)	**(12.3)**	(8.1)
Interest cost on obligation	(1.0)	(17.8)	**(18.8)**	(8.8)
Actuarial gains/(losses)	4.2	22.0	**26.2**	(41.3)
Acquisition of subsidiary companies	(12.8)	(5.3)	**(18.1)**	(37.2)
Benefit paid	1.8	9.3	**11.1**	4.6
At 31 December	(18.5)	(125.8)	**(144.3)**	(154.9)

(III) The changes in the fair value of plan assets under defined benefit schemes during the year are as follows:

US$ millions	Consolidated 2008	2007
At 1 January	**6.3**	6.8
Exchange translation	**(1.4)**	(0.2)
Expected return	**0.5**	0.9
Actuarial losses	**(0.6)**	–
Assets distributed on settlements	**(0.8)**	–
Contributions by employer	**1.8**	0.1
Acquisition of subsidiary companies	**7.0**	–
Benefit paid	**(1.8)**	(1.3)
At 31 December	**11.0**	6.3

The overall expected rate of return on assets is determined based on the market prices prevailing on that date applicable to the period over which the obligation is to be settled.

(IV) The major categories of plan assets as a percentage of the fair value of the total plan assets under defined benefit schemes are as follows:

	Consolidated 2008	2007
Philippines equities	**52%**	1%
Indonesian equities	**48%**	99%

(V) Amounts for the current and previous four years for defined benefit schemes are as follows:

US$ millions	Consolidated 2008	2007	2006	2005	2004
Defined benefit obligations	**(18.5)**	(11.0)	(10.5)	(11.0)	(9.0)
Plan assets	**11.0**	6.3	6.8	6.2	6.4
Deficit	**(7.5)**	(4.7)	(3.7)	(4.8)	(2.6)
Experience adjustments on plan liabilities	**(4.1)**	(0.7)	(0.1)	(2.3)	(1.0)
Experience adjustments on plan assets	**(0.6)**	–	–	–	–

(VI) The amount recognized in the profit and loss statement is analyzed as follows:

US$ millions	Defined benefit schemes	Estimated liabilities for employee benefits	**Consolidated 2008**	2007
Current service cost	1.8	10.5	**12.3**	8.1
Interest cost on obligation	1.0	17.8	**18.8**	8.8
Expected return on plan assets	(0.5)	–	**(0.5)**	(0.9)
Net actuarial (gains)/losses recognized in the year	(3.6)	(22.0)	**(25.6)**	41.3
Total[i]	(1.3)	6.3	**5.0**	57.3
Actual Return on Plan Assets			**7%**	13%

(i) Included in cost of sales, distribution costs, administrative expenses and other operating expenses, net

(VII) Principal actuarial assumptions (weighted average) at 31 December are as follows:

	Consolidated 2008	2007
Discount rate	**11%**	9%
Expected return on plan assets	**8%**	8%
Future salary increases	**9%**	9%
Future pension increases	**9%**	9%
Average remaining working lives of employees (years)	**17.8**	18.9

(VIII) The Group expects to contribute US$2.0 million (2007: US$1.8 million) to its defined benefit pension plans in the next year.

(C) Loans to Officers

During 2008 and 2007, there were no loans made by the Group to officers which require disclosure pursuant to Section 161B of the Hong Kong Companies Ordinance.

37. Directors' and Senior Executives' Remuneration

(A) Directors' Remuneration

The table below shows the remuneration of Directors on an individual basis.

Directors' Remuneration – 2008

US$'000	Non-performance based Salaries	Other benefits	Pension contributions	Performance based payments[i]	Equity-settled share option expense	Fees[ii]	Emoluments[iii]	2008 Total
Chairman								
Anthoni Salim	1,152	–	–	–	–	30	–	1,182
Executive Directors								
Manuel V. Pangilinan *Managing Director and Chief Executive Officer*	2,080	460	142	1,559	4,028	–	–	8,269
Edward A. Tortorici	1,242	135	1,595	120	2,499	–	–	5,591
Robert C. Nicholson	892	23	2	446	2,117	–	–	3,480
Non-executive Directors								
Ambassador Albert F. del Rosario	–	–	–	–	720	160	–	880
Sutanto Djuhar	–	–	–	–	–	–	–	–
Tedy Djuhar	–	–	–	–	–	40	–	40
Ibrahim Risjad	–	–	–	–	–	–	–	–
Benny S. Santoso	–	–	–	–	720	89	–	809
Napoleon L. Nazareno	244	119	19	146	–	91	–	619
Independent Non-executive Directors								
Graham L. Pickles	–	–	–	–	720	115	–	835
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	–	–	–	–	720	90	–	810
Sir David W.C. Tang, *KBE*	–	–	–	–	720	45	77	842
Total	5,610	737	1,758	2,271	12,244	660	77	23,357

Directors' Remuneration – 2007

US$'000	Non-performance based			Performance based payments[i]	Equity-settled share option expense	Fees[ii]	Emoluments[iii]	2007 Total
	Salaries	Other benefits	Pension contributions					
Chairman								
Anthoni Salim	464	-	-	-	-	-	-	464
Executive Directors								
Manuel V. Pangilinan *Managing Director and Chief Executive Officer*	1,610	419	96	2,018	1,854	-	-	5,997
Edward A. Tortorici	1,035	149	1,073	-	1,284	-	-	3,541
Robert C. Nicholson	947	21	2	756	1,062	-	-	2,788
Non-executive Directors								
Ambassador Albert F. del Rosario	-	-	-	-	342	125	-	467
Sutanto Djuhar	-	-	-	-	-	-	-	-
Tedy Djuhar	-	-	-	-	-	-	-	-
Ibrahim Risjad	-	-	-	-	-	-	-	-
Benny S. Santoso	-	-	-	-	342	31	-	373
Independent Non-executive Directors								
Graham L. Pickles	-	-	-	-	342	115	-	457
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	-	-	-	-	342	120	-	462
Sir David W.C. Tang, *KBE*	-	-	-	-	342	75	77	494
Total	4,056	589	1,171	2,774	5,910	466	77	15,043

(i) Performance based payments comprise performance bonuses and long-term monetary incentive awards
(ii) For meetings attended
(iii) For consultancy services provided to the Company

Included within the total Directors' remuneration is an amount of US$1.3 million (2007: US$1.2 million) paid by PLDT, an associated company, in respect of the services of the Managing Director and Chief Executive Officer.

(B) Senior Executives' Remuneration

As similar remuneration schemes operate for the senior executives of the Group, their remuneration may exceed those of the Company's Directors. Two (2007: Two) senior executives were among the Group's five highest earning employees. The remaining three (2007: three) of the five highest earning employees, are the Company's Directors.

US$ millions	**2008**	2007
Non-performance based		
– Salaries and benefits	**0.8**	0.7
Performance based		
– Bonuses and long-term monetary incentive awards	**0.2**	0.3
Equity-settled share option expense	**2.1**	1.1
Total	**3.1**	2.1

The table below shows the remuneration of the two (2007: two) senior executives who were among the Group's five highest earning employees in 2008.

Remuneration bands	**2008 Number**	2007 Number
US$893,001 – US$957,000	–	1
US$1,149,001 – US$1,213,000	–	1
US$1,469,001 – US$1,533,000	**1**	–
US$1,597,001 – US$1,661,000	**1**	–
Total	**2**	2

(C) Key Management Personnel Compensation

	Consolidated	
US$ millions	**2008**	2007
Non-performance based		
– Salaries and benefits	**22.5**	15.8
– Pension contributions	**1.9**	2.0
Performance based		
– Bonuses and long-term monetary incentive awards	**9.1**	7.4
Equity-settled share option expense	**18.0**	8.7
Fees	**0.6**	0.5
Total	**52.1**	34.4

(D) Share Options

Particulars of the share options of the Company and its subsidiary company granted to the Directors and senior executives of the Company and its subsidiary company at 31 December 2008 are set out below.

(a) Particulars of the Company's Share Option Scheme

	Share options held at 1 January 2008	Share options exercised during the year	Share options held at 31 December 2008	Share option exercise price (HK$)	Market price at the date of grant (HK$)	Market price during the period of exercise (HK$)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors										
Manuel V. Pangilinan	31,800,000	-	31,800,000	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
	30,200,000	-	30,200,000	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Edward A. Tortorici	10,620,000	(7,060,000)	3,560,000	1.76	1.76	5.72	1 June 2004	December 2008	June 2005	May 2014
	18,200,000	-	18,200,000	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Robert C. Nicholson	14,000,000	-	14,000,000	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
	15,500,000	-	15,500,000	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Non-Executive Directors										
Ambassador Albert F. del Rosario	2,840,000	-	2,840,000	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
	3,160,000	-	3,160,000	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Benny S. Santoso	2,840,000	-	2,840,000	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
	3,160,000	-	3,160,000	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Independent Non-Executive Directors										
Graham L. Pickles	3,160,000	-	3,160,000	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	1,340,000	-	1,340,000	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
	3,160,000	-	3,160,000	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Sir David W. C. Tang, *KBE*	3,160,000	-	3,160,000	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Senior Executives	29,032,000	-	29,032,000	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
	4,500,000	-	4,500,000	3.275	3.25	-	7 June 2006	December 2010	June 2007	June 2016
	42,220,000	-	42,220,000	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Total	218,892,000	(7,060,000)	211,832,000							

	Share options held at 1 January 2007	Share options granted during the year	Share options exercised during the year	Share options held at 31 December 2007	Share option exercise price (HK$)	Market price at date of grant (HK$)	Market price during the period of exercise (HK$)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors											
Manuel V. Pangilinan	31,800,000	-	-	31,800,000	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
	-	30,200,000	-	30,200,000	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Edward A. Tortorici	17,680,000	-	(7,060,000)	10,620,000	1.76	1.76	5.72	1 June 2004	December 2008	June 2005	May 2014
	-	18,200,000	-	18,200,000	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Robert C. Nicholson	24,500,000	-	(10,500,000)	14,000,000	1.76	1.76	5.80-6.00	1 June 2004	December 2008	June 2005	May 2014
	-	15,500,000	-	15,500,000	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Non-Executive Directors											
Ambassador Albert F. del Rosario	2,840,000	-	-	2,840,000	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
	-	3,160,000	-	3,160,000	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Benny S. Santoso	2,840,000	-	-	2,840,000	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
	-	3,160,000	-	3,160,000	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Independent Non-Executive Directors											
Graham L. Pickles	1,000,000	-	(1,000,000)	-	1.76	1.76	5.18-5.39	1 June 2004	June 2005	June 2005	May 2014
	-	3,160,000	-	3,160,000	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Prof. Edward K.Y. Chen *GBS, CBE, JP*	2,840,000	-	(1,500,000)	1,340,000	1.76	1.76	5.60-5.96	1 June 2004	June 2005	June 2005	May 2014
	-	3,160,000	-	3,160,000	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Sir David W. C. Tang *KBE*	-	3,160,000	-	3,160,000	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Senior Executives	32,286,000	-	(3,254,000)	29,032,000	1.76	1.76	4.42-6.05	1 June 2004	December 2008	June 2005	May 2014
	4,500,000	-	-	4,500,000	3.275	3.25	-	7 June 2006	December 2010	June 2007	June 2016
	-	42,220,000	-	42,220,000	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Total	120,286,000	121,920,000	(23,314,000)	218,892,000							

At the AGM held on 24 May 2004, the Company's shareholders approved a share option scheme (Scheme) under which the Directors may, at their discretion, at any time during the period of the Scheme, grant Directors and executives of the Company's share options as part of the Company's long-term incentive program. The Scheme, which complies with the provisions set out in Chapter 17 of the Listing Rules, became effective on 24 May 2004. The Scheme will be valid for 10 years and will expire on 23 May 2014.

The maximum number of shares on which options may be granted may not exceed 10% of the Company's issued share capital, excluding any shares issued on the exercise of options at any time. The maximum number of shares in respect of which options may be granted under the Scheme to any one participant in any 12-month period is limited to 1% of the aggregate number of shares of the Company in issue at the time of the proposed grant of options to such participant.

The exercise price in relation to each share option offer shall be determined by the Directors at their absolute discretion, but in any event shall not be less than the highest of (i) the closing price of the Company's shares as stated in the daily quotation sheet of the SEHK on the date of grant; (ii) the average closing price of the Company's shares as stated in the daily quotation sheets of the SEHK for the five trading days immediately preceding the date of grant; and (iii) the nominal value of a Company's share on the date of grant. The terms of the Scheme provide that subject to any other restrictions on vesting imposed by the Directors, share options may be exercised under the Scheme at any time from the date of acceptance until the date of expiry. All options presently outstanding under the Scheme are subject to certain restrictions on exercise including a prohibition on exercise at any time during the period commencing one year after the date on which any option is accepted. Options which lapse or are cancelled prior to their expiry date are deleted from the register of options.

On 1 June 2004, 134,586,000 share options under the Company's Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$0.849 or an aggregate value of US$14.6 million for all options granted. The assumptions used were as follows:

Share price at the date of grant	HK$1.76
Exercise price	HK$1.76
Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted)	55%
Option life	10 years
Expected dividend yield	1% per annum
Average risk-free interest rate (based on the Hong Kong Exchange Fund Notes)	4.06% per annum

Taking into account the expected turnover rate of the Directors and senior executives and the early exercise behavior, the average expected life of the options granted was estimated to be 6.61 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 75% higher than the exercise price.

On 1 June 2006, 4,500,000 share options under the Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$1.554 or an aggregate value of US$0.9 million for all options granted. The assumptions used were as follows:

Share price at the date of grant	HK$3.25
Exercise price	HK$3.275
Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted)	50%
Option life	10 years
Expected dividend yield	1% per annum
Average risk-free interest rate (based on the Hong Kong Exchange Fund Notes)	4.71% per annum

Taking into account the expected turnover rate of the senior executives and the early exercise behavior, the average expected life of the options granted was estimated to be 6.79 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 100% higher than the exercise price.

On 5 September 2007, 121,920,000 share options under the Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$2.596 or an aggregate value of US$40.6 million for all options granted. The assumptions used were as follows:

Share price at the date of grant	HK$5.33
Exercise price	HK$5.33
Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted)	45%
Option life	10 years
Expected dividend yield	1% per annum
Average risk-free interest rate (based on the Hong Kong Exchange Fund Notes)	4.40% per annum

Taking into account the expected turnover rate of the Directors and senior executives and the early exercise behavior, the average expected life of the options granted was estimated to be 7.60 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 150% higher than the exercise price.

The binomial model, applied for determining the estimated values of the share options granted under the Scheme, was developed for use in estimating the fair value of the traded options that are fully transferable. Such an option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the Company's share options have characteristics significantly different from those of the traded options, changes in the subjective input assumptions can materially affect the estimated value of the options granted.

Details of the Group's accounting policy in respect of the share options granted are set out in Note 2(D)(r)(III) to the Financial Statements.

(b) Particulars of MPIC's Share Option Scheme

On 14 June 2007, the shareholders of MPIC approved a share option scheme under which MPIC's directors may, at their discretion, invite executives of MPIC upon the regularization of employment of eligible executives, to take up share options of MPIC to obtain an ownership interest in MPIC and for the purpose of long-term employment motivation. The scheme became effective on 14 June 2007 and is valid for 10 years.

The maximum number of shares on which options may be granted under the scheme may not exceed 10% of the issued share capital of MPIC as at the date on which the MPIC's share option scheme is adopted. The aggregate number of shares which may be issued upon exercise of the options granted and to be granted to any eligible participant (whether or not already an option holder) in any 12-month period shall not exceed 1% of the shares in issue at the relevant time.

The exercise price in relation to each option granted under the scheme shall be determined by MPIC's directors at their absolute discretion, but in any event shall not be less than (i) the closing price of MPIC's shares for one or more board lots of such MPIC's shares on the Philippine Stock Exchange (PSE) on the option grant date; (ii) the average closing price of MPIC's share for one or more board lots of such MPIC's shares on the PSE for the five business days on which dealings in the MPIC's shares are made immediately preceding the option grant date; or (iii) the par value of the MPIC's shares, whichever is higher.

At a special shareholders' meetings of MPIC held on 20 February 2009, MPIC's shareholders approved the amendments to MPIC's share options scheme which include (i) a refreshment of the number of MPIC options that may be granted to take into account of the increase in the capital stock of MPIC or other changes to its capital structure which has either been approved by the shareholders, implemented, in process, or which may potentially be approved or implemented in the future and (ii) the inclusion in MPIC's share option plan of a requirement for MPIC to comply with relevant corporate requirements and regulations applicable to MPIC's parent company.

Up to 25 March 2009, no share options have been granted under the scheme.

38. Related Party Transactions

Significant related party transactions entered into by the Group during the year are disclosed as follows:

(A) In January 2007, the Company (i) advanced US$76.0 million to DMWC and (ii) subscribed for US$20.0 million convertible notes issued by DMWC for the purpose of funding DMWC's acquisition of Maynilad. The convertible notes issued by DMWC have a maturity period of three years and can be converted into DMWC's common shares at their par value of Peso 1 per DMWC's common share during the terms of the notes. In May 2008, DMWC repaid the US$76.0 million advance, together with interest.

(B) On 28 July 2008, SIMP, a subsidiary company of Indofood, completed its subscription of a 60.0% interest in LPI, a company originally owned by the Chairman of the Company, for a total consideration of Rupiah 375 billion (US$41.0 million). Details of the subscription are set out in Note 34(A) to the Financial Statements.

(C) ALBV has a technical assistance agreement with Smart for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunication services for a period of four years from 23 February 2004, subject to renewal upon mutual agreement between the parties. The agreement expired on 23 February 2008 and was renewed for a period of four years to 23 February 2012. The agreement provides for payments of technical service fees equivalent to 1% (2007: 1%) of the consolidated net revenue of Smart.

The fee under the above arrangement amounted to Pesos 630 million (US$14.1 million) for the year ended 31 December 2008 (2007: Pesos 656 million or US$13.7 million). At 31 December 2008, the outstanding prepaid technical service fee amounted to Pesos 8 million (US$0.2 million) (2007: Pesos 87 million or US$1.7 million).

(D) In November 2008, SIMP entered into two agreements with Lyminton Pte. Ltd and PT Mulia Abadi Lestari to acquire the remaining minority shareholding of approximately 30% of PT Sarana Inti Pramata and PT Mitra Inti Sejati Plantation for the consideration of US$16.4 million and Rupiah 28.5 billion (approximately US$2.3 million), respectively. These transactions also constitute connected transactions as defined in Chapter 14A of the Listing Rules and their details are disclosed in the Corporate Governance Report on page 67.

(E) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated companies, joint ventures and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of transactions For the year ended 31 December US$ millions	**Consolidated** **2008**	 2007
Profit and Loss Items		
Sales of finished goods		
– to associated companies and joint ventures	**24.5**	28.1
– to affiliated companies	**60.8**	48.6
Purchases of raw materials		
– from associated companies and joint ventures	**41.5**	43.2
– from affiliated companies	**14.0**	8.8
Management and technical services fee income and royalty income		
– from associated companies and joint ventures	**0.9**	0.9
– from affiliated companies	**7.5**	4.6
Insurance expenses		
– to affiliated companies	**2.8**	2.7
Rental expenses		
– to affiliated companies	**1.2**	1.3
Transportation and pump services expenses		
– to affiliated companies	**0.4**	0.3

Approximately 2% (2007: 3%) of Indofood's sales and 2% (2007: 3%) of its purchases were transacted with these related companies.

Nature of balance At 31 December US$ million	**Consolidated** **2008**	 2007
Balance Sheet Items		
Accounts receivable – trade		
– from associated companies and joint ventures	**2.6**	3.4
– from affiliated companies	**13.3**	8.7
Accounts receivable – non-trade		
– from associated companies and joint ventures	**0.4**	0.2
– from affiliated companies	**8.3**	8.8
Accounts payable – trade		
– to associated companies and joint ventures	**3.6**	6.3
– to affiliated companies	**2.3**	1.2
Accounts payable – non-trade		
– to affiliated companies	**19.2**	5.9
Other payables – non-trade		
– to affiliated companies	**–**	5.8

Certain of the above Indofood's related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules and their details are disclosed in the Corporate Governance Report on pages 67 to 74.

(F) Maynilad has entered into various construction contracts with DMCI group for the amounts totaling US$21.9 million for the latter's construction of water infrastructure for Maynilad. These related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules and their details are disclosed in the Corporate Governance Report on pages 75 to 76.

39. Financial Instruments by Category

The carrying amount of each of the categories of financial instruments as at the balance sheet date are as follows:

	Consolidated						
	2008			2007			
US$ millions	**Loans and receivables**	**Available-for-sale financial assets**	**Total**	Financial assets at fair value through profit or loss	Loans and receivables	Available-for-sale financial assets	Total
Loans to associated companies and a joint venture	–	–	–	–	102.2	–	102.2
Accounts and other receivables (Non-current)	**3.0**	–	**3.0**	–	37.0	–	37.0
Available-for-sale assets (Non-current)	–	**1.7**	**1.7**	–	–	6.0	6.0
Financial assets at fair value through profit or loss	–	–	–	79.8	–	–	79.8
Other non-current assets	**60.6**	–	**60.6**	–	36.8	–	36.8
Cash and cash equivalents	**625.9**	–	**625.9**	–	600.8	–	600.8
Pledged deposits	**12.0**	–	**12.0**	–	–	–	–
Available-for-sale assets (Current)	–	**56.9**	**56.9**	–	–	24.1	24.1
Accounts and other receivables (Current)	**375.7**	–	**375.7**	–	327.1	–	327.1
Total	**1,077.2**	**58.6**	**1,135.8**	79.8	1,103.9	30.1	1,213.8

	Consolidated			
	2008	2007		
US$ millions	**Financial liabilities at amortized cost**	Financial liabilities at amortized cost	Financial liabilities at fair value	Total
Accounts payable, other payables and accruals	**667.4**	485.6	–	485.6
Short-term borrowings	**1,207.0**	1,000.1	–	1,000.1
Current portion of deferred liabilities and provisions	**18.9**	–	–	–
Long-term borrowings	**1,951.7**	1,044.5	–	1,044.5
Deferred liabilities and provisions	**140.3**	–	–	–
Derivative liability	–	–	6.3	6.3
Total	**3,985.3**	2,530.2	6.3	2,536.5

	Company	
	2008	2007
US$ millions	**Loans and receivables**	Loans and receivables
Loans to a joint venture	–	104.3
Cash and cash equivalents	**45.9**	106.3
Amounts due from subsidiary companies	**1,889.5**	1,781.8
Other receivables (Current)	**0.1**	0.2
Total	**1,935.5**	1,992.6

US$ millions	Company 2008 Financial liabilities at amortized cost	2007 Financial liabilities at amortized cost
Amounts due to subsidiary companies	**832.6**	814.5
Other payables and accruals	**0.6**	0.6
Loans from subsidiary companies	**540.2**	540.9
Total	**1,373.4**	1,356.0

40. Capital and Financial Risk Management

(A) Capital Management

The primary objectives of the Group's capital management is to safeguard the Group's ability to continue as a going concern and ensure that it maintains an optimal capital structure for supporting the stability and growth of its business and maximizing shareholder value.

The Group manages its capital structure, and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the years ended 31 December 2008 and 31 December 2007.

The Group monitors capital using a gearing ratio, which is net debt divided by total equity. The Group's policy is to keep the gearing ratio at an optimal level which supports its business. The Group includes within net debt, short-term borrowings and long-term borrowings, less cash and cash equivalents and pledged deposits. The total equity includes equity attributable to equity holders of the parent and minority interest.

US$ millions	Consolidated 2008	2007 (Restated)
Short-term borrowings	**1,207.0**	1,000.1
Long-term borrowings	**1,951.7**	1,044.5
Less cash and cash equivalents	**(625.9)**	(600.8)
Less pledged deposits	**(12.0)**	–
Net debt	**2,520.8**	1,443.8
Equity attributable to equity holders of the parent	**1,130.1**	1,131.3
Minority interest	**1,245.1**	991.7
Total equity	**2,375.2**	2,123.0
Gearing ratio (times)	**1.06**	0.68

(B) Financial Risk Management

The Group's principal financial instruments include the various financial assets (which comprise accounts receivables, other receivables and prepayments, available-for-sale assets, cash and cash equivalents, pledged deposits and financial assets at fair value through profit or loss) and financial liabilities (which comprise accounts payable, other payables and accruals, short-term borrowings, long-term borrowings, deferred liabilities and provisions and derivative liability). The main purpose of the cash and cash equivalents, and short-term and long-term borrowings is to finance the Group's operations. The other financial assets and liabilities, such as accounts receivable and accounts payable, mainly arise directly from its operations.

The Group also enters into derivative transactions, including principally foreign exchange contracts and interest rate swap. The purpose is to manage the currency and interest rate risks arising from the Group's sources of finance and its operations.

It is, and has been, throughout the year, the Group's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are market risk (including currency risk and price risk), credit risk, liquidity risk and fair value and cash flow interest rate risk. The Company's Board of Directors reviews and agrees policies for managing each of these risks and they are summarized below. The Group's accounting policies in relation to derivatives are set out in Note 2(D)(u) to the Financial Statements.

(a) Market Risk

(I) Currency Risk

To manage the Group's foreign exchange risk arising from future commercial transactions, recognized assets and liabilities, and improve investment and cash flow planning, in addition to natural hedges, the Group enters into and engages in foreign exchange contracts for the purpose of managing its foreign exchange rate exposures emanating from business, transaction specific, as well as currency translation risks and reducing and/or managing the adverse impact of changes in foreign exchange rates on the Group's operating results and cash flows. However, some of the aforementioned derivative instruments of the Group do not qualify as effective hedges and therefore are not designated as cash flow hedges for accounting purposes in accordance with the provisions of HKAS 39.

The following table demonstrates the sensitivity arising from the Group's financial assets and liabilities at the balance sheet date to a reasonably possible change in the exchange rates of Rupiah and Peso, with all other variables held constant, of the Group's profit attributable to equity holders of the parent and retained earnings (due mainly to foreign exchange gains/losses on translation of the U.S. dollar denominated financial assets and liabilities). There is no significant impact on the other components of the Group's equity.

	2008		2007	
US$ millions	**Depreciation against the U.S. dollar (%)**	**Effect on profit attributable to equity holders of the parent and retained earnings**	Depreciation against the U.S. dollar (%)	Effect on profit attributable to equity holders of the parent and retained earnings
Rupiah	**(5.4)**	**(11.4)**	(0.9)	(0.3)
Peso	**(4.0)**	**(2.4)**	(3.0)	–

(II) Price Risk

The Group's price risk principally relates to the changes in the market value of its equity investments.

(b) Credit Risk

For the consumer food products business, the Group has credit risk arising from the credit given to the customers, but it has policies in place to ensure that wholesales of products are made to creditworthy customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any particular customer, such as requiring sub-distributors to provide bank guarantees. For the water business, the Group allows 60 days of credit to its customers. For the toll road business, the Group collects its toll fees through TMC by cash, prepaid and reloadable electronic toll collection devices and through credit card payments. In addition, receivable balances are monitored on an ongoing basis to reduce the Group's exposure to bad debts.

With respect to credit risk arising from the Group's other financial assets, which include cash and cash equivalents and certain investments in debt securities classified as available-for-sale assets, the Group's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments and the unrealized losses on available-for-sale assets charged directly to the Group's equity.

The Group has no significant concentrations of credit risk.

(c) Liquidity Risk

The Group manages its liquidity profile to be able to finance its capital expenditure and service its maturing debts by maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.

The Group regularly evaluates its projected and actual cash flow information and continuously assesses conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, and debt capital and equity capital issues.

The maturity profile of the Group's financial liabilities at 31 December 2008 based on contractual undiscounted payments, including future interest payments, is as follows.

	Accounts payable, other payables and accruals		Borrowings		Deferred liabilities and provisions		Derivative liability		Consolidated	
US$ millions	**2008**	2007	**2008**	2007	**2008**	2007	**2008**	2007	**2008**	2007
Not exceeding one year	**667.4**	485.6	**1,509.4**	1,195.6	**30.0**	–	**–**	–	**2,206.8**	1,681.2
More than one year but not exceeding two years	**–**	–	**298.9**	270.2	**24.5**	–	**–**	–	**323.4**	270.2
More than two years but not exceeding five years	**–**	–	**1,851.5**	1,086.8	**58.0**	–	**–**	6.3	**1,909.5**	1,093.1
More than five years	**–**	–	**692.2**	56.9	**77.1**	–	**–**	–	**769.3**	56.9
Total	**667.4**	485.6	**4,352.0**	2,609.5	**189.6**	–	**–**	6.3	**5,209.0**	3,101.4

(d) Fair Value and Cash Flow Interest Rate Risks

The Group's interest rate risk arises from interest-bearing borrowings, cash and cash equivalents and pledged deposits. Borrowings and cash and cash equivalents with variable interest rate terms expose the Group to cash flow interest rate risk. Borrowings and cash and cash equivalents with fixed interest rate terms expose the Group to fair value interest rate risk. At 31 December 2008, 21.5% (2007: 24.1%) of the Group's borrowings were at fixed rates.

The following table demonstrates the sensitivity arising from the Group's financial assets and liabilities at the balance sheet date to a reasonably possible change in interest rates, with all other variables held constant, of the Group's profit attributable to equity holders of the parent and retained earnings (through the impact on variable rate borrowings and cash and cash equivalents). There is no significant impact on the other components of the Group's equity.

	2008		2007	
US$ millions	**Increase/ (decrease) (Basis points)**	**Effect on profit attributable to equity holders of the parent and retained earnings**	Increase/ (decrease) (Basis points)	Effect on profit attributable to equity holders of the parent and retained earnings
Interest rates for				
– U.S. dollar	**50**	**(4.8)**	(300)	16.6
– Rupiah	**(300)**	**0.4**	(50)	0.6
– Peso	**(300)**	**5.1**	100	(0.2)

41. Comparative Amounts

As explained in Note 2(B) to the Financial Statements, due to the adoption of HK(IFRIC)-Int 12 during the year, the accounting treatment and presentation of certain items and balances have been revised to comply with such changes. During the year, the Group also changed its classification of the changes in fair value of plantations from cost of sales to other operating expenses/ income to better reflect the non-operational nature of such an item. Accordingly, certain comparative amounts have been reclassified and restated to conform with the current year's presentation and accounting treatments. In addition, the comparative profit and loss statement has been re-presented as if the operation discontinued during the current year had been discontinued at the beginning of the comparative year (Note 8).

42. Approval of the Financial Statements

The Financial Statements were approved and authorized for issue by the Board of Directors on 25 March 2009.

Glossary of Terms

Financial Terms

DEFINED BENEFIT SCHEME A retirement scheme in which the rules specify the benefits to be paid and the scheme is financed accordingly. Generally, benefits are determined by a formula that takes into account of the final salary and the number of years of service of each member

DEFINED CONTRIBUTION SCHEME A retirement scheme under which the benefits are directly determined by the value of contributions paid in respect of each member

EBIT Earnings before interest and tax

EBIT MARGIN EBIT/turnover

EBITDA Earnings before interest, tax, depreciation and amortization

EBITDA MARGIN EBITDA/turnover

GROSS PROFIT MARGIN Gross profit/turnover

IMPAIRMENT PROVISION Provision made to reduce the carrying amount of an asset to its recoverable amount

NAV Net Asset Value

NET ASSETS Total assets less total liabilities, equivalent to total equity

NET CURRENT ASSETS/LIABILITIES Current assets less current liabilities

NET DEBT Total of short-term and long-term borrowings, net of cash and cash equivalents and pledged deposits and restricted cash

RECURRING PROFIT Profit attributable to equity holders of the parent excluding foreign exchange and derivative gains/losses, gain/loss on changes in fair value of plantations and non-recurring items

Financial Ratios

BASIC EARNINGS PER SHARE Profit attributable to equity holders of the parent/weighted average number of shares in issue during the year

CURRENT RATIO Current assets/current liabilities

DILUTED EARNINGS PER SHARE Profit attributable to equity holders of the parent adjusted for the effect of assumed conversion of all dilutive potential ordinary shares/weighted average number of shares in issue during the year plus the weighted average number of ordinary shares which would be issued on the assumed conversion of all dilutive potential ordinary shares

DIVIDEND PAYOUT RATIO Ordinary share dividends paid and recommended/recurring profit

GEARING RATIO Net debt/total equity

INTEREST COVER Profit before taxation (excluding foreign exchange and derivative gains/losses, gain/loss on changes in fair value of plantations and non-recurring items) and net borrowing costs/net borrowing costs

RETURN ON AVERAGE EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT Recurring profit/average equity attributable to equity holders of the parent

RETURN ON AVERAGE NET ASSETS Recurring profit/average net assets

Other

ADR American Depositary Receipts

AGM Annual General Meeting

DSL Digital Subscriber Line

GAAP Generally Accepted Accounting Principles

GSM Global System for Mobile Communications

HKAS Hong Kong Accounting Standards

HKFRS Hong Kong Financial Reporting Standards

HKICPA Hong Kong Institute of Certified Public Accountants

HK (IFRIC) – INT Hong Kong (International Financial Reporting Interpretations Committee) – Interpretation

IDX Indonesia Stock Exchange

IFRS International Financial Reporting Standards

LISTING RULES The Rules Governing the Listing of Securities on SEHK

MODEL CODE Model Code for Securities Transactions by Directors of Listed Issuers

NYSE The New York Stock Exchange

PSE The Philippine Stock Exchange, Inc.

SEHK The Stock Exchange of Hong Kong Limited

SFO Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

SGM Special General Meeting

3G The third generation of mobile phone technology

Information for Investors

Financial Diary

Announcement of 2008 results	25 March 2009
Annual report posted to shareholders	30 April 2009
Last day to register for final dividend	29 May 2009
Annual General Meeting	3 June 2009
Payment of final dividend	30 June 2009
Preliminary announcement of 2009 interim results	26 August 2009*
Interim report posted to shareholders	30 September 2009*
Financial year-end	31 December 2009
Preliminary announcement of 2009 results	31 March 2010*

* *Subject to confirmation*

Head Office
24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : (852) 2842 4388
Fax : (852) 2845 9243
E-mail : info@firstpac.com.hk

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM12, Bermuda
Telephone : (1 441) 295 2244
Fax : (1 441) 295 8666

Web Site
www.firstpacco.com

Share Information
First Pacific shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipts
Listing date : 12 September 1988
Par value : U.S.1 cent per share
Lot size : 2,000 shares
Number of ordinary shares issued: 3,213,377,003

Stock Codes
SEHK : 00142
Bloomberg : 142 HK
Reuters : 0142.HK

American Depositary Receipts (ADRs) Information
Level: 1
ADRs Code: FPAFY
CUSIP reference number: 335889200
ADRs to ordinary shares ratio: 1:5
ADRs depositary bank: The Bank of New York

To Consolidate Shareholdings
Write to our principal share registrar and transfer office in Bermuda at:
Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08, Bermuda

Or the Hong Kong branch registrar at:
Computershare Hong Kong Investor Services Limited

Registrar Office
Rooms 1806-1807, 18th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR
Telephone : (852) 2862 5555
Fax : (852) 2865 0990/(852) 2529 6087
Email : hkinfo@computershare.com.hk

Transfer Office
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR

A Chinese Version of this Report, or Additional Information
Available at
www.firstpacco.com

Or contact:
Sara Cheung
Vice President
Group Corporate Communications
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : (852) 2842 4374
Fax : (852) 2845 9243
E-mail : info@firstpac.com.hk

Auditors
Ernst & Young
18th Floor, Two International Finance Centre
8 Finance Street
Central, Hong Kong SAR

Solicitors
Richards Butler in association with Reed Smith LLP
20th Floor, Alexandra House
16-20 Chater Road
Central, Hong Kong SAR

Principal Bankers
Calyon Corporate and Investment Bank
Mizuho Corporate Bank, Ltd.
Standard Chartered Bank
Standard Bank Asia Limited
Banco de Oro Unibank
Metropolitan Bank & Trust Company

Ten-Year Statistical Summary

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Results (US$millions)										
Turnover	**4,105.3**	3,040.8	2,474.8	1,986.1	2,054.6	2,161.8	1,892.3	1,851.7	2,299.2	1,671.9
Profit/(loss) for the year	**336.6**	665.6	221.7	138.8	168.2	134.9	79.6	(2,192.4)	120.4	236.3
Profit/(loss) attributable to equity holders of the parent	**200.8**	504.8	164.5	103.0	123.9	74.1	38.2	(1,797.7)	51.9	138.2
Recurring profit	**239.2**	186.7	134.4	103.9	116.3	88.4	51.1	44.6	51.0	41.4
Ordinary share dividends	**37.0**	41.1	22.4	12.3	–	–	–	–	7.7	15.0
Per Ordinary Share Data (U.S.cents)										
Earnings/(loss)										
– Basic	**6.23**	15.72	5.15	3.23	3.89	2.33	1.21	(57.26)	1.78	5.34
– Diluted	**5.93**	15.29	5.06	3.17	N/A	N/A	N/A	N/A	N/A	5.32
– Basic recurring	**7.42**	5.81	4.21	3.26	3.65	2.77	1.62	1.42	1.74	1.60
– Diluted recurring	**7.30**	5.69	4.14	3.20	N/A	N/A	N/A	N/A	N/A	1.60
Dividends	**1.15**	1.28	0.70	0.39	–	–	–	–	0.26	0.52
Equity/(deficit) attributable to equity holders of the parent	**35.17**	35.09	18.18	12.00	7.14	1.60	(0.81)	(4.87)	13.00	22.08
Financial Ratios										
Return on average net assets (%)	**15.84**	18.96	20.95	21.21	32.38	31.03	26.30	11.53	8.79	5.44
Return on average equity attributable to equity holders of the parent (%)	**21.16**	21.79	24.63	32.91	83.17	754.40	N/A	33.30	9.58	5.66
Dividend payout ratio (%)	**15.47**	22.00	16.66	11.84	–	–	–	–	15.09	36.26
Dividend cover (times)	**6.45**	4.55	6.00	8.45	–	–	–	–	6.63	2.76
Interest cover (times)	**4.11**	3.89	3.35	2.64	2.93	2.59	2.41	2.55	3.48	2.96
Current ratio (times)	**0.87**	0.95	1.21	1.45	1.43	1.71	1.02	0.82	1.23	0.95
Gearing ratio (times)										
– Consolidated	**1.06**	0.68	0.83	1.12	1.45	2.12	2.46	2.84	0.76	0.77
– Company	**0.47**	0.35	0.16	0.11	0.10	0.12	0.15	0.09	0.10	0.28
Consolidated Balance Sheet Data (US$millions)										
Capital expenditure	**300.5**	106.3	46.3	56.6	105.1	72.6	92.2	148.2	255.1	314.7
Total assets	**7,199.0**	5,221.1	2,883.5	2,347.1	2,168.7	2,213.5	2,469.5	2,186.4	3,599.2	8,395.7
Net debt	**2,520.8**	1,443.8	857.2	788.5	854.3	907.7	1,136.7	850.4	1,065.0	1,796.8
Total liabilities	**4,823.8**	3,098.1	1,850.7	1,640.4	1,577.6	1,785.7	2,007.1	1,886.9	2,193.7	6,058.1
Net current (liabilities)/assets	**(259.7)**	(81.6)	177.6	295.6	256.4	443.6	20.6	(234.5)	216.4	(81.6)
Total assets less current liabilities	**5,123.3**	3,665.1	2,034.8	1,697.0	1,571.2	1,589.4	1,456.0	899.1	2,644.2	6,644.6
Equity/(deficit) attributable to equity holders of the parent	**1,130.1**	1,131.3	582.7	382.8	227.4	51.1	(25.7)	(152.8)	408.1	642.7
Minority interest	**1,245.1**	991.7	450.1	323.9	363.7	376.7	488.1	452.3	997.4	1,694.9
Total equity	**2,375.2**	2,123.0	1,032.8	706.7	591.1	427.8	462.4	299.5	1,405.5	2,337.6
Company Balance Sheet Data (US$millions)										
Total assets	**2,931.7**	2,898.8	2,406.6	2,471.2	1,891.1	1,782.8	1,867.6	2,395.1	2,938.0	2,568.9
Net debt[(i)]	**731.3**	532.4	237.9	152.6	103.3	96.9	152.1	83.3	150.0	416.2
Total liabilities	**1,373.4**	1,356.0	960.3	1,052.0	824.4	850.8	847.9	1,425.1	1,374.9	1,081.6
Equity attributable to equity holders of the parent	**1,558.3**	1,542.8	1,446.3	1,419.2	1,066.7	932.0	1,019.7	970.0	1,563.1	1,487.3
Other Information (at 31 December)										
Number of shares in issue (millions)	**3,213.4**	3,224.1	3,204.8	3,188.8	3,186.0	3,186.0	3,186.0	3,139.8	3,139.8	2,910.8
Weighted average number of shares in issue (millions)										
– Basic	**3,223.5**	3,211.4	3,193.0	3,186.7	3,186.0	3,186.0	3,152.2	3,139.8	2,923.9	2,586.9
– Diluted	**3,277.6**	3,273.5	3,242.1	3,215.1	N/A	N/A	N/A	N/A	N/A	2,603.3
Share price (HK$)	**2.690**	6.050	4.040	3.000	2.075	1.690	0.700	0.960	2.225	6.000
Market capitalization (US$millions)	**1,108.2**	2,500.7	1,659.9	1,226.5	847.6	690.3	285.9	386.4	895.6	2,239.1
Number of shareholders	**4,983**	4,736	4,989	5,167	5,321	5,452	5,576	5,581	5,581	5,632
Number of employees	**66,452**	62,395	50,087	46,693	49,165	46,951	44,820	48,046	49,493	60,972

N/A: Not applicable

(i) Includes the net debt of wholly-owned financing and holding companies

See pages 156 and 157 for a glossary of terms.

Note: The Group has changed its accounting policies due to the adoption of HK(IFRIC)-Int 12. Details regarding the changes are provided in Note 2(B) of the Financial Statements. In addition, to better illustrate the underlying operational results and recurring profit contributions, the Group has separately presented the changes in fair value of plantation from its recurring profit. Figures from 1999 to 2007 have been restated for such changes accordingly.

Summary of Principal Investments

Philippine Long Distance Telephone Company

PLDT (PSE: TEL; NYSE: PHI) is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company, Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company, ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

Sector	:	Telecommunications
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	187.5 million
Particulars of issued shares held	:	Common shares of Pesos 5 par value
Economic interest	:	26.4%

Further information on PLDT can be found at www.pldt.com

Metro Pacific Investments Corporation

MPIC (PSE: MPI) is a publicly-listed investment and management company based in the Philippines with holdings in infrastructure, utilities and healthcare enterprises.

Sector	:	Infrastructure, Utilities and Healthcare
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	7.0 billion
Particulars of issued shares held	:	Common shares of Peso 1 par value
Economic interest	:	97.3%

Further information on MPIC can be found at www.mpic.com.ph

PT Indofood Sukses Makmur Tbk

Indofood (IDX: INDF) is a "Total Food Solutions" company engaged in food manufacturing, processing, marketing and distribution. It is based in Jakarta and is listed on the Indonesia Stock Exchange. Through its four complementary strategic business groups, Indofood offers and distributes a wide range of food products throughout Indonesia: Consumer Branded Products (noodles, dairy, food seasonings, snack foods and nutrition and special foods), Bogasari (flour and pasta), Agribusiness (oil palm, rubber, sugar cane, cocoa and tea plantations, cooking oils, margarine and shortening) and Distribution. Indofood is one of the world's largest instant noodle manufacturers by volume, plantation companies by hectarage and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in Indonesia.

Sector	:	Consumer Food Products
Place of incorporation/business area	:	Indonesia
Issued number of shares	:	8.8 billion
Particulars of issued shares held	:	Shares of Rupiah 100 par value
Economic interest	:	50.1%

Further information on Indofood can be found at www.indofood.co.id

Philex Mining Corporation

Philex (PSE: PX) is a Philippine listed company engaged in exploration, development and utilization of mineral resources.

Sector	:	Natural Resources
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	3.9 billion
Particulars of issued shares held	:	Common shares of Peso 1 par value
Economic interest	:	20.1%

Further information on Philex can be found at www.philexmining.com.ph

FIRST PACIFIC

First Pacific Company Limited

24th Floor, Two Exchange Square,
8 Connaught Place, Central, Hong Kong SAR
Telephone : (852) 2842 4388
Fax : (852) 2845 9243
Email : info@firstpac.com.hk
Website : www.firstpacco.com

A Chinese version of this annual report is available at www.firstpacco.com or from the Company on request.
本年報之中文版可瀏覽 www.firstpacco.com 或向本公司索取。

This report is printed on environmentally friendly paper
Concept and design: iOne Financial Press Limited
Management portrait: Alan P. K. Soo

FPC Exemption No. (82-836)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in First Pacific Company Limited, you should at once hand this circular and the accompanying Form of Proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was affected for transmission to the purchaser or transferee.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock code: 00142)

NOTICE OF ANNUAL GENERAL MEETING AND PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, RE-ELECTION OF THE RETIRING DIRECTORS AND REFRESHMENT OF THE STOCK OPTION PLAN LIMIT FOR METRO PACIFIC INVESTMENTS CORPORATION

Notice convening the 2009 Annual General Meeting of First Pacific Company Limited to be held at The Victoria and Chater Room, 2nd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong at 3:00 p.m. on Wednesday, 3rd June, 2009 is set out on pages 18 to 22 of this circular.

Whether or not you are able to attend the said meeting, please complete and return the enclosed Form of Proxy to the principal office of First Pacific Company Limited (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong as soon as possible, but in any event not less than 48 hours before the time appointed for the holding of the said meeting or any adjourned meeting thereof. Completion and return of the Form of Proxy will not preclude you from attending and voting in person at the said meeting or any adjourned meeting should you so wish.

28th April, 2009

CONTENTS

In this circular and the appendices to it, the following expressions have the following meanings unless the context requires otherwise:

"2008 AGM"	the annual general meeting of the Company convened and held on 4th June, 2008;
"2009 AGM"	the annual general meeting of the Company to be convened and held on 3rd June, 2009, by the Notice;
"Audit Committee"	the Company's Audit Committee comprising of Mr. Graham L. Pickles (Chairman), Prof. Edward K. Y. Chen and Sir David Tang, independent non-executive directors of the Company;
"Board"	the board of Directors of the Company;
"Bye-laws"	the Bye-laws of the Company, as amended from time to time;
"Code"	the Code on Corporate Governance Practices adopted by the Company on 14th March, 2005 and revised on 25th March, 2009, based on the provisions of Appendix 14 of the Listing Rules;
"Company" or "First Pacific"	First Pacific Company Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange;
"Director" or "Directors"	a director or directors of the Company, from time to time;
"First Pacific Group"	First Pacific and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Latest Practicable Date" or "LPD"	24th April, 2009, being the latest practicable date for ascertaining certain information for inclusion in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Macau"	the Macau Special Administrative Region of the PRC;
"Metro Pacific"	Metro Pacific Investments Corporation, a corporation established under the laws of the Philippines, having its shares listed in the PSE and which is a member of the First Pacific Group, in which the First Pacific Group holds an economic interest of approximately 97.3 per cent;

"Metro Pacific Group"	Metro Pacific and its subsidiaries;
"Metro Pacific Shares"	common shares of par value Peso 1 each of Metro Pacific and any shares resulting from any subsequent consolidation, sub-division or reclassification of those common shares;
"Metro Pacific Stock Option Plan"	the executive stock option plan of Metro Pacific approved by the Company on 1st June, 2007 and by Metro Pacific on 14th June, 2007 for the benefit of the senior management of the Metro Pacific Group as specified thereunder and amended on 20th February, 2009;
"Model Code"	the Model Code for securities transactions by directors of companies listed on the Stock Exchange;
"Nomination Committee"	the Company's Nomination Committee comprising of Mr. Anthoni Salim (Chairman), Ambassadar Albert F. del Rosario, Prof. Edward K. Y. Chen, Sir David Tang and Mr. Graham L. Pickles;
"Notice"	the notice of the 2009 AGM as set out on pages 18 to 22 of this circular;
"Option" or "Options"	an option to subscribe for Metro Pacific Shares granted pursuant to the Metro Pacific Stock Option Plan;
"Peso"	Philippine Peso, the lawful currency of the Republic of the Philippines;
"PRC"	the Peoples' Republic of China;
"Proposals"	the renewal of the general mandate enabling the Directors to allot and issue Shares; the renewal of the Repurchase Mandate; the grant of a general mandate enabling the Directors to allot and issue Shares repurchased by the Company pursuant to the Repurchase Mandate; the re-election of the retiring directors and the refreshment of the Metro Pacific Stock Option Plan Limit, in each case as contemplated by this circular;
"Proposed Refreshment"	the Stock Option Plan Limit proposed to be refreshed by the Shareholders at the AGM, pursuant to which the Board may grant options to eligible participants under the Metro Pacific Stock Option Plan to subscribe for up to 10% of the Metro Pacific Shares in issue as at the date of the 2009 AGM;
"PSE"	the Philippine Stock Exchange;

"Repurchase Mandate"	the general mandate enabling the Company to repurchase its own Shares;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Shareholders"	the holders of Shares from time to time;
"Shares"	ordinary shares of US$0.01 each of the Company and any shares resulting from any subsequent consolidation, sub-division or reclassification of those ordinary shares;
"Sterling pounds"	Sterling pounds, the lawful currency of the United Kingdom;
"Stock Exchange"	the Stock Exchange of Hong Kong Limited;
"Stock Option Plan Limit"	the maximum number of Metro Pacific Shares which may be issued upon the exercise of all options to be granted under the Metro Pacific Stock Option Plan and which shall not in aggregate exceed 10% of the Metro Pacific Shares in issue as at the date of the approval of the Proposed Refreshment by the Shareholders and thereafter, if refreshed, shall not exceed 10% of the Metro Pacific Shares in issue as at the date of approval of the refreshed limit by the Shareholders;
"Substantial Shareholders"	First Pacific Investments Limited and First Pacific Investments (B.V.I.) Limited;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers; and
"US$"	United States dollars, the lawful currency of the United States of America.

FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock code: 00142)

Chairman:
Anthoni Salim

Executive Directors:
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert C. Nicholson

Non-executive Directors:
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Ambassador Albert F. del Rosario
Benny S. Santoso
Napoleon L. Nazareno

Independent Non-executive Directors:
Prof. Edward K. Y. Chen, *G.B.S., CBE, JP*
Sir David W. C. Tang, *KBE*
Graham L. Pickles

Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

28th April, 2009

To the Shareholders of First Pacific Company Limited

Dear Sir or Madam,

**NOTICE OF ANNUAL GENERAL MEETING
AND PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES
AND TO REPURCHASE SHARES,
RE-ELECTION OF THE RETIRING DIRECTORS
AND REFRESHMENT
OF THE STOCK OPTION PLAN LIMIT FOR
METRO PACIFIC INVESTMENTS CORPORATION**

INTRODUCTION

The purpose of this circular is to provide you with information in connection with the convening of the 2009 AGM and explanation in connection with the matters to be dealt with at the 2009 AGM. In accordance with good corporate governance practices, the chairman of the 2009 AGM will direct that each of the resolutions set out in the Notice be voted on by poll.

The Notice convening the 2009 AGM is set out on pages 18 to 22 of this circular.

A Form of Proxy for use at the 2009 AGM is enclosed with this circular. Whether or not you are able to attend the 2009 AGM, you are requested to complete the Form of Proxy and return it to the principal office of the Company in Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the 2009 AGM. Completion and delivery of a Form of Proxy will not preclude you from attending and voting at the 2009 AGM should you so wish.

ADOPTION OF THE AUDITED ACCOUNTS AND THE REPORTS OF THE DIRECTORS AND AUDITORS FOR THE YEAR ENDED 31ST DECEMBER, 2008

A copy of the 2008 annual report of the Company incorporating the audited consolidated accounts of the Company for the year ended 31st December, 2008 and the directors' and auditors' reports thereon and information concerning each of the retiring directors who will be put forward for re-election at the 2009 AGM has been despatched to all Shareholders together with this circular. The audited consolidated accounts of the Company for the year ended 31st December, 2008 have been reviewed by the Audit Committee and approved by the Board for adoption at the 2009 AGM.

DECLARATION OF FINAL DIVIDEND

On 25th March, 2009, the Directors announced the audited results of the Company for the year ended 31st December, 2008. As mentioned in such announcement, the Board has recommended a final dividend of HK 6.00 cents (US 0.77 cent) per share in respect of the financial year ended 31st December, 2008. Subject to approval by Shareholders at the 2009 AGM, the final dividend will be paid in cash in the currency which represents legal tender in the jurisdiction in which the registered address of each Shareholder is situated as follows: Hong Kong dollars for Hong Kong, Macau and PRC registered shareholders, Sterling pounds for shareholders registered in the United Kingdom and US dollars for registered shareholders of all other countries. It is expected that the dividend warrants will be dispatched to Shareholders on or about Tuesday, 30th June, 2009.

The Company's Register of Members will be closed from Saturday, 30th May, 2009 to Wednesday, 3rd June, 2009, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong Branch Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Friday, 29th May, 2009.

RE-APPOINTMENT OF AUDITORS

The Audit Committee has recommended to the Board (which in turn endorses the view), subject to the approval of Shareholders at the 2009 AGM, Ernst & Young be re-appointed as the auditors of the Company for the ensuing year.

RE-ELECTION OF THE RETIRING DIRECTORS

At the 2008 AGM, Mr. Robert C. Nicholson (Executive Director), Mr. Benny S. Santoso (Non-executive Director), Ambassador Albert F. del Rosario (Non-executive Director) and Mr. Graham L. Pickles (Independent Non-executive Director), being the four (4) Directors who had been longest in office since their appointments, together with Mr. Napoleon L. Nazareno (who was appointed on 31st March, 2008 and retired in accordance with the Bye-laws) retired as Directors. All the retiring Directors, being eligible for re-election, offered themselves for re-election and were re-elected for a fixed term of three years, commencing on the date of the 2008 AGM and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2011 or (2) 3rd June, 2011 or (3) the date on which the Directors retire by rotation pursuant to the Code and/or the Bye-laws.

At the 2009 AGM, Mr. Anthoni Salim (Non-executive Chairman), Mr. Sutanto Djuhar (Non-executive Director), Mr. Tedy Djuhar (Non-executive Director) and Mr. Ibrahim Risjad (Non-executive Director), being the four (4) Directors who have been longest in office since their appointments, will retire as Directors at the 2009 AGM. All retiring Directors are eligible for re-election and have offered themselves for re-election at the 2009 AGM.

At the Company's Nomination Committee meeting held on 11th December, 2008, the Directors accepted Mr. Anthoni Salim's nomination to stand for re-election for a fixed term of not more than three years, commencing on the date of the 2009 AGM and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2012 or (2) 2nd June, 2012 or (3) the date on which Mr. Anthoni Salim retires by rotation pursuant to the Code and/or the Bye- laws.

As for Mr. Sutanto Djuhar, Mr. Tedy Djuhar and Mr. Ibrahim Risjad, due to their other engagements, the Nomination Committee accepted their nominations to stand for re-election for a fixed term of one year, commencing on the date of the 2009 AGM and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2010 or (2) 2nd June, 2010. The proposed re-election for each of the four retiring Directors will be considered by separate resolutions at the 2009 AGM.

The biographical details of each of the four retiring Directors who will stand for re-election at the 2009 AGM, as required by Rule 13.51(2) of the Listing Rules, are set out in Appendix I of this circular to enable Shareholders to make an informed decision on their re-election. Save as otherwise disclosed in this circular, there is no information to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there any other matters that need to be brought to the attention of Shareholders in respect of the four Directors who will stand for re-election at the 2009 AGM.

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

To keep in line with current corporate practices, resolutions will be proposed at the 2009 AGM, seeking Shareholders' approval for, inter alia, the renewal of the general mandate enabling the Directors to allot and issue Shares; the grant of the Repurchase Mandate and the grant of a general mandate enabling the Directors to allot and issue Shares repurchased by the Company pursuant to the Repurchase Mandate.

At the 2008 AGM, Shareholders passed an ordinary resolution granting to the Directors a general mandate to allot and issue Shares up to a limit equal to 20 per cent of the aggregate nominal amount of the issued share capital of the Company as at 4th June, 2008. Your Directors believe that it would be in the best interests of the Company to renew this mandate, as it will expire at the conclusion of the 2009 AGM.

At the 2008 AGM, Shareholders also passed an ordinary resolution granting to the Directors a general mandate to exercise the powers of the Company to repurchase its own Shares up to a limit of 10 per cent in aggregate of the Company's issued share capital as at 4th June, 2008. A further ordinary resolution was passed by Shareholders granting to the Directors a general mandate to allot and issue Shares repurchased by the Company pursuant to the Repurchase Mandate. Your Directors believe that it would be in the best interests of the Company to renew these mandates as they will expire at the conclusion of the 2009 AGM.

There is at present no intention for the Company to repurchase any of its Shares. The main features of the Listing Rules regarding share repurchase on the Stock Exchange and further details in relation to purchases by the Company of its own Shares are contained in the explanatory statement set out in Appendix II of this circular so as to enable Shareholders to make an informed decision on whether to vote for or against the resolutions to approve the share repurchase mandate at the 2009 AGM at which such resolutions will be proposed.

REFRESHMENT OF THE STOCK OPTION PLAN LIMIT OF THE METRO PACIFIC STOCK OPTION PLAN

Metro Pacific is a Manila, Philippines-based investment holding and management company listed on the PSE, with its common shares listed and traded on the PSE under the symbol "MPI". Metro Pacific was listed on the PSE in December 2006 which represented the completion of a comprehensive reorganization plan launched in early 2006 for Metro Pacific Corporation.

During 2008, Metro Pacific has significantly expanded its infrastructure and healthcare business portfolio through the acquisition of a further interest in Maynilad Water Services, Inc. to a controlling position of 57%, the acquisition of a 67.1% interest in Manila North Tollways Corporation which holds the franchise for the North Luzon Expressway, and the acquisition of interests in Davao Doctors Hospital and Medical Doctors, Inc. In addition, it is expected that Metro Pacific will conclude the proposed acquisition of a 10.17% interest in Manila Electric Company in 2009.

At the Company's annual general meeting held on 1st June, 2007, the Shareholders had approved, among others, the adoption of the Metro Pacific Stock Option Plan. Subsequent approval was also obtained from the stockholders of Metro Pacific for certain amendments to the Metro Pacific Stock Option Plan, including the increase in the number of shares reserved for the exercise of options granted thereunder, conformably to the changes in the outstanding capital stock of Metro Pacific and approval of the listing with the PSE of the shares to be issued on exercise of the Options to be granted under the Metro Pacific Stock Option Plan.

Since the date of adoption of the Metro Pacific Stock Option Plan by the Company on 1st June, 2007 and by Metro Pacific on 14th June, 2007, the total number of outstanding capital stock of Metro Pacific has increased significantly from 1,239,252,449 common shares to 9,416,766,813 common shares as a result of a series of capital injections. With the expanded business portfolio, Metro Pacific has become a larger company, both in terms of turnover and manpower. The purpose of the Metro Pacific Stock Option Plan is to (i) enable the senior management officers and directors of the Metro Pacific Group who are largely responsible for the further growth and development of the Metro Pacific Group to obtain an ownership interest in Metro Pacific; (ii) encourage the long term commitment of such officers and directors of the Metro Pacific Group; (iii) motivate such officers and directors to continue their efforts in contributing to the long-term financial success of the Metro Pacific Group; and (iv) encourage management with appropriate skill and experience to join the Metro Pacific Group. The current Stock Option Plan Limit, based on the issued share capital of Metro Pacific as at 14th June, 2007, will not be sufficient as the number of senior executives who are eligible to participate in the Metro Pacific Stock Option Plan has increased since the limit was approved. In this respect, it is appropriate to refresh the limit of the plan and to enlarge the number of options available based on the issued share capital of Metro Pacific as at the date of the 2009 AGM.

Accordingly, the Company would like to seek approval from its Shareholders at the 2009 AGM for the refreshment of the 10% limit under the Metro Pacific Stock Option Plan, noting that the total number of Metro Pacific Shares which may be issued upon exercise of all Options to be granted under the refreshed limit for the Metro Pacific Stock Option Plan must not exceed 10% of the Metro Pacific Shares in issue as at the date of approval of the Stock Option Plan Limit.

As at the Latest Practicable Date, a total of 123,925,245 Options to subscribe for Metro Pacific Shares have been granted under the Metro Pacific Stock Option Plan, of which a total of 61,962,622 Options have been vested while 30,500,000 Options and 31,312,623 Options will vest on 2nd January, 2010 and 10th March, 2010, respectively.

Further details relating to the proposed refreshment of the Metro Pacific Stock Option Plan Limit is set out in Appendix III of this circular.

PROCEDURES TO DEMAND A POLL AT THE ANNUAL GENERAL MEETING

Consistent with the Listing Rule requirements and good corporate governance practices, the Chairman of the 2009 AGM will demand a poll for each of the resolutions set out in the Notice.

In accordance with Bye-law 79, every resolution put to the vote at a Shareholders' meeting shall be decided on a show of hands unless before or on the declaration of the results of the show of hands, a poll is demanded by:

(i) the chairman; or

(ii) at least three (3) members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing not less than one-tenth (1/10th) of the total voting rights of all members having the right to vote at the meeting; or

(iv) a member or members present in person or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth (1/10th) of the total sum paid up on all the Shares conferring that right.

In accordance with Bye-law 80, if a poll is demanded in the manner aforesaid, it shall be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not more than thirty (30) days from the date of the meeting or adjourned meeting at which the poll was demanded, as the chairman directs. The results of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATION

Your Directors are of the opinion that the Proposals are in the best interests of the Company and its Shareholders and recommend you to vote in favor of the resolutions to be proposed at the 2009 AGM to be held on 3rd June, 2009. The Directors have indicated that the votes attaching to the Shares owned by them and their respective associates (as defined in the Listing Rules) will, where entitled, be cast in favor of all the resolutions to be proposed at the 2009 AGM.

Yours faithfully,
For and on behalf of the Board of Directors of
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

The following are the particulars of the four retiring Directors proposed to be re-elected at the 2009 AGM:

1. Mr. Anthoni Salim

Chairman of the Board and Chairman of the Nomination Committee

Age 60, born in Indonesia. Mr. Salim graduated from Ewell County Technical College in London. Mr. Salim is the President and CEO of the Salim Group, President Director and CEO of PT Indofood Sukses Makmur Tbk ("Indofood"), and holds positions as Commissioner and Director in various companies, including Futuris Corporation Limited, Australia.

Mr. Salim serves on the Boards of Advisors of several multinational companies. He was a member of the GE International Advisory and is currently a member of the Advisory Board of ALLIANZ Group, an insurance company based in Germany. He joined the Asia Business Council in September 2004.

Mr. Salim is the son of Mr. Soedono Salim, the Honorary Chairman and Advisor to the Board. Save as disclosed herein, he is not or was not connected with any director and senior management of the Company.

Mr. Salim has served as a Director of the First Pacific Group since 1981 and assumed the role of Chairman of First Pacific in June 2003.

As at the Latest Practicable Date, Mr. Salim was interested, or was deemed to be interested in the following long positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) was required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 790,229,364 ordinary shares[(C)] (24.59%) of the Company holding through First Pacific Investments Limited ("FPIL-Liberia"), a Liberian company which is owned by Mr. Anthoni Salim (10%), Salerni International Limited (a company which Mr. Anthoni Salim holds 100% of its issued capital) (46.8%), Mr. Sutanto Djuhar (30%), Mr. Tedy Djuhar (10%), and a company controlled by Mr. Ibrahim Risjad (3.2%).

ii. 632,226,599 ordinary shares[(C)] (19.68%) of the Company holding through First Pacific Investments (B.V.I.) Limited ("FPIL-BVI"), a British Virgin Islands company which Mr. Anthoni Salim beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

iii. 632,370 shares[(C)] (0.01%) in Indofood and a direct interest of 2,007,788 shares (0.14%) in Indofood Agri Resources Ltd. ("IndoAgri") through his controlled corporations other than the Company and an indirect interest of 998,200,000 IndoAgri shares (69.38%) through First Pacific group companies.

Mr. Salim has not entered into any service contract with the Company. In addition to any remuneration otherwise payable under the Company's Bye-laws, as a Non-executive Chairman, Mr. Salim is entitled to receive by way of remuneration for his service the sum of US$5,000 for each meeting of the Board of Directors or Committee of the Board which he attends in person or by telephone conference call, as shall be determined by the Board from time to time, details as set out in Note 37(A) to the Financial Statements headed "Directors' Remuneration" on page 143 in First Pacific's 2008 Annual Report.

2. Mr. Sutanto Djuhar
Non-executive Director

Age 81, born in Indonesia. Mr. Djuhar has founded numerous Indonesian companies involved primarily in cement plants and real estate development. He is a Commissioner of PT Kartika Chandra and serves as a Director of PT Bogasari Flour Mills and Pacific Industries and Development Limited. Mr. Djuhar has served as a Director of the First Pacific Group since 1981.

Mr. Djuhar is the father of Mr. Tedy Djuhar. Save as disclosed herein, he is not or was not connected with any director and the senior management of the Company.

As at the Latest Practicable Date, Mr. Djuhar was interested, or was deemed to be interested in the following long positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) was required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 790,229,364 ordinary shares[C] (24.59%) of the Company holding through FPIL-Liberia, a Liberian company which is owned by Mr. Anthoni Salim (10%), Salerni International Limited (a company which Mr. Anthoni Salim holds 100% of its issued capital) (46.8%), Mr. Sutanto Djuhar (30%), Mr. Tedy Djuhar (10%), and a company controlled by Mr. Ibrahim Risjad (3.2%).

ii. 15,520,335 shares[C] in Indofood.

Mr. Djuhar has not entered into any service contract with the Company. In addition to any remuneration otherwise payable under the Company's Bye-laws, as a Non-executive Director, Mr. Djuhar is entitled to receive the sum of US$5,000 for each meeting of the Board of Directors or Board Committee which he attends in person or by telephone conference call. During the year 2008, Mr. Djuhar did not receive any remuneration from the Company.

3. Mr. Tedy Djuhar

Non-executive Director

Age 57, born in Indonesia. Mr. Djuhar received a Bachelor of Economics degree from the University of New England in Australia. Mr. Djuhar is the Vice President Director of PT Indocement Tunggal Prakarsa Tbk, Director of Pacific Industries and Development Limited, and Director of a number of other Indonesian companies. Mr. Djuhar has served as a Director of the First Pacific Group since 1981.

Mr. Djuhar is the son of Mr. Sutanto Djuhar. Save as disclosed herein, he is not or was not connected with any director and the senior management of the Company.

As at the Latest Practicable Date, Mr. Djuhar was interested, or was deemed to be interested in the following long positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) was required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 790,229,364 ordinary shares[C] (24.59%) of the Company holding through FPIL-Liberia, a Liberian company which is owned by Mr. Anthoni Salim (10%), Salerni International Limited (a company which Mr. Anthoni Salim holds 100% of its issued capital) (46.8%), Mr. Sutanto Djuhar (30%), Mr. Tedy Djuhar (10%), and a company controlled by Mr. Ibrahim Risjad (3.2%).

ii. 15,520,335 shares[C] in Indofood.

Mr. Djuhar has not entered into any service contract with the Company. In addition to any remuneration otherwise payable under the Company's Bye-laws, as a Non-executive Director, Mr. Djuhar is entitled to receive the sum of US$5,000 for each meeting of the Board of Directors or Board Committee which he attends in person or by telephone conference call, as shall be determined by the Board from time to time, details as set out in Note 37(A) to the Financial Statements headed "Directors' Remuneration" on page 143 in First Pacific's 2008 Annual Report.

4. Mr. Ibrahim Risjad

Non-executive Director

Age 75, born in Indonesia. Mr. Risjad serves as a Commissioner of PT Indofood Sukses Makmur Tbk. Mr. Risjad has served as a Director of the First Pacific Group since 1981.

As at the Latest Practicable Date, Mr. Risjad was interested, or was deemed to be interested in the following long positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) was required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 6,406,180 shares[(C)] in Indofood.

Mr. Risjad has not entered into any service contract with the Company. In addition to any remuneration otherwise payable under the Company's Bye-laws, as a Non-executive Director, Mr. Risjad is entitled to receive the sum of US$5,000 for each meeting of the Board of Directors or Board Committee which he attends in person or by telephone conference call. During the year 2008, Mr. Risjad did not receive any remuneration from the Company.

Save as disclosed herein, Mr. Risjad has no financial or family relationships with any other Directors, senior management or substantial or controlling shareholders of the Company.

This appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to accompany the notice of an annual general meeting at which a resolution is to be proposed in relation to the repurchase by the Company of its own Shares.

1. REPURCHASE MANDATE

The relevant sections of the Listing Rules which permit companies with a primary listing on the Stock Exchange to repurchase their Shares on the Stock Exchange, subject to certain restrictions, are summarised below:

(a) Shareholders' approval

The Listing Rules provide that all proposed repurchases of shares by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval of a particular transaction. The Listing Rules require an explanatory statement such as is contained herein to be sent to Shareholders to give Shareholders adequate information to enable them to decide whether to approve the grant of such a mandate.

(b) Source of funds

Repurchases must be funded out of funds legally available for the purpose under Bermuda law.

(c) Maximum number of shares to be repurchased

The Shares proposed to be repurchased by the Company must be fully paid up. A maximum of 10 per cent of the outstanding share capital at the date of passing the relevant resolution may be repurchased on the Stock Exchange. On the basis of the existing issued share capital of the Company of 3,213,377,003 Shares, as at the Latest Practicable Date, and assuming no further exercise of options granted by the Company pursuant to the Company's share option plan, and no further Shares are issued or repurchased by the Company prior to the 2009 AGM, not more than 321,337,700 Shares may be repurchased on the Stock Exchange pursuant to the Repurchase Mandate.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders to seek a general authority from Shareholders to enable the Company to repurchase Shares on the Stock Exchange. Such repurchases, depending on market conditions and funding arrangements at the time, may lead to enhancement of the net asset value of the Company and/or earnings per Share and will be made only when the Directors believe that such repurchases will benefit the Company and its Shareholders.

3. FUNDING OF REPURCHASE

Repurchases must be funded out of funds legally available for the purpose in accordance with the Company's Memorandum of Association and Bye-laws and the laws of Bermuda.

The Directors have no present intention to repurchase any Shares of the Company and they would exercise the power to repurchase in circumstances only where they consider that the repurchase would be in the best interests of the Company and in circumstances where they consider that the Shares can be repurchased on terms favourable to the Company. On the basis of the audited consolidated financial position of the Company as at 31st December, 2008, being the date to which the latest published audited accounts of the Company were made up, the Directors consider that if the general mandate to repurchase Shares were to be exercised in full at the currently prevailing market value, it could have a material adverse impact on the working capital position and gearing position of the Company.

The Directors do not propose to exercise the Repurchase Mandate to such extent as, in the circumstances, would have a material adverse effect on the working capital requirements of the Company as compared with the position disclosed in the latest published audited accounts or the gearing levels that in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICE

The Company has repurchased a total of 17,826,000 Shares (0.55%) in 2008. The following table shows the highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the twelve months ended 31st March, 2009 and from 1st April, 2009 up to the Latest Practicable Date:

Month	Highest traded price *HK$*	Lowest traded price *HK$*
2008		
April	6.15	5.13
May	5.99	4.80
June	5.86	4.77
July	5.00	4.18
August	5.02	4.32
September	5.00	3.51
October	4.30	1.93
November	3.38	2.12
December	3.23	2.58
2009		
January	2.99	2.62
February	3.23	2.68
March	2.94	2.40
From 1st April, 2009 to LPD	3.46	2.65

5. DISCLOSURE OF INTERESTS

None of the Directors or, to the best of their knowledge, having made all reasonable enquiries, any of their associates currently intend to sell Shares to the Company or its subsidiaries, in the event that the proposed Repurchase Mandate is approved by Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have any present intention to sell any Shares, or have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Mandate is approved by Shareholders.

6. TAKEOVERS CODE

If as a result of a repurchase of Shares pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of increase in the Shareholders' interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory general offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the Substantial Shareholders beneficially owned Shares representing a total of 44.27 per cent of the issued share capital of the Company. Although the Directors have no present intention to repurchase any Shares of the Company, if the Directors were to exercise the Repurchase Mandate in full, such Shares owned by the Substantial Shareholders would represent approximately 49.19 per cent of the then issued share capital of the Company. As a result, the Substantial Shareholders would become obliged to make a mandatory general offer in accordance with Rule 26 of the Takeovers Code. Save as aforesaid, the Directors are not aware of any other consequences which would arise under the Takeovers Code as a result of any repurchase of Shares pursuant to the Repurchase Mandate.

At present, the Company has no intention to exercise the Repurchase Mandate in such a way and to such an extent that would cause a mandatory general offer obligation to arise for the Substantial Shareholders.

The Directors will not exercise the Repurchase Mandate if the repurchase would result in the number of listed Shares which are in the hands of the public falling below the relevant prescribed minimum percentage as required by the Stock Exchange.

7. DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the laws of Bermuda.

Pursuant to the terms of the Metro Pacific Stock Option Plan and in compliance with the provisions of Chapter 17 of the Listing Rules, the maximum number of Metro Pacific Shares which may be issued upon the exercise of all options to be granted under the Metro Pacific Stock Option Plan shall not exceed 10% of the Metro Pacific Shares in issue as at the date of approval of the Metro Pacific Stock Option Plan at the Company's 2007 annual general meeting held on 1st June, 2007, being 123,925,245 Metro Pacific Shares.

As at the Latest Practicable Date, a total of 123,925,245 Options to subscribe for Metro Pacific Shares have been granted under the Metro Pacific Stock Option Plan, of which a total of 61,962,622 Options have been vested while 30,500,000 Options and 31,312,623 Options will vest on 2nd January, 2010 and 10th March, 2010, respectively.

As at the Latest Practicable Date, the total number of Metro Pacific Shares in issue is 9,416,766,813. Upon the Proposed Refreshment and on the assumption that the total number of Metro Pacific Shares in issue remains unchanged prior to the date of the AGM, Metro Pacific may grant options to eligible participants under the Metro Pacific Share Option Plan to subscribe for a maximum of 941,676,681 Metro Pacific Shares, being 10% of the Metro Pacific Shares in issue as at the date of approval of the Proposed Refreshment, subject to the terms and conditions of the Metro Pacific Stock Option Plan.

Pursuant to the terms of the Metro Pacific Share Option Plan and in accordance with the relevant provisions of Chapter 17 of The Listing Rules, the total number of Metro Pacific Shares which may be issued upon exercise of all outstanding options yet to be exercised under the Metro Pacific Share Option Plan at any time shall not exceed 30% of the Metro Pacific Shares in issue from time to time. No options may be granted under the Metro Pacific Share Option Plan or any other share option scheme of the company if it will result in the aforesaid 30% limit being exceeded.

The Directors consider that it is in the best interest of the Company to refresh the Stock Option Plan Limit so as to provide incentives to and to recognise the contribution of the eligible participants, including the Group's employees under the Metro Pacific Share Option Plan.

At the 2009 AGM, an ordinary resolution will be proposed to the Shareholders to approve the Proposed Refreshment so that the total number of Metro Pacific Shares which may be issued upon exercise of all options to be granted under Metro Pacific Shares Option Plan shall not exceed 941,676,681 Metro Pacific Shares representing 10% of the Metro Pacific Shares in issue at the date of approval of the Proposed Refreshment by the Shareholders at the 2009 AGM, subject to the terms and conditions of the Metro Pacific Stock Option Plan.

Application will be made to the PSE for the granting of approval for the listing of shares falling to be issued on the exercise of Options to be granted under the Metro Pacific Stock Option Plan.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock code: 00142)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of First Pacific Company Limited (the "Company") will be held at The Victoria and Chater Room, 2nd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Wednesday, 3rd June, 2009 at 3:00 p.m. for the following purposes:

1. To receive and adopt the Audited Accounts and the Reports of the Directors and auditors for the year ended 31st December, 2008.

2. To declare a final cash dividend of HK 6.00 cents (US 0.77 cent) per ordinary share for the year ended 31st December, 2008.

3. To re-appoint Ernst & Young as auditors of the Company and to authorize the Board of Directors of the Company to fix their remuneration.

4. As ordinary business, to consider and, if thought fit, pass each of the following resolutions as an Ordinary Resolution of the Company:

   (i) **THAT** Mr. Anthoni Salim be and he is hereby re-elected as a Non-executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2012 or (2) 2nd June, 2012 or (3) the date on which Mr. Anthoni Salim retires by rotation pursuant to the Code on Corporate Governance Practices adopted by the Company (the "Code") and/or the Bye-laws.

   (ii) **THAT** Mr. Sutanto Djuhar be and he is hereby re-elected as a Non-executive Director of the Company for a fixed term of one year, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2010 or (2) 2nd June, 2010.

   (iii) **THAT** Mr. Tedy Djuhar be and he is hereby re-elected as a Non-executive Director of the Company for a fixed term of one year, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2010 or (2) 2nd June, 2010.

(iv) **THAT** Mr. Ibrahim Risjad be and he is hereby re-elected as a Non-executive Director of the Company for a fixed term of one year, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2010 or (2) 2nd June, 2010.

5. To authorise the Board of Directors to fix the remuneration of the Executive Directors pursuant to the Company's Bye-laws, and to fix the remuneration of the Non-executive Directors at the sum of US$5,000 for each meeting of the Board of Directors or Board Committee which he attends in person or by telephone conference call, as shall be determined from time to time by the Board.

6. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT** the Board of Directors of the Company be and is hereby authorised to appoint additional directors as an addition to the Board, but so that the maximum number of directors so appointed by the directors shall not in any case exceed the maximum number of directors specified in the Company's Bye-laws from time to time and any person so appointed shall remain as a director only until the next following annual general meeting of the Company and then shall be eligible for re-election at that meeting."

7. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby approved generally and unconditionally;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, or (iii) the exercise of options granted under any share option scheme adopted by the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed twenty (20) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's Bye-laws to be held; and

(iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

8. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase issued shares of US$0.01 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the Shares may be listed, and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, be and is hereby approved generally and unconditionally;

(b) the aggregate nominal amount of share capital which may be purchased or agreed conditionally or unconditionally to be purchased by the directors of the Company pursuant to the approval in paragraph (a) above shall not exceed ten (10) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's Bye-laws to be held; and

(iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting."

9. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT** conditional upon the passing of Ordinary Resolutions numbered 7 and 8 as set out in the Notice convening this meeting, the aggregate nominal amount of the number of shares in the capital of the Company that shall have been repurchased by the Company after the date hereof pursuant to and in accordance with the said Ordinary Resolution 8 shall be added to the aggregate nominal amount of share capital that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to the general mandate to allot and issue shares granted to the directors of the Company by the said Ordinary Resolution 7."

10. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT** the existing limit on the grant of options under the executive stock option plan ("**Metro Pacific Stock Option Plan**") of Metro Pacific Investments Corporation ("**Metro Pacific**") adopted by the Company on 1st June, 2007 (the "**Scheme**") be and is hereby refreshed so that the total number of shares of Metro Pacific ("**Metro Pacific Shares**") to be allotted and issued upon exercise of any options to be granted under the Metro Pacific Stock Option Plan shall not exceed 10% of the total number of Metro Pacific Shares in issue as at the date of the passing of this resolution ("**Refreshed Stock Option Plan Limit**") and that the Directors be and are hereby authorized to do such acts and execute such documents to effect the Refreshed Stock Option Plan Limit and to exercise all powers of the Company to allot, issue and deal with the Metro Pacific Shares pursuant to the exercise of such options."

11. To transact any other ordinary business of the Company.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 28th April, 2009

Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Explanatory Notes to the Notice of Annual General Meeting:

1. Every member entitled to attend and vote at the 2009 AGM is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. A form of proxy for use at the 2009 AGM is enclosed in the circular which contains the notice of the meeting (the "Notice"). The form of proxy will also be published on the website of the Stock Exchange and can also be downloaded from the Company's website: http://www.firstpacco.com.

3. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the principal office of the Company (Attention: Corporate Secretarial Department) not less than 48 hours before the time appointed for holding the 2009 AGM or any adjournment thereof.

4. With respect to agenda item No. 4 in the Notice, the biographical details of each of the Directors who will stand for re-election at the 2009 AGM, as required by Rule 13.51(2) of the Listing Rules as at the latest practicable date, are set out in Appendix I of the circular containing the Notice to enable Shareholders to make an informed decision on their re-election.

5. With respect to agenda item No. 7 in the Notice, approval is being sought from the members because under the Listing Rules the existing general mandate to issue shares lapses at the meeting.

6. An explanatory statement containing further details regarding agenda item No. 8 in the Notice on the general mandate to repurchase shares is set out in Appendix II of the circular containing the Notice.

7. Further details regarding agenda item No. 10 in the Notice on the refreshment of the Stock Option Plan limit of the Metro Pacific Stock Option Plan is set out in Appendix III of the circular containing the Notice.

8. The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

此乃要件　請即處理

閣下如對本通函任何方面或對應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一太平有限公司股份全部**出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址：http://www.firstpacco.com

(股份代號：00142)

股東週年大會通告
以及有關發行股份
及購回股份之一般授權
重選退任董事
以及更新
METRO PACIFIC INVESTMENTS CORPORATION
之購股權計劃上限之建議

第一太平有限公司謹訂於二零零九年六月三日(星期三)下午三時正假座香港中環干諾道中五號香港文華東方酒店二樓維多利亞廳及遮打廳舉行二零零九年度股東週年大會，召開大會之通告詳載於本通函第18至22頁。

無論　閣下能否出席上述大會，務請　閣下儘快填妥及交回隨附之代表委任表格，而無論如何必須於上述大會或其任何續會指定舉行時間四十八小時前將表格送達第一太平有限公司之主要辦事處(致：公司秘書處)，地址為香港中環康樂廣場八號交易廣場第二座二十四樓。即使填妥及交回代表委任表格後，　閣下仍可親身出席上述大會或其任何續會，並於會上投票。

二零零九年四月二十八日

目　錄

在本通函及附錄內，除文義另有所指外，下列詞彙具有以下涵義:

「二零零八年度股東週年大會」	指	本公司於二零零八年六月四日召開及已舉行之股東週年大會；
「二零零九年度股東週年大會」	指	本公司以通告召開及將於二零零九年六月三日舉行之股東週年大會；
「審核委員會」	指	由本公司三名獨立非執行董事Graham L. Pickles先生（主席）、陳坤耀教授及鄧永鏘爵士組成之審核委員會；
「董事會」	指	本公司董事會；
「公司細則」	指	本公司不時修訂之公司章程細則；
「守則」	指	本公司於二零零五年三月十四日根據上市規則附錄14之條文採納，並於二零零九年三月二十五日修訂之企業管治常規守則；
「本公司」或「第一太平」	指	第一太平有限公司，一間於百慕達註冊成立獲豁免之有限公司，其股份於聯交所上市；
「董事」	指	本公司不時委任之董事；
「第一太平集團」	指	第一太平及其附屬公司；
「香港」	指	中國香港特別行政區；
「港元」	指	香港法定貨幣港元；
「最後可行日期」	指	二零零九年四月二十四日，即確定本通函所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「澳門」	指	中國澳門特別行政區；
「Metro Pacific」	指	Metro Pacific Investments Corporation，根據菲律賓法例成立之公司，其股份於菲律賓證交所上市，為第一太平集團之成員公司，第一太平集團持有其約97.3%之經濟權益；

「Metro Pacific集團」	指	Metro Pacific及其附屬公司；
「Metro Pacific股份」	指	Metro Pacific每股面值1披索之普通股，以及任何其後經該等普通股合併、分拆或重新分類而產生之任何股份；
「Metro Pacific購股權計劃」	指	為Metro Pacific集團高級管理層之利益（如下文所述）而作出，並於二零零七年六月一日獲本公司批准及於二零零七年六月十四日獲Metro Pacific批准，以及於二零零九年二月二十日修訂之Metro Pacific行政人員購股權計劃；
「標準守則」	指	聯交所有關上市公司董事進行證券交易之標準守則；
「提名委員會」	指	由林逢生先生（主席）、Albert F. del Rosario大使、陳坤耀教授、鄧永鏘爵士及Graham L. Pickles先生組成之本公司提名委員會；
「通告」	指	載於本通函第18至22頁之二零零九年度股東週年大會之通告；
「購股權」	指	根據Metro Pacific購股權計劃所授出可認購Metro Pacific股份之購股權；
「披索」	指	菲律賓共和國之法定貨幣菲律賓披索；
「中國」	指	中華人民共和國；
「建議」	指	如本通函所載建議，包括重新授予董事配發及發行股份的一般授權；重新授予購回授權；授予董事配發及發行本公司根據購回授權所購回股份的一般授權；重選退任董事以及更新Metro Pacific購股權計劃上限；
「建議更新事項」	指	建議有待股東在股東週年大會上批准更新之購股權計劃上限，據此董事會可根據Metro Pacific購股權計劃向合資格參與人士授出購股權，惟彼等據此最多只可認購於二零零九年度股東週年大會舉行當日之已發行Metro Pacific股份之10%；
「菲律賓證交所」	指	菲律賓證券交易所；

「購回授權」	指	授予本公司可購回本公司股份之一般授權；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股東」	指	不時之股份持有人；
「股份」	指	本公司每股面值0.01美元之普通股，以及任何其後經該等普通股合併、分拆或重新分類而產生之任何股份；
「英鎊」	指	英國之法定貨幣英鎊；
「聯交所」	指	香港聯合交易所有限公司；
「購股權計劃上限」	指	在根據Metro Pacific購股權計劃授出之所有購股權獲行使時須予發行之Metro Pacific股份最高數目，合共不可超過股東在批准建議更新事項當日已發行之Metro Pacific股份之10%，而在此之後，倘若更新此上限，亦不可超過在股東批准有關之更新上限當日已發行之Metro Pacific股份之10%；
「主要股東」	指	First Pacific Investments Limited及First Pacific Investments (B.V.I.) Limited；
「收購守則」	指	香港公司收購及合併守則；及
「美元」	指	美利堅合眾國之法定貨幣美元。

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址：http://www.firstpacco.com

(股份代號：00142)

主席：
林逢生

執行董事：
彭澤仁*(常務董事兼行政總監)*
唐勵治
黎高臣

非執行董事：
林文鏡
林宏修
Ibrahim Risjad
Albert F. del Rosario大使
謝宗宣
Napoleon L. Nazareno

獨立非執行董事：
陳坤耀教授，*金紫荊星章、CBE、太平紳士*
鄧永鏘爵士，*KBE*
Graham L. Pickles

主要辦事處：
香港中環
康樂廣場八號
交易廣場第二座
二十四樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

敬啟者：

股東週年大會通告
以及有關發行股份
及購回股份之一般授權
重選退任董事
以及更新
METRO PACIFIC INVESTMENTS CORPORATION
之購股權計劃上限之建議

緒言

本通函旨在向 閣下提供有關召開二零零九年度股東週年大會之資料，以及說明將於二零零九年度股東週年大會處理之事項。按照良好企業管治常規，二零零九年度股東週年大會主席將指示按股數表決方式就通告所載各項決議案投票表決。

召開二零零九年度股東週年大會之通告載於本通函第18至22頁。

本通函隨附二零零九年度股東週年大會之代表委任表格。無論　閣下能否出席二零零九年度股東週年大會，務請　閣下按代表委任表格列印之指示填妥及交回表格，而無論如何必須於二零零九年度股東週年大會指定舉行時間四十八小時前送達本公司於香港之主要辦事處。填妥及交回代表委任表格後，　閣下仍可親身出席二零零九年度股東週年大會，並於會上投票。

採納截至二零零八年十二月三十一日止年度之經審核賬目以及董事會與核數師報告

載有本公司截至二零零八年十二月三十一日止年度之經審核綜合賬目以及董事與核數師相關報告之本公司二零零八年年報，以及有關擬於二零零九年度股東週年大會重選連任之各退任董事資料已連同本通函寄交全體股東。本公司截至二零零八年十二月三十一日止年度之經審核綜合賬目已由審核委員會審閱及獲董事會批准，並將於二零零九年度股東週年大會上徵求通過。

宣派末期股息

於二零零九年三月二十五日，董事宣布本公司截至二零零八年十二月三十一日止年度之經審核業績。誠如該公告所述，董事會建議派發截至二零零八年十二月三十一日止財政年度之末期股息每股6.00港仙(0.77美仙)。待股東於二零零九年度股東週年大會批准後，本公司將按每位股東登記地址之當地法定貨幣以現金派發末期股息如下：登記地址為香港、澳門及中國之股東獲派發港元股息；登記地址為英國之股東獲派發英鎊股息；而登記地址為其他國家之所有股東則獲派發美元股息。預期股息單將約於二零零九年六月三十日(星期二)寄予股東。

本公司將於二零零九年五月三十日(星期六)至二零零九年六月三日(星期三)期間(包括首尾兩日)暫停辦理股東登記手續，期間將不辦理股份過戶登記。為符合資格獲分派擬派末期股息，所有填妥之股份過戶表格連同相關股票須於二零零九年五月二十九日(星期五)下午四時三十分或之前送交本公司之股份過戶登記處香港分處香港中央證券登記有限公司辦理登記，地址為香港灣仔皇后大道東183號合和中心17樓1712－1716號室。

重聘核數師

審核委員會已向董事會建議而後者亦同意，待股東於二零零九年度股東週年大會批准後，重聘安永會計師事務所為本公司來年之核數師。

重選退任董事

於二零零八年度股東週年大會，黎高臣先生(執行董事)、謝宗宣先生(非執行董事)、Albert F. del Rosario大使(非執行董事)及Graham L. Pickles先生(獨立非執行董事)為獲委任以來在任時間最長之四名董事，連同Napoleon L. Nazareno先生(彼於二零零八年三月三十一日獲委任，並根據公司細則退任)，均已於會上退任董事。所有退任董事均符合資格並願意重選連任，而且已獲重選連任，指定任期為三年，由二零零八年度股東週年大會舉行當日起計至下列最早日期為止：(1)本公司於二零一一年曆年舉行之股東週年大會當日；或(2)二零一一年六月三日；或(3)根據守則及／或公司細則董事須輪值退任當日。

於二零零九年度股東週年大會，林逢生先生(非執行主席)、林文鏡先生(非執行董事)、林宏修先生(非執行董事)及Ibrahim Risjad先生(非執行董事)為獲委任以來在任時間最長之四名董事，彼等將於二零零九年度股東週年大會退任董事。所有退任董事均符合資格重選連任，並願意於二零零九年度股東週年大會上重選連任。

於二零零八年十二月十一日舉行之本公司提名委員會會議上，董事接納提名林逢生先生重選連任，其指定任期將不超過三年，由二零零九年度股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零一二年曆年舉行之股東週年大會當日；或(2)二零一二年六月二日；或(3)林逢生先生根據守則及／或公司細則輪值退任當日。

就林文鏡先生、林宏修先生及Ibrahim Risjad先生而言，由於考慮到彼等身兼其他工作，提名委員會接納提名彼等重選連任，彼等之指定任期為一年，由二零零九年度股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零一零年曆年舉行之股東週年大會當日；或(2)二零一零年六月二日。本公司將於二零零九年度股東週年大會提出獨立決議案考慮四名退任董事各人之建議重選連任之事宜。

根據上市規則第13.51(2)條規定，四名將於二零零九年度股東週年大會獲提名重選連任之退任董事資料已載於本通函附錄一，以便股東於考慮重選董事時可作出知情決定。除本通函另有披露者外，將於二零零九年度股東週年大會獲提名重選連任之四名董事並無任何其他須根據上市規則第13.51(2)(h)至13.51(2)(v)條規定須予披露之資料、或有關任何其他須知會股東之事宜。

發行股份及購回股份之一般授權

為符合現行之企業常規，本公司將於二零零九年度股東週年大會提呈決議案以徵求股東批准(其中包括)重新授予董事配發及發行股份之一般授權、授出購回授權以及授權董事可根據購回授權配發及發行本公司所購回股份之一般授權。

於二零零八年度股東週年大會，股東通過一項普通決議案，批准授予董事一般授權，可配發及發行最多不超過佔本公司於二零零八年六月四日已發行股本面值總額20%之股份。此項授權將於二零零九年度股東週年大會結束時屆滿，董事相信重續此項授權符合本公司之最佳利益。

於二零零八年度股東週年大會，股東亦通過一項普通決議案，授予董事一般授權，可行使本公司之權力購回本公司之股份，購回股份最多不超過本公司於二零零八年六月四日已發行股本總額10%之股份。股東亦通過另一項普通決議案，批准授予董事一般授權，以配發及發行本公司根據購回授權所購回之股份。此等授權將於二零零九年度股東週年大會結束時屆滿，董事相信重續此等授權符合本公司之最佳利益。

本公司現時無意購回其任何股份。為讓股東決定投票贊成或反對將於二零零九年度股東週年大會提呈之決議案以批准股份購回授權時達致知情決定，有關上市規則所述在聯交所購回股份之主要規定，以及有關本公司購回其股份之其他詳情，已詳載於本通函附錄二之說明函件內。

更新METRO PACIFIC購股權計劃之購股權計劃上限

Metro Pacific是一家以菲律賓馬尼拉為基地的投資控股及管理公司，並於菲律賓證交所上市，其普通股於菲律賓證交所上市及買賣，代號為「MPI」。Metro Pacific於二零零六年十二月在菲律賓證交所上市，標誌着Metro Pacific Corporation於二零零六年初展開之全面重組計劃已告完成。

於二零零八年，Metro Pacific通過進一步收購Maynilad Water Services, Inc.之權益達致57%之控股地位、收購Manila North Tollways Corporation（其持有北呂宋高速公路(North Luzon Expressway)之專營權）之67.1%權益，以及收購Davao Doctors Hospital及Medical Doctors, Inc.之權益，而大幅擴展其基建及健康護理業務組合。此外，預期Metro Pacific將於二零零九年內落實建議收購Manila Electric Company之10.17%權益一事。

於二零零七年六月一日舉行之本公司股東週年大會上，股東批准（其中包括）採納Metro Pacific購股權計劃。其後亦已取得Metro Pacific股東批准對Metro Pacific購股權計劃作出若干修訂，包括為配合Metro Pacific已發行股本之變動，增加就根據計劃授出之購股權獲行使而為此保留之股份數目，以及取得菲律賓證交所批准因根據Metro Pacific購股權計劃授出之購股權獲行使而發行之股份上市。

自本公司於二零零七年六月一日批准及Metro Pacific於二零零七年六月十四日批准採納Metro Pacific購股權計劃當日以來，Metro Pacific之已發行股本之總數已因為一連串的注資行動而由1,239,252,449股普通股大幅增加至9,416,766,813股普通股。Metro Pacific擴展其業務組合後，在營業額及人力兩方面而論，Metro Pacific現已成為一間更

具規模之大公司。採納Metro Pacific購股權計劃旨在：(i)讓對Metro Pacific集團進一步增長及發展有重大責任之Metro Pacific集團高級管理人員及董事獲得Metro Pacific之擁有權權益；(ii)鼓勵該等Metro Pacific集團高級管理人員及董事長期服務於Metro Pacific集團；(iii)激勵該等高級管理人員及董事繼續努力為Metro Pacific集團長遠財務成功作出貢獻；及(iv)鼓勵具備合適才能及經驗之管理人員加入Metro Pacific集團。根據Metro Pacific於二零零七年六月十四日之已發行股本而訂出的現行購股權計劃上限將不足夠，原因為合資格參與Metro Pacific購股權計劃之高級行政人員之人數已於上限獲批准後增加。就此而言，更新該計劃之上限，以及根據Metro Pacific於二零零九年度股東週年大會舉行當日之已發行股本而增加可動用的購股權數目，均為合適之做法。

因此，本公司謹徵求股東於二零零九年度股東週年大會上批准更新Metro Pacific購股權計劃之10%上限，而根據Metro Pacific購股權計劃之經更新上限授出之全部購股權獲行使而可發行之Metro Pacific股份總數，不得超出Metro Pacific於購股權計劃上限獲批准當日之已發行股份的10%。

於最後可行日期，已根據Metro Pacific購股權計劃授出可認購合共123,925,245股Metro Pacific股份之購股權，其中合共61,962,622份購股權已經歸屬，而30,500,000份及31,312,623份購股權將分別於二零一零年一月二日及二零一零年三月十日歸屬。

有關建議更新Metro Pacific購股權計劃上限之進一步詳情載於本通函附錄三。

於股東週年大會要求按股數投票表決之程序

遵照上市規則之規定及良好企業管治常規，二零零九年度股東週年大會主席將會就通告所載各項決議案要求按股數投票方式表決。

根據公司細則第79條，於股東大會提呈表決之每項決議案均將以舉手方式表決，除非於宣佈舉手方式表決結果之前或之時，以下人士要求按股數投票方式表決：

(i) 大會主席；或

(ii) 當時有權在大會投票的最少三(3)名親身出席之股東或受委代表；或

(iii) 持有不少於全體有權在大會投票股東總投票權十分一(1/10)之一名或多名親身出席之股東或受委代表；或

(iv) 持有可在大會投票之股份之一名或以多名親身出席之股東或受委代表，且有關股份繳入股款合共不少於所有賦予該項權利股份之繳入股款總額十分之一(1/10)。

根據公司細則第80條，倘根據上述方式要求按股數投票表決，表決將於要求按股數投票表決之大會或續會日期起計三十(30)日內，按主席指定方式(包括使用不記名選票或選票紙或選票)、時間及地點進行。按股數投票表決之結果將視為要求按股數投票表決大會之決議。

責任聲明

本通函乃遵照上市規則而刊發，旨在提供有關本公司之資料。各董事就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使其所載任何內容產生誤導成份。

推薦意見

董事認為，建議乃符合本公司及其股東之最佳利益，故推薦　閣下投票贊成將於二零零九年六月三日舉行之二零零九年度股東週年大會上提呈之各項決議案。各董事已表示在有權投票之情況，將以彼等及彼等各自之聯繫人士(定義見上市規則)擁有之股份附有之投票權，投票贊成將於二零零九年度股東週年大會提呈之所有決議案。

此致

第一太平有限公司列位股東　台照

承董事會命
第一太平有限公司
常務董事兼行政總監
彭澤仁
謹啟

二零零九年四月二十八日

以下為建議於二零零九年度股東週年大會重選之四名退任董事資料：

1. 林逢生先生

董事會主席及提名委員會主席

現年六十歲，於印尼出生。林先生畢業於倫敦Ewell County Technical College。林先生為三林集團總裁兼行政總監、PT Indofood Sukses Makmur Tbk（「Indofood」）總裁董事兼行政總監，並於多家公司擔任專員及董事，包括澳洲Futuris Corporation Limited。

林先生於多家跨國公司出任顧問會成員。彼曾任GE International Advisory成員，現為德國保險公司ALLIANZ Group之顧問會成員。彼於二零零四年九月加入亞洲企業領袖協會(Asia Business Council)。

林先生為本公司榮譽主席兼董事會顧問林紹良先生之兒子。除本通函所披露者外，彼並無亦不曾與本公司任何董事及高級管理人員有任何關連。

林先生自一九八一年起出任第一太平集團董事，並於二零零三年六月出任第一太平主席。

於最後可行日期，林先生於本公司或其任何相聯法團（定義見證券及期貨條例）之股份、相關股份及債券中擁有或被視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條備存於該條文所提述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉權益如下：

i. 透過利比利亞公司First Pacific Investments Limited（「FPIL-Liberia」）持有本公司790,229,364股普通股[(C)] (24.59%)。FPIL-Liberia分別由林逢生先生(10%)、林逢生先生持有全部已發行股本之公司Salerni International Limited (46.8%)、林文鏡先生(30%)、林宏修先生(10%)及Ibrahim Risjad先生控制之公司(3.2%)擁有。

ii. 透過英屬維爾京群島公司First Pacific Investments (B.V.I.) Limited（「FPIL-BVI」）持有本公司632,226,599股普通股[(C)] (19.68%)。林逢生先生實益擁有FPIL-BVI全部已發行股本之權益，因此被視為擁有FPIL-BVI所持股份之權益。

iii. 持有632,370股Indofood股份[(C)](0.01%)，並透過其控制之公司（不包括本公司）直接持有2,007,788股(0.14%) Indofood Agri Resources Ltd.（「IndoAgri」）股份之權益及透過第一太平集團公司間接持有998,200,000股IndoAgri股份(69.38%)之權益。

林先生並無與本公司訂立任何服務合約。除根據本公司的公司細則應付的其他酬金外，作為非執行主席，林先生有權就每次親身或透過電話會議出席董事會或董事委員會會議收取5,000美元（或董事會不時釐定的服務酬金），詳情載於第一太平二零零八年年報第143頁財務報表附註37(A)「董事酬金」一節。

2. 林文鏡先生

非執行董事

現年八十一歲，於印尼出生。林先生為多家以水泥廠及發展地產業務為主的印尼公司之創辦人。彼為PT Kartika Chandra專員，以及出任PT Bogasari Flour Mills及Pacific Industries and Development Limited董事。林先生自一九八一年起擔任第一太平集團之董事。

林先生為林宏修先生之父親。除本通函所披露者外，彼並無亦不曾與本公司任何董事及高級管理人員有任何關連。

於最後可行日期，林先生於本公司或其任何相聯法團（定義見證券及期貨條例）之股份、相關股份及債券中擁有或被視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條備存於該條文所提述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉權益如下：

i. 透過利比利亞公司FPIL-Liberia持有本公司790,229,364股普通股[(C)] (24.59%)。FPIL-Liberia分別由林逢生先生(10%)、林逢生先生持有全部已發行股本之公司Salerni International Limited (46.8%)、林文鏡先生(30%)、林宏修先生(10%)及Ibrahim Risjad先生控制之公司(3.2%)擁有。

ii. 持有15,520,335股Indofood股份[(C)]。

林先生並無與本公司訂立任何服務合約。除根據本公司的公司細則應付的其他酬金外，作為非執行董事，林先生有權就每次親身或透過電話會議出席董事會或董事委員會會議收取5,000美元。於二零零八年，林先生並無自本公司收取任何酬金。

3.　林宏修先生

非執行董事

現年五十七歲，於印尼出生。林先生獲澳洲新英格蘭大學頒發經濟學學士學位。林先生現為PT Indocement Tunggal Prakarsa Tbk副總裁董事、Pacific Industries and Development Limited董事以及數家印尼公司董事。林先生自一九八一年起擔任第一太平集團之董事。

林先生為林文鏡先生之兒子。除本通函所披露者外，彼並無亦不曾與本公司任何董事及高級管理人員有任何關連。

於最後可行日期，林先生於本公司或其任何相聯法團(定義見證券及期貨條例)之股份、相關股份及債券中擁有或被視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條備存於該條文所提述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉權益如下：

i.　透過利比利亞公司FPIL-Liberia持有本公司790,229,364股普通股[(C)] (24.59%)。FPIL-Liberia分別由林逢生先生(10%)、林逢生先生持有全部已發行股本之公司Salerni International Limited (46.8%)、林文鏡先生(30%)、林宏修先生(10%)及Ibrahim Risjad先生控制之公司(3.2%)擁有。

ii.　持有15,520,335股Indofood股份[(C)]。

林先生並無與本公司訂立任何服務合約。除根據本公司的公司細則應付的其他酬金外，作為非執行董事，林先生有權就每次親身或透過電話會議出席董事會或董事委員會會議收取5,000美元(或董事會不時釐定的服務酬金)，詳情載於第一太平二零零八年年報第143頁財務報表附註37(A)「董事酬金」一節。

4. Ibrahim Risjad先生

非執行董事

現年七十五歲，於印尼出生。Risjad先生現為PT Indofood Sukses Makmur Tbk之專員。Risjad先生自一九八一年起擔任第一太平集團之董事。

於最後可行日期，Risjad先生於本公司或其任何相聯法團(定義見證券及期貨條例)之股份、相關股份及債券中擁有或被視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條備存於該條文所提述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉權益如下：

i. 持有6,406,180股Indofood股份[(C)]。

Risjad先生並無與本公司訂立任何服務合約。除根據本公司的公司細則應付的其他酬金外，作為非執行董事，Risjad先生有權就每次親身或透過電話會議出席董事會或董事委員會會議收取5,000美元。於二零零八年，Risjad先生並無自本公司收取任何酬金。

除本通函所披露者外，Risjad先生與本公司任何其他董事、高級管理層或主要或控股股東並無財務或家族關係。

本附錄載有上市規則所規定須載於說明函件之細節。隨說明函件附股東週年大會通告，大會將提呈有關本公司購回本身股份之決議案。

1. 購回授權

上市規則有關章節准許以聯交所為第一上市市場之公司在聯交所購回其股份，惟須受到若干限制，現概述如下：

(a) 股東批准

上市規則規定以聯交所為第一上市市場之公司倘擬購回股份，必須事先透過一般授權或透過有關特定交易之特別批准方式獲普通決議案通過。上市規則規定必須將一份說明函件(如本通函所載者)送交各股東，向各股東提供充分資料，以便彼等能決定是否批准授出此項授權。

(b) 資金來源

用以購回股份之資金必須為根據百慕達法例規定，可合法撥作有關用途之資金。

(c) 最多可購回之股份數目

本公司建議購回之股份必須為全數繳足股份。於聯交所可購回之股份數目，最多不得超逾在有關決議案獲通過當日本公司已發行股本中百分之十股份。按本公司於最後可行日期之現有已發行股本3,213,377,003股股份為基準，及假設本公司根據其購股權計劃授出之購股權並無再獲行使，且於二零零九年度股東週年大會舉行前本公司沒有再發行或購回任何股份，則本公司可根據購回授權於聯交所購回之股份數目最多不得超過321,337,700股股份。

2. 購回股份之理據

董事相信，徵求股東授予一般授權，以便本公司可在聯交所購回股份，符合本公司及其股東之最佳利益。該等購回股份可提高本公司之資產淨值及／或每股股份盈利，惟須視乎當時市場狀況及資金安排而定；並只有在董事相信購回股份會對本公司及其股東有利之情況方會進行。

3. 購回股份之資金

用以購回股份之資金必須為根據本公司之組織章程大綱及公司細則，以及百慕達法例規定，可合法撥作有關用途之資金。

現時董事無意購回本公司任何股份，且只會在彼等認為購回股份符合本公司之最佳利益，以及可按對本公司有利之條款購回股份之情況，方會行使權力購回股份。經考慮本公司於二零零八年十二月三十一日(即本公司最近期刊發之經審核賬目結算日期)之經審核綜合財政狀況，董事認為，倘按目前之現行市價全面行使購回股份之一般授權，將可能對本公司之營運資金及資本負債狀況造成重大不利影響。

在董事認為行使購回授權將對本公司之營運資金需要(與最近期刊發之經審核賬目披露之狀況比較而言)或董事認為對不時適合本公司之資本負債水平有重大不利影響之情況，本公司董事不會建議行使購回授權。

4. 股份價格

本公司於二零零八年購回合共17,826,000股股份(0.55%)。下表列出股份於截至二零零九年三月三十一日止十二個月期間每個月及自二零零九年四月一日起至最後可行日期在聯交所之最高及最低成交價：

月份	最高成交價	最低成交價
	港元	*港元*
二零零八年		
四月	6.15	5.13
五月	5.99	4.80
六月	5.86	4.77
七月	5.00	4.18
八月	5.02	4.32
九月	5.00	3.51
十月	4.30	1.93
十一月	3.38	2.12
十二月	3.23	2.58
二零零九年		
一月	2.99	2.62
二月	3.23	2.68
三月	2.94	2.40
自二零零九年四月一日起至最後可行日期	3.46	2.65

5. 權益之披露

在董事作出一切合理查詢後所知，概無任何董事或其任何聯繫人士現時有意於建議之購回授權獲股東批准情況向本公司或其附屬公司出售股份。

概無關連人士(定義見上市規則)曾知會本公司，表示現擬於購回授權獲股東批准之情況出售任何股份，或承諾不會向本公司出售其所持有的任何股份。

6. 收購守則

倘根據購回授權購回股份後，某股東所佔本公司之附投票權權益比例有所增加，則就收購守則而言，該項增加將被視作增購投票權。故此，視乎股東權益的增幅，一名股東或一群一致行動的股東(定義見收購守則)或會視作取得本公司控制權或鞏固所擁有本公司之控制權，因而須按照收購守則第26條提出強制性全面收購建議。

於最後可行日期，主要股東實益擁有相當於本公司已發行股本合共44.27%之股份。儘管董事目前無意購回本公司任何股份，但倘若董事全面行使購回授權後，則主要股東擁有之股份將相當於本公司當時已發行股本約49.19%。因此，屆時主要股東須按照收購守則第26條之規定提出強制性全面收購建議。除上述者外，就董事所知，根據購回授權購回股份將不會引致收購守則所述之任何其他後果。

現時本公司無意行使購回授權達致某程度引致主要股東須承擔提出強制性全面收購建議之責任。

倘若購回股份將導致公眾人士所持有的上市股份數量低於聯交所指定的有關最低百分比，則董事不會行使購回授權。

7. 董事承諾

董事已向聯交所承諾，彼等只會(在適用之情況)根據上市規則及百慕達法例行使購回授權。

在Metro Pacific購股權計劃之條款及遵照上市規則第17章之條文規限下，根據Metro Pacific購股權計劃授出之所有購股權獲行使時須予發行之Metro Pacific股份最高數目，合共不可超過在本公司二零零七年六月一日舉行之二零零七年度股東週年大會上批准Metro Pacific購股權計劃當日之已發行Metro Pacific股份之10%，亦即123,925,245股Metro Pacific股份。

於最後可行日期，已根據Metro Pacific購股權計劃授出可認購合共123,925,245股Metro Pacific股份之購股權，其中合共61,962,622份購股權已經歸屬，而30,500,000份及31,312,623份購股權將分別於二零一零年一月二日及二零一零年三月十日歸屬。

於最後可行日期，已發行Metro Pacific股份之總數為9,416,766,813股。待建議更新事項獲批准後，並假設在股東週年大會舉行日期，已發行Metro Pacific股份之總數維持不變，則Metro Pacific可根據Metro Pacific購股權計劃向合資格參與人士授出購股權，惟彼等據此最多只可認購941,676,681股Metro Pacific股份，亦即批准建議更新事項當日之已發行Metro Pacific股份之10%，惟須符合Metro Pacific購股權計劃之條款及條件。

在Metro Pacific購股權計劃之條款及遵照上市規則第17章之相關條文規限下，在任何時間根據Metro Pacific購股權計劃將予行使之所有尚未行使購股權獲行使時須予發行之Metro Pacific股份總數，不可超過不時之已發行Metro Pacific股份之30%。倘根據Metro Pacific購股權計劃或本公司之任何其他購股權計劃授出購股權將會導致超出上述的30%上限，則不會授出任何購股權。

董事認為根據Metro Pacific購股權計劃更新購股權計劃上限，作為對合資格參與人士(包括本集團之僱員)之一種鼓勵與及嘉許彼等所作之貢獻，此乃符合本公司之最佳利益。

在二零零九年度股東週年大會上，本公司將會向股東提呈一項普通決議案，有待股東批准建議更新事項，使根據Metro Pacific購股權計劃授出之所有購股權獲行使時須予發行之Metro Pacific股份總數，不可超過941,676,681Metro Pacific股份，亦即在股東於二零零九年度股東週年大會上批准建議更新事項當日之已發行Metro Pacific股份之10%，惟須符合Metro Pacific購股權計劃之條款及條件。

將向菲律賓證交所申請批准根據Metro Pacific購股權計劃授出之購股權獲行使時將予發行之股份上市。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址：http://www.firstpacco.com

(股份代號：00142)

茲通告第一太平有限公司(「本公司」)謹定於二零零九年六月三日(星期三)下午三時正假座香港中環干諾道中五號香港文華東方酒店二樓維多利亞廳及遮打廳舉行股東週年大會，商議下列事項：

1. 省覽及接納截至二零零八年十二月三十一日止年度之經審核賬目以及董事會與核數師報告。

2. 宣派截至二零零八年十二月三十一日止年度之末期現金股息每股普通股6.00港仙(0.77美仙)。

3. 重聘安永會計師事務所為本公司之核數師，並授權本公司董事會釐定其酬金。

4. 作為普通事項，考慮並酌情通過下列各項議案為本公司之普通決議案：

   (i) **動議**重選林逢生先生為本公司之非執行董事，其指定任期將不超過三年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零一二年曆年舉行之股東週年大會當日；或(2)二零一二年六月二日；或(3)林逢生先生根據本公司所採納之企業管治常規守則(「守則」)及／或公司細則輪值退任當日。

   (ii) **動議**重選林文鏡先生為本公司之非執行董事，其指定任期為一年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零一零年曆年舉行之股東週年大會當日；或(2)二零一零年六月二日。

   (iii) **動議**重選林宏修先生為本公司之非執行董事，其指定任期為一年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零一零年曆年舉行之股東週年大會當日；或(2)二零一零年六月二日。

(iv) **動議**重選Ibrahim Risjad先生為本公司之非執行董事，其指定任期為一年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零一零年曆年舉行之股東週年大會當日；或(2)二零一零年六月二日。

5. 授權董事會根據本公司之公司細則釐定執行董事酬金，以及釐定非執行董事每次親身或透過電話會議出席董事會或董事委員會會議之酬金為5,000美元，或由董事會不時釐定之金額。

6. 作為特別事項，考慮及酌情通過下列議案（無論有否修訂）為普通決議案：

「**動議**授權本公司董事會委任新董事加盟董事會，惟在任何情況下董事會委任之董事人數最多不得超過本公司之公司細則不時規定之最高董事人數。而任何據此獲委任人士只可留任董事直至本公司下屆股東週年大會舉行之日為止，屆時該董事將合資格於該大會重選連任。」

7. 作為特別事項，考慮及酌情通過下列議案（無論有否修訂）為普通決議案：

「**動議**：

(a) 在下文(c)段之規限下，一般及無條件批准本公司董事在有關期間行使本公司所有權力，以配發、發行及處理本公司之額外股份，並作出或授予將須或可能須行使此項權力之售股建議、協議及購股權（包括債券、認股權證及可轉換為本公司股份的債權證）；

(b) 上文(a)段之批准將授權本公司董事於有關期間作出或授予售股建議、協議及購股權（包括債券、認股權證及可轉換為本公司股份的債權證），該等權力將須或可能須於有關期間終止後行使；

(c) 本公司董事根據上文(a)段之批准所配發或同意有條件或無條件配發（不論是否根據購股權或以其他方式）之股本面值總額（但非根據(i)供股；或(ii)根據本公司所發行之認股權證或任何可轉換為本公司股份之證券之條款而行使之認購權或換股權；或(iii)根據本公司採納之購股權計劃而行使之購股權；或(iv)按本公司之公司細則規定配發股份以全數或部份以股份代替股息之以股代息或類似安排），均不得超過本決議案獲通過當日本公司已發行股本面值總額百分之二十(20%)，而該項批准亦須受此限制；及

(d) 就本決議案而言：

「有關期間」指由通過本決議案當日起至下列三者之較早日期止期間：

(i) 本公司下屆股東週年大會結束當日；

(ii) 依據法例或本公司之公司細則之規定，本公司須舉行下屆股東週年大會之期限屆滿當日；及

(iii) 於股東大會上以普通決議案通過撤銷或修改本決議案所列授權之日。

「供股」指本公司董事於所訂定之期間，向於指定記錄日期名列股東名冊之股東，按其當時之持股比例提呈配售股份之建議(本公司董事可就有關零碎股份或根據香港以外地區之法例限制或規定，或任何認可管制機構或任何證券交易所之規定，在認為必要或適當時予以取消或作出其他安排)。」

8. 作為特別事項，考慮及酌情通過下列議案(無論有否修訂)為普通決議案：

「**動議**：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事在有關期間行使本公司所有權力，根據所有適用的法律，包括香港股份購回守則及香港聯合交易所有限公司(「聯交所」)頒佈的證券上市規則，在香港聯合交易所有限公司或任何其他股份可能於其上市且獲香港證券及期貨事務監察委員會及聯交所就此認可的證券交易所購回本公司股本中每股面值0.01美元之已發行股份；

(b) 按上文(a)段批准本公司董事可能購回或同意有條件或無條件購回之股本面值總額不得超過於本決議案當日本公司已發行股本面值總額百分之十(10%)，而該項批准亦須受此限制；及

(c) 就本決議案而言：

「有關期間」指由通過本決議案當日起至下列三者之較早日期止期間：

(i) 本公司下屆股東週年大會結束當日；

(ii) 依據法例或本公司之公司細則之規定，本公司須舉行下屆股東週年大會之期限屆滿當日；及

(iii) 於股東大會上以普通決議案通過撤銷或修改本決議案所列授權之日。」

9. 作為特別事項，考慮及酌情通過下列議案（無論有否修訂）為普通決議案：

「**動議**於召開本大會通告所載第7及8項普通決議案獲通過之情況下，將本公司依據上述第8項普通決議案於本通告日期以後所購回本公司股本中之股份面值總額加入依據上述第7項普通決議案所授予本公司董事配發及發行股份之一般授權，且可予配發及發行或同意有條件或無條件配發及發行之股本面值總額內。」

10. 作為特別事項，考慮及酌情通過下列議案（無論有否修訂）為普通決議案：

「**動議**更新本公司於二零零七年六月一日採納之Metro Pacific Investments Corporation（「**Metro Pacific**」）行政人員購股權計劃（「**Metro Pacific購股權計劃**」）授出購股權之現有上限（「**該計劃**」），使根據Metro Pacific購股權計劃授出之任何購股權獲行使時須予配發及發行之Metro Pacific股份（「**Metro Pacific股份**」）總數不可超過於本決議案通過當日之已發行Metro Pacific股份總數之10%（「**更新購股權計劃上限**」）；並授權董事進行及採取相關行動及簽署相關文件，使更新購股權計劃上限得以生效，以及在上述購股權獲行使時，行使本公司一切權力以配發、發行及處置Metro Pacific股份。」

11. 處理本公司任何其他普通事項。

承董事會命
第一太平有限公司
公司秘書
李麗雯

香港，二零零九年四月二十八日

主要辦事處：
香港中環
康樂廣場八號
交易廣場第二座
二十四樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

股東週年大會通告之附註：

1. 凡有權出席二零零九年度股東週年大會並於會上投票之股東，均有權委任一位或多位代表代其出席並投票。受委代表毋須為本公司股東。

2. 載有大會通告(「大會通告」)之通函隨附二零零九年度股東週年大會適用之代表委任表格。代表委任表格另可於聯交所網頁下載，亦可從本公司網頁下載，網址為http://www.firstpacco.com。

3. 代表委任表格連同簽署表格之授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書或授權文件副本，最遲須於二零零九年度股東週年大會或其任何續會指定舉行時間四十八小時前送達本公司之主要辦事處(致：公司秘書處)，方為有效。

4. 有關大會通告內第4項議程，根據上市規則第13.51(2)條規定，將於二零零九年度股東週年大會上膺選連任之董事於最後可行日期的個人資料已刊載於載有大會通告之本通函附錄一，以便股東就重選董事作出知情決定。

5. 有關大會通告內第7項議程，由於根據上市規則之規定，現有可發行股份之一般授權將於大會結束時失效，故重新徵求股東批准。

6. 載有第8項議程所述購回股份一般授權進一步詳情之說明函件，已刊載於載有大會通告之本通函附錄二。

7. 有關大會通告第10項議程－更新Metro Pacific購股權計劃之購股權計劃上限之進一步詳情，已刊載於載有大會通告之本通函附錄三。

8. 若本通函之中文版內容與英文版有歧義，概以英文版為準。